CAPABILITY, COVERAGE, CAPACITY... TOTALLY UNWIRED.



2005 ANNUAL REPORT

NOTICE OF 2006 ANNUAL MEETING & PROXY STATEMENT

RURAL CELLULAR CORPORATION



Our mission is to provide the best possible wireless service in rural America through growth and operating excellence, developing networks and introducing relevant technology solutions with proven value, reliability and market demand.



About Rural Cellular Corporation Rural Cellular Corporation ("RCC") is a wireless service carrier providing mobile phone and data services in rural areas where tourism, agriculture and small businesses are prevalent. From its array of services, RCC tailors its offerings to address the unique needs in each of its four territories.

RCC was founded in 1990 through the combination of five partnerships which each held cellular licenses in Minnesota. Since then, RCC has expanded its strategic presence through acquisitions and other edge-out efforts. Today, RCC's service area includes 6.5 million population served ("POPs") and over 700,000 customers located throughout portions of 15 states in the Midwest, Northeast, South and Northwest regions of the United States.

CAPABILITY

...TOTALLY UNWIRED.

To our shareholders, employees, customers, communities and suppliers:

In 2005 we ran the race at full speed and are now positioned for the exciting opportunities of today's wireless industry through our increased capability, coverage and capacity. We take pride in our expanded networks and enter 2006 poised for success with well-developed strategies and disciplines in place.

RCC does business in two worlds. Our core identity is that of a largely rural, regional carrier, operating in areas where tourism, recreation and agriculture are predominant.

Another facet of our business is that we are a wireless provider for those who travel through and converge on our service areas to work and play. Our customers and our roaming partners have equal expectations for the convenience of communications, entertainment and information to be present wherever they go.

Customers want more out of their mobility every day and we aspire to exceed those expectations by offering the right services and devices. We have an excellent plan in place together with the conviction and dedication required to succeed in our industry.



Richard P. Ekstrand
President and Chief Executive Officer



UNICEL®
THE WAY WIRELESS SHOULD BE.

COVERAGE

...TOTALLY UNWIRED.


Rcc 850 MHz Cellular Licenses
Rcc 1.9 GHz PCS Licenses

Three years ago we set into motion a strategic plan for RCC's network growth. We have followed our plan with consistency, resolve and discipline. Our wireless network has widened as we've both edged out and filled in our coverage.

We implemented a three-point strategy: convert our TDMA networks to CDMA/1XRTT in the Midwest and to GSM/GPRS/Edge in the Northeast, Northwest and South; fill in our networks to more comprehensively blanket our service areas with coverage; and edge out our networks from our existing footprint.

In 2005, we expanded our coverage areas by building out our licenses in Fargo and Grand Forks, ND; Lewiston/Auburn ME; Lewiston, ID, and selected areas in Alabama. Additionally, we made substantial progress toward completing the build-out of the Lakes Region in New Hampshire.

We've grown our network from approximately 800 legacy cell sites in March 2004 to 1,100 new technology cell sites at the end of 2005. Moving away from multiple technology networks positions us for greater efficiency, giving incentive to expedite customer migration to our new technology products.

Equally as important as the number of cell sites we operate is the quality of our spectrum, which we own. Our valuable 850 MHz licenses, which cover almost 90% of our service areas, provide expansive coverage, uniquely meeting the needs of our rural markets. MOUs have increased dramatically throughout the year, a resounding endorsement of our network strategies.

We are only at the beginning of an important and exciting opportunity to provide enhanced information, entertainment and communication services to the marketplace. Our new networks and increased capacity give us the capability to offer customers relevant new data services and devices. Roughly half of our customers at year-end have adopted new technology handsets and have embraced the benefits of improved voice calls and advances like access to the Internet, weather and customized information.

In the year ahead, we anticipate stepped up demand for new devices that will allow customers to take advantage of ever expanding data offerings. Unicel's newly centralized distribution systems continue to improve as we deliver our new network to customers through storefronts, an extensive group of authorized agents and business-to-business sales channels. Unicel retail stores are taking on a new look, providing a more modern, streamlined shopping experience. In addition, through extensive product training and education, we have a new focus on grooming our consumer and business-to-business sales forces for knowledge and service excellence.

CAPACITY

...TOTALLY UNWIRED.

Through close collaboration of our network, sales and marketing and customer operations teams, we are innovatively and confidently executing hundreds of things on a daily basis in a better manner than ever before.

In 2005, we worked aggressively to improve our networks, our billing systems and our organization with the goal of improving the overall customer experience and the resulting retention. Today, we are in the process of consolidating and leveraging these gains.

Additionally, in 2005 we successfully centralized our company's management structure and we continue to fine-tune our organization and reallocate resources, adding capacity and value.

Community Initiatives

RCC's improved capacity includes not only our network, devices, and the latest data offerings. Our capacity also encompasses our intention and commitment to building our local and regional communities through important initiatives.

The communities we serve benefit from our presence whether through providing customers with communication tools or employment opportunities for local citizens. While we have added to the economic development of our communities, we've also been present as a strong community advocate and partner. Apart from the wireless services we provide, we have sponsored activities and organizations that have enriched our towns and cities.


hometown heroes

Our own Hometown and High School Heroes programs recognize and honor individuals who tirelessly give of themselves.


STAND UP!

Unicel's StandUp! program is designed to inform young people, parents, teachers and concerned community members about the dangers of cyber bullying, which occurs over the Internet and through cell phone messaging. We are leading the fight against this modern day form of violence. Our efforts include partnering with nationally known experts to speak at our local schools. We also provide educational materials for students and parents through Unicel retail stores and our website.


Wireless
AMBER
Alerts


CALL TO
PROTECT

We were among the first wireless carriers to roll out the The Wireless Association's Wireless AMBER Alerts™ initiative, allowing customers to receive AMBER Alerts sent directly to their phones. Through the year, we also participated in the Call to Protect®, furnishing wireless phones and service to assist victims of domestic abuse.

Unicel employees live out our company values and are quick to respond to humanitarian needs. This year, our employees demonstrated compassion as they mobilized relief efforts for hurricane victims in our South territory.

We have given to our communities because it's the right thing to do, because we're responsible, and because our employees care. This part of our corporate culture is deeply ingrained.

Looking Ahead

Our seasoned management team, network strength, and our engaged community presence allows us to face the challenges of 2006 with confidence. RCC's primary focus is leveraging our technology investments to produce customer and revenue growth. A second key goal is continued enhancement of the customer experience to improve retention.

Our financial strategies have stayed the course over time and include improving customer retention, increasing local monthly service revenue per customer ("LSR"), and minimizing acquisition cost per customer. We have invested heavily in our networks and are now managing the related technology transition while balancing the benefits and costs of operating multiple technology networks. Our financial performance for 2005 reflects the success of these efforts with year over year growth in service, roaming and equipment revenue culminating in 8% growth in total revenue.

We have continued to explore options on how to improve our balance sheet. Through the last few years, over $100 million of senior exchangeable preferred stock has been retired through either repurchases or exchanges for Class A common stock. In November 2005, we completed an offering of $175 million of senior subordinated floating rate notes, and redeemed our outstanding 9⅝% senior subordinated notes which moved out our nearest term maturity to 2010. We also converted our outstanding shares of Class T convertible preferred stock into common stock. All of these efforts have contributed to the improvement in our total enterprise value as compared to last year at this time.

For 2006, we continue to anticipate strong roaming revenue and increasing LSR, while being keenly focused on improving retention and increasing our postpaid customer base.


$311
$320
$355
$377
$388
2001
2002
2003
2004
2005

SERVICE REVENUE
(in millions)


$117
$123
$132
$106
$123
2001
2002
2003
2004
2005

ROAMING REVENUE
(in millions)


$59
$57
$59
$60
$67
2001
2002
2003
2004
2005

ARPU


684
732
754
857
1,061
2001
2002
2003
2004
2005

CELL SITES/BASE STATIONS

Rural Cellular Corporation Highlights

(For the years ended December 31)

	2005	2004	2003	2002	2001
Financial Highlights (In thousands, except per share data)					
Total revenue	$544,935	$504,817	$507,389	$463,078	$445,688
Operating income	$105,946	$101,713	$123,250	$135,012	$80,800
Net loss applicable to common shares	($71,296)	($71,856)	($50,082)	($456,458)	($102,136)
Net loss per basic and diluted share	($5.62)	($5.87)	($4.15)	($38.29)	($8.61)
Weighted average shares outstanding	12,695	12,239	12,060	11,920	11,865
Operating Data:					
Customers	705,602	729,811	745,516	722,373	661,908
Market penetration	9.5%	10.3%	11.4%	11.3%	10.7%
Retention	97.3%	97.9%	98.1%	98.2%	97.8%
Average monthly revenue per customer ("ARPU")	$67	$60	$59	$57	$59
Local monthly service revenue per customer	$50	$46	$43	$41	$42
Acquisition cost per customer	$497	$444	$422	$377	$290
Cell sites/Base stations	1,061	857	754	732	684

Annual Meeting of Shareholders

The Company's annual meeting of shareholders will be held on Thursday, May 25, 2006, at 10 a.m. Central Daylight Time at Holiday Inn Alexandria, 5637 Highway 29 South, Alexandria, Minnesota 56308.

Shareholder, Investor and Media Contact

Shareholders, investors, analysts and members of the media seeking company information should contact Investor Relations or Public Relations at the Company's corporate offices at (320) 762-2000 or visit our website at www.unicel.com.

Stock Transfer Agent and Registrar

Shareowners with questions about share transfers, lost certificates or changes of address may contact:

Wells Fargo, N.A. Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139
Phone: (651) 306-4341
Toll free: (800) 468-9716
Email: stocktransfer@wellsfargo.com

Common Stock Market Data

Total shareholders of record: 170
Rural Cellular Corporation is listed on The Nasdaq National Market.
Symbol: RCCC
Newspaper listing: Rurlcella

Market Price Per Share

2005	High	Low	2004	High	Low
First Quarter	$8.85	$5.10	First Quarter	$14.38	$8.00
Second Quarter	$5.77	$4.20	Second Quarter	$10.20	$6.80
Third Quarter	$12.92	$5.19	Third Quarter	$9.71	$6.66
Fourth Quarter	$17.12	$11.79	Fourth Quarter	$7.18	$4.70

Corporate Counsel

Moss and Barnett
A Professional Association
Minneapolis, Minnesota

Independent Accountants

Deloitte & Touche LLP
Minneapolis, Minnesota

Copies of Annual Reports

If you would like additional copies of this report, contact Investor Relations at (320) 762-2000 or access it online at www.unicel.com and click on Investor Relations/annual report.

TABLE OF CONTENTS

FORM 10-K

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments	23
Item 2.	Properties	23
Item 3.	Legal Proceedings	23
Item 4.	Submission of Matters to a Vote of Security Holders	24

PART II

Item 5.	Market for Registrant's Common Equity and Related Matters	25
Item 6.	Selected Financial Data	26
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	40
Item 8.	Financial Statements and Supplementary Data	40
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	40
Item 9A.	Controls and Procedures	40
Item 9B.	Other Information	41

PART III

Item 10.	Directors and Executive Officers of the Registrant	42
Item 11.	Executive Compensation	42
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Equity Compensation Plan Information	42
Item 13.	Certain Relationships and Related Transactions	42
Item 14.	Principal Accountant Fees and Services	42

PART IV

Item 15.	Exhibits and Financial Statement Schedules	43
	Signatures	44

PROXY STATEMENT

Solicitation and Revocation of Proxies	3
Voting Rights	4
Board Recommendations	4
Ownership of Voting Securities	5
Item No. 1: Election of Directors	8
Item No. 2: Ratification of Deloitte & Touche LLP as Independent Auditors	11
Item No. 3: Approval of 2006 Omnibus Incentive Plan	12
Executive Compensation	18
Certain Transactions	23
Other Matters	24
Shareholder Proposals for 2007 Annual Meeting	24
Copies of Report on Form 10-K	24

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K



SEC MAIL
RECEIVED
PROCESSING
APR 2 4 2006
WASH. D.C.
185
SECTION

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the fiscal year ended December 31, 2005.

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from to .

Commission File Number 0-27416



Rural Cellular Corporation

(Exact name of registrant as specified in its charter)

Minnesota	**41-1693295**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3905 Dakota Street SW
Alexandria, Minnesota 56308
(320) 762-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
Class A Common Stock, par value $.01 per share
Series A Preferred Share Purchase Rights

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a nonaccelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Securities Exchange Act of 1934. (Check One.)

Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate value of shares of common stock held by nonaffiliates of the Registrant based upon the closing price on June 30, 2005 (only shares held by directors, officers and their affiliates are excluded): $63,051,734

Number of shares of common stock outstanding as of the close of business on February 24, 2006:

Class A	13,889,560
Class B	427,334

Documents incorporated by reference:

Portions of the definitive Proxy Statement relating to the 2006 Annual Meeting of Shareholders, which will be held on May 25, 2006 ("Proxy Statement"), are incorporated by reference into Part III of this report.

Form 10-K

This page left blank intentionally.

Item 1. Business

References in this Form 10-K to "Rural Cellular," "RCC," "we," "our," and "us" refer to Rural Cellular Corporation and its subsidiaries as a combined entity, except where it is clear that those terms mean only the parent company.

We file with, or furnish to, the Securities and Exchange Commission (the "SEC") annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as various other information. RCC makes these reports and other information available free of charge on the Investor Relations page of our website as soon as reasonably practicable after providing such reports to the SEC. In addition, in the Corporate Governance section of the Investor Relations page of our website, we make available the Financial Code of Ethics and the charters for the Audit, Compensation, and Nominating Committees. The internet address for our website is at www.unicel.com.

Such reports may also be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington D.C. 20549 or by calling the SEC at (800) SEC-0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

Forward-Looking Information

This Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. All statements regarding us and our expected financial position, business, and financing plans are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "should," "seeks," "anticipates," "intends," or the negative or other variations of any such term or comparable terminology, or by discussions of strategy or intentions. Although we believe that the expectations reflected in such forward-looking statements are reasonable, our expectations may prove not to be correct. A number of factors could cause our actual results, performance, and achievements or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. See risks and uncertainties relating to our business under Item 1A. "Risk Factors" of this document.

In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates, and data that may be incorrect or imprecise and involve known and unknown risks, uncertainties, and other factors. Accordingly, forward-looking statements included in this report do not purport to be predictions of future events or circumstances and may not be realized. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements contained in this report to reflect future events or developments.

(a) General Development of Business

We are a wireless communications service provider focusing primarily on rural markets in the United States. Our principal operating objective is to increase revenue and achieve profitability through increased penetration in our existing wireless markets.

Our operating territories include portions of five states in the Northeast, three states in the Northwest, four states in the Midwest, and three states in the South. Within each of our four territories, we have deployed a strong local sales and customer service presence in the communities we serve. Our marketed networks covered a total population ("POPs") of approximately 6.5 million and served approximately 706,000 voice customers as of December 31, 2005.

The following table summarizes our existing wireless systems as of December 31, 2005:

Post and Prepaid Customers *(Not including paging and long distance)*

	Percentage Ownership	Service Area POPS[1]	Customers as of December 31, 2005	2004	Square Miles	States
Territories						
Cellular:						
Midwest	100%	741,000	133,000	124,000	45,000	MN, ND, SD
Northeast	100%	2,174,000	251,000	267,000	46,000	MA, ME, NH, NY, VT
South	100%	2,011,000	97,000	118,000	79,000	AL, KS, MS
Northwest	100%	825,000	118,000	127,000	77,000	ID, OR, WA
Total		5,751,000	599,000	636,000	247,000	
PCS:						
Wireless Alliance	70%	754,000	11,000	13,000	19,000	MN, ND, SD, WI
Wholesale		N/A	96,000	81,000	N/A	
Total		6,505,000	706,000	730,000	266,000	

(1) Reflects 2000 U.S. Census Bureau population data updated for December 2002.

Form 10-K

We believe our markets have favorable characteristics for the deployment of wireless networks. Because of the rural demographics of our markets, which typically have lower population densities, we face fewer competitors than more urban markets. Also, in a number of our service areas, we are entitled to federal support funds that subsidize our expansion into high-cost territories that otherwise would not have telephone service, including wireless services.

We believe that our extensive network of local distribution channels and our focus on local customer service provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors and agents in areas where locating a direct retail store might not be cost-effective based on the demographic characteristics of those areas.

Our coverage areas have a large number of vacation destinations, substantial highway miles, and long distances between population centers, all of which we believe contribute to frequent roaming on our network by customers of other wireless providers. As a result, we have been able to negotiate long-term roaming agreements with several of the country's largest wireless carriers that do not have as significant of a presence in our markets. Our roaming agreements with other carriers help to provide us with a base of roaming revenue, which generates higher margins than local service revenue.

Our networks utilize both 850 MHz and 1900 MHz spectrum in our service areas. As of December 31, 2005, approximately 47% of our wireless customers were using either CDMA or GSM handsets with advanced features that can be utilized throughout their respective service areas. With our networks, we are well equipped to offer our customers regional and local wireless coverage, and we manage our networks to provide high quality service, with minimal call blocking and dropped calls and seamless call delivery and hand-off.

In July 2005, we centralized and streamlined our business organizational structure in order to redeploy resources to better support our new products and services. Accordingly, RCC's sales, customer service, network operations, and financial areas are now managed on a functional basis through a centralized management structure. We believe this change will allow us to more efficiently apply best practices company-wide, streamline decision-making, and improve our relationship with customers.

Our 2005 operating results reflect the following:

- Continued construction of our 2.5G networks and, accordingly, improved roaming minutes over the previous year,
- Continued transition of our customers to 2.5G handsets,
- Increased service revenue, primarily reflecting higher Local Service Revenue ("LSR") and Universal Service Fund ("USF") support,
- Increased costs required to support and market 2.5G networks, products, and customers, and
- Increased customer churn and declining customers, reflecting increased customer care needs, which we encountered during the commercial introduction of our GSM networks and transition to a new technology billing system.

For the year ended December 31, 2005 as compared to the year ended December 31, 2004, service revenue increased 2.8% to $387.8 million and LSR increased to $50 as compared with $46. Contributing to the increase in LSR were increased levels of USF support and increased access, data, and features revenue. USF support payments increased to $40.8 million for the year ended December 31, 2005 as compared to $28.2 million for the prior year.

During 2005, our total customers decreased by 24,209 to 705,602 at year ended December 31, 2005 as compared to 729,811 at December 31, 2004. We believe the reasons contributing to the decrease include the transitional stage of our networks, migration of customers to 2.5G products and services, and the change in billing systems.

Roaming revenue for the year ended December 31, 2005 was $122.8 million as compared to $105.5 million in the year ended December 31, 2004. The increase in roaming revenue reflects increased roaming outcollect minutes as compared to the comparable period of the prior year partially offset by outcollect roaming yield declining to $0.15 per minute in the year ended December 31, 2005 as compared to $0.16 per minute in the year ended December 31, 2004.

At December 31, 2005, substantially all of our 1,061 cell sites were equipped with 2.5G technology. During the year ended December 31, 2005 and year ended December 31, 2004, 2.5G outcollect minutes accounted for 80% and 35%, respectively, of our total outcollect minutes. As of December 31, 2005, approximately 47% of our postpaid customers were using new technology handsets as compared to 6% at December 31, 2004.

Our 2005 balance sheet reflects the following:

- **Payment of four quarterly dividends.** On October 10, 2005, our board declared payment of four quarterly dividends on our outstanding senior exchangeable preferred stock ("Senior Exchangeable Preferred Stock"). These dividends, which were paid on October 26, 2005, represented the quarterly dividends payable on November 15, 2004, February 14, 2005, May 15, 2005 and August 15, 2005, and totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million reduced the number of unpaid quarterly dividends on the senior exchangeable preferred stock to five, which remedied the then existing "Voting Rights Triggering Event" and removed any uncertainty regarding our ability to incur indebtedness, including under the revolving credit facility. We did not declare or pay the quarterly dividends due in November 2005 or February 2006. Accordingly, there now exists a "Voting Rights Triggering Event."
- **Revolving Credit Facility.** Effective October 18, 2005, we received approval from a majority of the banks who are lenders under our revolving credit facility to exclude $17.8 million of senior exchangeable preferred dividends paid on October 26,

2005, from the interest coverage covenant calculation. We also borrowed $58.0 million against the revolving credit facility on November 3, 2005 and were in compliance with all of the credit facility financial covenants as of December 31, 2005. Our failure to pay the cash dividends on our senior exchangeable preferred stock may affect our ability to incur additional debt under the revolving credit facility.

- **Conversion of Class T Convertible Preferred Stock into Common Stock.** On October 27, 2005, RCC converted all of its outstanding shares of Class T convertible preferred stock into 43,000 shares of Class A and 105,940 shares of Class B common stock. This conversion resulted in a gain of approximately $6.7 million, which partially offset preferred stock dividends in 2005.
- **Offering of Senior Subordinated Floating Rate Notes.** On November 7, 2005, the Company completed an offering of $175 million of Senior Subordinated Floating Rate Notes due 2012 which were sold at an original issue discount of $2.2 million, or 1.25%. The effective interest rate at December 31, 2005 was 10.30%. Interest is reset quarterly. With the proceeds of this offering, we redeemed all of our outstanding 9⅝% senior subordinated notes. The total amount for such repurchase was approximately $133.8 million, including $125.0 million aggregate principal, $6.8 million accrued interest to the repurchase date of December 7, 2005, and $2 million premium for early repurchase.
- **Exchange of Senior Exchangeable Preferred Stock for Class A Common Stock.** In 2005, we exchanged an aggregate of 10,535 shares of our senior exchangeable preferred stock for an aggregate of 1,152,745 shares of our Class A common stock in negotiated transactions. The shares were issued in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act of 1933, as amended.
- **Repurchase of Senior Exchangeable Preferred Stock.** In 2005, we repurchased 14,932 shares of senior exchangeable preferred stock for $13.4 million.
- **Capital Expenditures.** Including the cost of our network overlays, our total capital expenditures for 2005 were approximately $95.0 million compared to $94.4 million in 2004.

(b) Financial Information about Segments

Our business consists of one reportable operating segment, the operation of wireless communication systems in the United States.

(c) Description of Business/Service Areas

Marketing of Products and Services

Local Service

We have developed our marketing strategy on a market-by-market basis and offer service plan options to our customers tailored to address their specific needs and to encourage cellular usage. In general, because our customers typically live in rural areas, they are more likely to purchase plans that provide a regional footprint than a national one. Most of our service plans have a fixed monthly access fee, which includes a specified number of minutes, and incremental fees for enhanced services. As a result of our focus on marketing strategies as well as the upgrade of our networks to digital capability, we are able to offer our customers an array of services on an individual or bundled basis including:

- **Short Message Service**—allows a customer to receive and send text messages or content messages.
- **Voicemail**—allows a customer to receive and retrieve voicemail.
- **Wireless Imaging Service**—allows customers to receive and send pictures to another wireless handset or PC.
- **2.5G Technology Data Services**—includes picture phones, BREW and Java service, data cards, and Internet accessibility allowing customers to download ring-tones, games, graphics, entertainment and information.
- **Mobile Web**—allows customers to access the Internet from a laptop computer through our wireless network.

During the second half of 2006, we anticipate expanding our 2.5G technology data services to include email and calendaring capability.

In addition to tailoring our service plans based on features and minutes of use, we also offer our customers regional calling plans and national plans that allow our customers to pay home usage rates while traveling within specified regional zones, both within and outside of our cellular service areas. We have also established preferred roaming contracts and developed system integration with adjacent cellular carriers, which permit our customers to receive automatic call delivery, call forwarding, voicemail, and call hand-off nationwide.

Roaming

We have roaming agreements in our markets with various carriers. Under most of our roaming agreements, the roaming yield per minute we receive from outcollect calling minutes, in addition to the cost per minute we pay for our customers' incollect activity, declines over time. We have structured our roaming agreements to enable us to provide expanded network access to our customers both regionally and nationally and provide roaming rates based upon factors such as network coverage, feature functionality, and number of customers. Under our agreements with Cingular and Verizon Wireless, we have been able to attain preferred roaming status by overlaying our existing Northeast, Northwest, and South networks with GSM/GPRS/EDGE and our Midwest territory with CDMA/2000/1XRTT technology.

A substantial portion of our roaming revenue has been derived from agreements with three national wireless providers, Cingular, T-Mobile, and Verizon Wireless. For the years ended December 31, 2005, 2004, and 2003, Cingular (on a pro forma basis giving effect to its 2004 merger with AT&T Wireless ("AWE")), Verizon Wireless, and T-Mobile accounted for approximately 92%, 86%, and 89%, respectively, of our total outcollect roaming minutes. For the years ended December 31, 2005, 2004, and 2003, Cingular (on a pro forma basis giving effect to its merger with AWE) accounted for approximately 11.9%, 9.9%, and 14.5%, of our total revenue.

Our agreements with our three most significant roaming partners are as follows:

- Cingular, which is effective through December 2009,
- T-Mobile, which is effective through December 2007, and
- Verizon, which is effective through December 2009.

Customer Equipment

We currently sell handsets manufactured by Audiovox Corporation, LG Electronics, Inc., Motorola, Inc., and Nokia Telecommunications, Inc. and accessories manufactured by a number of sources.

Distribution and Sales

We market our wireless products and services through direct sales distribution channels, which include Company-owned retail stores and account executives. We also utilize indirect sales distribution channels, including independent sales agents. All distribution channels are managed on a territorial basis.

Our distribution channels include the following:

- direct sales through:
  - retail stores and kiosks that we operate and staff with our employees. As of December 31, 2005, we had 89 stores, primarily located in our more densely populated markets. In addition, we had 9 stand-alone kiosks. Our retail locations help us establish our local presence and promote customer sales and service;
  - account executives who are our employees and focus on business and major account sales and service;
  - telesales, which are conducted by customer service representatives, internet, and toll-free phone services; and
- indirect sales through approximately 350 independent sales agents. Our independent sales agents are established businesses in their communities and include retail electronics stores, farm implement dealers, automobile dealers, automotive parts suppliers, college and university bookstores, video and music stores, and local telephone companies. Most of the agents sell our services in conjunction with their principal business. We provide cellular equipment to the agents for sale to customers, and the agents market our services utilizing a cooperative advertising program.

Customer Base

At December 31, 2005, our customer base consisted of three customer categories: postpaid, wholesale, and prepaid. Postpaid customers accounted for the largest portion of our customer base as of that date, at 85%. These customers pay a monthly access fee for a wireless service plan that generally includes a fixed number of minutes and certain service features. In addition to the monthly access fee, these customers are typically billed in arrears for long-distance charges, data usage, roaming charges, and minutes of use exceeding the rate plans. Our wholesale customers are similar to our postpaid customers in that they pay monthly fees to utilize our network and services; however, the customers are billed by a third party (reseller), who has effectively resold our service to the end user (customer). We in turn bill the third party for the monthly usage of the end user. Wholesale customers accounted for 13% of our total customer base as of December 31, 2005. Our prepaid customers accounted for 2% of our customer base as of December 31, 2005.

Customer Service

To provide consistent customer service in our service centers, we have implemented local monitoring and control systems and maintain customer service departments consisting of trained personnel who are aware of the needs of the customers in our local markets. Our customer service centers are located in Alexandria, Minnesota; Bangor, Maine; Enterprise, Alabama; and Bend, Oregon. Our customer service centers can be accessed 24 hours a day, 365 days a year, and are responsible for processing new service orders and service changes for existing customers and maintaining customer records.

Service Marks

In 2005, all of our territories used the UNICEL® brand, which we own.

Network Operations

We develop and build our wireless service areas in response to customer demand by adding channels to existing cell sites, building new cell sites to increase coverage and capacity, and upgrading entire networks with advanced technology and services. Where appropriate, we also upgrade acquired properties to enable us to provide similar quality service over our entire network. We expect to continue our wireless system expansion where necessary to add and retain customers, enhance customer usage on our systems, and increase roaming traffic. We also enhance our systems through scalable network equipment, cell site splitting, cell site sectorization, and digital upgrades of our systems. In addition to improving service quality, these enhancements generally provide improved network system performance and efficiency of operations. Our network consisted of 1,061 cell sites as of December 31, 2005.

Technology

As of December 31, 2005, we had substantially completed our 2.5G network overlay. 2.5G refers to wireless technology and capability usually associated with General Packet Radio Services ("GPRS"), Enhanced Data rates for Global Evolution ("EDGE"), and

Code Division Multiple Access/1x Radio Transmission Technology ("CDMA2000/1XRTT").

Technology	Territory Deployment	Description
CDMA2000/1XRTT	***Midwest*** deployed in 2003 and 2004 and commercially launched in August 2004.	*CDMA2000/1XRTT* is an evolution of CDMA technology and represents a step towards 3G technology and allows data transmission at approximately 50 kilobits per second ("Kbps").
GSM/GPRS	***Northeast, Northwest and South*** network deployment is operational and commercially launched throughout the first half of 2005.	*GSM/GPRS* facilitates certain applications that have not previously been available over GSM networks due to the limitations in speed of Circuit Switched Data and message length of the Short Message Service. Dataspeeds of up to approximately 35 Kbps are expected.
EDGE	***Northeast, Northwest, and South*** substantially overlaid in the first half of 2005.	*EDGE* is an evolution of GPRS technology and is a system designed to increase the speed of data transmission via cell phone, creating broadband capability. EDGE technology data speeds are expected to be approximately 70-135 Kbps.

Commercial introduction of CDMA/2000/1XRTT services in our Midwest territory began in August 2004, and commercial introduction of GSM/GPRS/EDGE services began in our Northeast and Northwest territories in January 2005 and in our South territory in the summer of 2005. Our 2.5G technology networks utilize existing 850 MHz and 1900 MHz spectrum. At December 31, 2005, substantially all of our cell sites incorporated 2.5G technology.

In addition to our 2.5G network overlay efforts throughout 2005, we expanded our coverage with the following initiatives:

- Midwest territory CDMA network expansion into the adjacent markets of Hibbing and Virginia, Minnesota and Fargo and Grand Forks, North Dakota,
- Northeast territory GSM network expansion into the adjacent market of Lewiston-Auburn, Maine,
- Northeast territory GSM network expansion into the adjacent Lakes Area territory in east central New Hampshire, and
- Northwest territory GSM network expansion into the adjacent markets of Lewiston-Moscow, Idaho and Madras, Oregon.

We also have PCS networks in our Midwest and Northeast territories that satisfy FCC build-out requirements and allow us to receive outcollect revenue from our national roaming partners and minimize our incollect cost from our existing customers using their phones in those areas. We do not market our wireless service to residents of these areas.

Licenses

Our reasons for building out our licenses can vary. We build out many of our licenses primarily to market our wireless services directly to that territory's population and to capture outcollect roaming minutes. We build out other licenses to minimize incollect cost and capture outcollect roaming minutes while not marketing our services to that territory's population. In some cases, we have chosen not to build out licensed areas, usually because of insufficient current financial incentive.

Form 10-K

Our total marketed service areas served 705,602 customers as of December 31, 2005. The following map illustrates the locations of our 850 MHz Cellular and 1.9 GHz PCS licenses as of December 31, 2005.



RCC 850 MHz Cellular Licenses
RCC 1.9 GHz PCS Licenses

Suppliers and Equipment Partners

We do not manufacture any customer or network equipment. The high degree of compatibility among different manufacturers' models of handsets and network facilities equipment allows us to design, supply, and operate our systems without being dependent upon a single source of equipment. Our legacy networks use equipment manufactured by Northern Telecom, Inc., Lucent Technologies Inc., Harris, Inc., Alcatel, Ericsson, Inc., and Motorola, Inc. Our 2.5G networks primarily utilize equipment manufactured by Ericsson, Inc. and Nokia Telecommunications, Inc.

Competition

We compete against wireless carriers in each of our markets and also compete with a number of enhanced specialized mobile radio service providers. We compete for customers based on numerous factors, including wireless system coverage and quality, service value equation (minutes and features over price), local market presence, digital voice and features, customer service, distribution strength, and brand name recognition. Some competitors also market other services, such as landline local exchange and internet access service, with their wireless service offerings. Many of our competitors have been operating for a number of years, currently serve a substantial customer base, and have significantly greater financial, personnel, technical, marketing, sales, and distribution resources than we do.

The following table lists our major competitors by territory:

Region	Alltel	Cingular	Sprint/ Nextel	T-Mobile	US Cellular	Verizon	Other*
Midwest	X	X	X	X			Dobson Communications, Qwest
Northeast		X	X	X	X	X	—
Northwest		X	X	X	X	X	Qwest, Inland Cellular, Snake River Wireless
South	X	X	X	X		X	Southern Linc, Pine Belt Wireless, Public Service Telephone, Westlink Communications, Panhandle Telecommunications, Cellular Telepak, Inc.

* ***National Third Party Resellers.*** We also compete with national third party resellers including Virgin Mobile USA, LLC., and TracFone Wireless, Inc. These resellers purchase bulk wireless services from wireless providers and resell through mass-market retail outlets, including Wal-Mart, Target, Radio Shack, and Best Buy. TracFone purchases bulk wireless services from RCC in selected markets.

Continuing industry consolidation has resulted in the increased presence of regional and national wireless operators within our service areas. More recently, some national wireless operators have begun to build small networks in more densely populated or well-traveled portions of our service areas. National advertising and promotional programs by national wireless operators run in our markets are a source of additional competitive and pricing pressures even though these operators may not provide service in those markets.

In the future, we expect to face increased competition from entities holding licenses for PCS spectrum not yet operating in our markets. The FCC has issued licenses for both narrowband and broadband PCS, and six broadband licenses were issued in each of our cellular service areas. Under FCC rules, PCS license holders are allowed to disaggregate the spectrum covered by their license. Accordingly, we may face competition from additional providers of PCS if the FCC approves a disaggregation of spectrum for any PCS license in one of our service areas. In addition, the Omnibus Budget Reconciliation Act of 1993 required, among other things, the allocation to commercial use of a portion of 200 MHz of the spectrum currently reserved for government use. Some portion of this spectrum may be used to create new land-mobile services or to expand existing land-mobile services. Further, the FCC has auctioned or announced plans to auction licenses in the 39 GHz spectrum and 700 MHz spectrum that may be used for wireless communications that would compete with our services.

We also compete to a lesser extent with resellers, landline telephone service providers, fixed wireless services, specialized mobile radio, private radio systems and satellite-based telecommunications systems. A reseller provides wireless services to customers but does not hold an FCC license and might not own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's service and a competitor of that licensee.

Cable companies are providing telecommunications services to the home, and of these, some carriers are providing local and long distance voice services using Voice over Internet Protocol, or VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in lower prices to customers and increased competition for wireless services.

The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements, and changes in consumer preferences and expectations. Accordingly, with the entry of new competitors and the development of new technologies, products, and services, competition in the wireless telecommunications industry has been dynamic and intense.

Our ability to compete successfully is dependent, in part, on our ability to anticipate and respond to various competitive factors affecting the industry. Our marketing and sales organization monitors and analyzes competitive products and service offerings, changes in consumer preferences, changes in demographic trends and economic conditions, and pricing strategies by competitors that could adversely affect our operations or present strategic opportunities.

We believe that we are strategically positioned to compete with other communications technologies that now exist. Continuing technological advances in telecommunications and FCC policies that encourage the development of new spectrum-based technologies make it difficult, however, to predict the extent of future competition.

Legislation and Regulation

The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state, and local regulation and legislation affecting the telecommunications industry. Many existing federal, state, and local laws and regulations are currently the subject of judicial proceedings, legislative hearings, and administrative proposals that could change, in varying degrees, the manner in which the telecommunications industry operates. Neither the outcome of these proceedings nor their impact upon the telecommunications industry or us can be predicted.

Overview

Our business is subject to varying degrees of federal, state, and local regulation. The FCC has jurisdiction over all facilities of, and services offered by, wireless licensees such as us, to the extent those facilities are used to provide, originate, or terminate interstate or international communications. The Communications Act of 1934, as amended (the "Communications Act"), preempts state and local regulation of the entry of, or the rates charged by, any provider of commercial mobile radio service ("CMRS"), which includes our cellular service and broadband personal communications service. Otherwise, state and local regulatory commissions may exercise jurisdiction over most of the same facilities and services to the extent they are used to originate or terminate intrastate or intra-Major Trading Area communications and with respect to zoning and similar matters. The manner in which we are regulated is subject to change in ways we cannot predict.

Federal Licensing of Wireless Systems

Geographic Market Area Licenses. CMRS providers operate under licenses granted by the FCC within a specified geographic market area. For cellular systems, those market areas are typically Metropolitan Statistical Areas ("MSAs") or Rural Service Areas ("RSAs") as defined by the FCC. PCS systems are normally licensed within market areas known as Major Trading Areas ("MTAs") or Basic Trading Areas ("BTAs"), although it is possible to obtain, and we currently hold, some PCS licenses that are for market areas smaller than an entire MTA or BTA, known as a partitioned area.

While the FCC has used an assortment of methods in the past to grant licenses, most if not all new CMRS licenses granted by the FCC are by auction. The FCC determines the availability of licenses in particular frequency ranges, as well as the terms under which license auctions are conducted. Our ability to secure new licenses that could be used to introduce advanced "third generation" wireless services may depend upon our success in future FCC auctions. For example, in 2006 the FCC is expected to auction and license 90 megahertz of spectrum in six blocks for third generation and advanced wireless services. In the next several years the FCC is also expected to auction additional spectrum below 3 GHz and in the 700 MHz band.

Construction and Operation. Most cellular licensees, including RCC, have substantially constructed their systems and have license rights in their Cellular Geographic Service Areas that cut off rights of others to obtain licenses on the same frequencies in the same areas. We do not need to perform additional construction under our cellular licenses to retain those licenses. If we were to discontinue operation of a cellular system for a period of at least 90 continuous days, our license for such area would be automatically forfeited. However, we have no intention of allowing any discontinuance of service that may occur to last as long as 90 continuous days.

In order to retain licenses, PCS licensees, including RCC, are required by the FCC's rules to construct facilities in the geographic areas authorized under their PCS licenses. That construction must result in a signal level adequate to permit an offering of services to a certain percentage of the population covered by those licenses within specified periods, based on the date of the grant of the licenses. Our PCS licenses are subject to revocation or nonrenewal by the FCC, as are all similar licenses held by other companies, if these build-out requirements are not satisfied in a timely manner. Build-out requirements apply as to certain PCS licenses we have acquired from other entities. We believe that our construction will progress at a pace that allows for timely compliance with the construction requirements.

Because we hold PCS licenses, we must comply with FCC microwave relocation rules. A block of spectrum licensed for PCS may be encumbered by a previously licensed microwave system. In such a case, if the PCS licensee cannot avoid interference with the microwave system, the FCC requires the PCS licensee to provide six months' advance notice that interference may occur upon simultaneous operation of the PCS and microwave facilities and direct the microwave licensee to cease operation or move to other, non-interfering frequencies after such period of time. A PCS licensee is also obligated to participate in cost-sharing if a previous relocation of a microwave incumbent benefits more than one PCS licensee. However, a PCS licensee will not trigger any new cost-sharing obligations for sites activated April 5, 2005 or later, due to the termination of the FCC's cost-sharing plan as of April 4, 2005. We believe that we are in compliance with applicable FCC microwave relocation and cost-sharing rules.

CMRS providers also must satisfy a variety of FCC requirements relating to technical and reporting matters, including coordination of proposed frequency usage with adjacent systems in order to avoid electrical interference between adjacent systems. The FCC also requires licensees to secure FCC consent to system modifications in specified instances.

Entities such as RCC that own towers used for radio systems are subject to Federal Aviation Administration and FCC regulations respecting the location, marking, lighting, and construction of towers and are subject to the requirements of the National Environmental Policy Act, National Historic Preservation Act, and other environmental statutes enforced by the FCC. The FCC has also adopted guidelines and methods for evaluating human exposure to radio frequency emissions from radio equipment. We believe that all wireless devices we currently provide to our customers, and all our radio systems on towers that we own or occupy, comply with these requirements, guidelines, and methods.

We use, among other facilities, common carrier point-to-point microwave facilities to connect cell sites and to link the cell sites to the main switching office. These facilities are separately licensed by the FCC and are subject to regulation as to technical parameters, frequency protection, and service.

Renewal of Licenses. Near the conclusion of the generally ten-year term of a spectrum license, a licensee must file an application for renewal of the license to obtain authority to operate for up to an additional ten-year term. An application for license renewal may be denied if the FCC determines that the renewal would not serve the public interest, convenience, or necessity. The FCC also may revoke a license prior to the end of its term in extraordinary circumstances. In addition, at license renewal time, other parties may file competing applications for the authorization. The FCC has adopted specific standards stating renewal expectancy will be awarded to a spectrum licensee that has provided substantial service during its license term and has substantially complied with applicable FCC rules and policies and the Communications Act. If the FCC awards the licensee a renewal expectancy, its license renewal application generally is granted and the competing applications are dismissed.

Although we are unaware of any circumstances that would prevent the approval of any future renewal application, no assurance can be given that the FCC will renew any of our licenses. Moreover, the FCC has the authority to restrict the operation of a licensed facility or revoke or modify licenses. None of our licenses has ever been revoked or involuntarily modified.

Assignment of Licenses or Transfer of Control of Licensees. FCC licenses generally may be transferred and assigned, subject to specified limitations prescribed by the Communications Act and the FCC. The FCC's prior approval is required for the assignment or transfer of control of a license for a wireless system. Before we can complete a purchase or sale, we must file appropriate applications with the FCC, and the public is by law granted a period of time, typically 30 days or less, to oppose or comment on the proposed transaction. In addition, the FCC has established transfer disclosure requirements that require licensees who assign or transfer control of a license acquired through an auction within the first three years of their license terms to file associated sale contracts, option agreements, management agreements, or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. In any instance where a proposed transaction would result in an entity holding attributable ownership interests in both the frequency Block A and frequency Block B cellular carriers in the same MSA or RSA, or where the acquiring entity would add to its own spectrum holdings in the same area, the FCC conducts a case-by-case analysis of the potential effect upon competition and may disapprove of the transaction or issue approval subject to conditions that may or may not be acceptable to the parties. Non-controlling minority interests in an entity that holds a FCC license generally may be bought or sold without FCC approval, subject to any applicable FCC notification requirements.

Limitation on Foreign Ownership. Ownership of our capital stock by non-U.S. citizens is subject to limitations under the Communications Act and FCC regulations. Under existing law, no more than 20% of a licensee's capital stock may be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation. If an FCC licensee is controlled by another entity, up to 25% of that entity's capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation. Indirect foreign ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest.

Regulatory Matters and Developments

Enhanced 911 Services. 850 MHz and 1900 MHz licensees must comply with the FCC's rules regarding emergency 911 service. There is a staged process for the required deployment of enhanced 911 services, referred to by the FCC as Phase I and Phase II.

Under Phase I, cellular and PCS licensees were required as of April 1, 1998, or within six months of a request from the designated Public Safety Answering Point ("PSAP"), whichever is later, to be able to provide, if available to the serving carrier, the telephone number of the originator of a 911 call and to provide to the designated PSAP the location of the cell site or base station receiving a 911 call from any mobile handset accessing their systems through the use of Automatic Number Identification and Pseudo-Automatic Number Identification. We are in substantial compliance with Phase I requirements.

Under Phase II, cellular and PCS licensees must be able to provide to the designated PSAP the location of all wireless 911 callers, by longitude and latitude, in conformance with particular accuracy requirements. To comply, licensees may elect either network-based or mobile radio handset-based location technologies and thereafter meet, according to a phased-in schedule, the enhanced 911 service standards stated in the FCC's rules. We notified the FCC of our intention to utilize network-based location technologies to provide Phase II enhanced 911 service and amended the notification to indicate that, where we utilize CDMA network technology, we will rely upon a handset-based Phase II solution. Pursuant to terms and conditions of an FCC "Order to Stay" adopted in July 2002, granting us an extension of the compliance deadlines, we are subject to requirements of the FCC where we have deployed a network-based Phase II solution that we provide Phase II enhanced 911 service to at least 50% of a requesting PSAP's coverage area or population beginning March 1, 2003, or within six months of a PSAP request, whichever is later, and to 100% of a requesting PSAP's coverage area or population by March 1, 2004 or within 18 months of such a request, whichever is later. We have received requests from PSAPs for deployment of Phase II enhanced 911 service that relate to various areas where we provide cellular or PCS service and we have met the applicable 50%-coverage benchmark. Nevertheless, if the FCC finds that the accuracy results produced by any of our Phase II deployments are not in compliance with FCC rules, the FCC could issue enforcement orders and impose monetary forfeitures upon us. We have filed with the FCC a request for waiver of the applicable FCC rule concerning field test results in the State of Vermont which may not be compliant with FCC location accuracy requirements if averaged only with results from the State of Vermont. To the extent that we are not meeting the FCC's E911 Phase II location accuracy requirements in Vermont and other states we may need to file one or more additional petitions with the FCC to request a waiver of those requirements. The FCC has issued notices of apparent liability requiring other CMRS providers to pay fines based upon violations of enhanced 911 service requirements. The implementation of enhanced 911 obligations may have a financial impact on us. We are not yet able to predict the extent of that impact.

Interconnection. FCC rules provide that a local exchange carrier ("LEC") must provide CMRS providers interconnection within a reasonable time after it is requested, unless such interconnection is not technically feasible or economically reasonable, and that CMRS providers are entitled to compensation from LECs for terminating wireline-to-wireless traffic that originates and terminates within the same MTA. The FCC has a rulemaking proceeding in progress to consider whether, and possibly how, to replace the current system of reciprocal compensation for termination of local telecommunications traffic, and access charges for inter-MTA traffic, with a uniform intercarrier compensation plan. That proceeding could result in changes to compensation arrangements we have with LECs and interexchange carriers for the exchange of telecommunications traffic. Additionally, although key provisions of FCC orders implementing the Communications Act's interconnection requirements have been affirmed by the courts, certain court challenges to the FCC rules are pending.

Universal Service. The Communications Act mandates that telecommunications carriers, such as us, contribute to the federal USF, the purpose of which is to ensure that basic telephone services are available and affordable for all citizens and that consumers in rural areas have similar choices in telecommunications services as consumers living in urban areas. The USF is intended to promote telecommunications infrastructure development in high cost areas and to provide subsidies to low income persons, schools, libraries, and rural health care providers. We also are required to contribute to state universal service programs administered by some states. The federal USF is administered jointly by the FCC, the fund administrator, and state regulatory authorities. Because we are a collection agent for customer contributions, we expect that our obligation to remit USF contributions will have a minimal financial impact on us.

1996 amendments to the Communications Act allow wireless carriers such as us to pursue eligibility to receive USF funding for constructing, maintaining and improving our facilities and services in high-cost areas. When declared eligible for USF funding we are also obligated to offer discounts to low-income customers, which amounts are reimbursed to us through the federal Lifeline and Link-up programs. We must be designated as an eligible telecommunications carrier ("ETC") by the state where we provide service (or, in some cases, the FCC) and the state (or, in some cases, we) must certify our eligibility to the FCC so that we may ultimately receive USF support. We have received ETC designation in the states of Alabama, Kansas, Maine, Minnesota, Mississippi, New Hampshire, Oregon, South Dakota, Vermont and Washington. We are currently receiving USF support, or expect soon to begin receiving USF support, in each of these states. To be eligible from year-to-year to receive USF support, our ETC certifications must be renewed each year. Our ability to receive USF support, and our obligations to pay into state and federal universal service funds, are subject to change based upon pending regulatory proceedings, court challenges, and marketplace conditions.

The federal universal service program is under legislative, regulatory and industry scrutiny as a result of growth in the fund and structural changes within the telecommunications industry. The structural changes include an increase in the number of ETCs receiving support from the USF and a migration of customers from wireline service providers to providers using alternative technologies, like VoIP that, today, are not required to contribute to the universal service program. There are several FCC proceedings underway that are likely to change the way universal service programs are funded and the way these funds are disbursed to program recipients. The specific proceedings are discussed in greater detail below.

On March 17, 2005, the FCC issued an order strengthening the conditions for telecommunications carriers to receive and maintain ETC designation. The new standards are mandatory when the FCC is responsible for evaluating ETC applications and recommended when state regulatory agencies are responsible for evaluating ETC applications. Effective October 1, 2006, the new standards require ETCs to: (1) provide a five-year plan demonstrating how support will be used to improve coverage, service quality or capacity, including annual progress reports; (2) demonstrate the network's ability to remain functional in emergencies; (3) demonstrate how they will satisfy consumer and quality standards; (4) offer a "local-usage" plan comparable to the ILEC; and (5) acknowledge that they may be required to provide equal access to interexchange carriers in the event they become the sole ETC within a designated service area. The new standards are not expected to affect our universal service receipts. Further, additional certification requirements were imposed on ETC recipients. Some states have adopted, or are considering adopting, the same or similar requirements. The new FCC requirements are subject to both reconsideration requests pending at the FCC and judicial appeals.

On June 14, 2005, the FCC issued a notice of proposed rulemaking initiating a broad inquiry into the management and administration of the universal service programs. The notice of proposed rulemaking seeks comment on ways to streamline the application process for federal support and whether and how to increase audits of fund contributors and fund recipients to deter waste and fraud. The FCC is also considering proposals regarding the contribution methodology, which could change the category of service providers that contribute to the fund and the basis upon which they contribute. At this time, we cannot estimate the impact that the potential changes, if any, would have on our operations.

Finally, the FCC mandated that, effective October 1, 2004, the Universal Service Administrative Company ("USAC") begin accounting for the USF program in accordance with generally accepted accounting principles for federal agencies, rather than the accounting rules that USAC formerly used. This change in accounting method subjected USAC to the Anti-Deficiency Act (the "ADA"), the effect of which could have caused delays in payments to USF program recipients and significantly increased the amount of USF regulatory fees charged to wireline and wireless consumers. In

December 2004, Congress passed legislation to exempt USAC from the ADA for one year to allow for a more thorough review of the impact the ADA would have on the universal service program. In April 2005, the FCC tentatively concluded that the high-cost and low-income programs of the universal service fund comply with ADA requirements and has asked the Office of Management and Budget ("OMB") to make a final determination on this issue. In November 2005 Congress extended the exemption for an additional year and is contemplating a permanent solution to alleviate the ADA issues and the related negative impact to the universal service program.

Local Number Portability. The FCC has adopted rules on telephone number portability in an effort to achieve more efficient number utilization. Cellular and PCS licensees are required to provide number portability, which enables customers to change providers and services without changing their telephone number. By November 24, 2003, CMRS providers in the top 100 markets were required to offer number portability without impairment of quality, reliability, or convenience when customers switch wireless service providers, including the ability to support roaming throughout their networks. Providers in other markets were to comply by May 24, 2004 if they received a "bona fide request" to be open for porting-out of customer numbers at least six months prior from another wireless service provider. Where our operations are subject to the FCC mandate we are in compliance. In other areas any failure to comply with this obligation could result in a fine or revocation of our licenses.

In addition, the FCC provided guidance to the wireline and wireless industries in the form of a decision released November 10, 2003 in response to a petition filed by the Cellular Telecommunications & Internet Association requesting that wireline carriers be required to allow their customers to retain their numbers when switching to a wireless carrier. The FCC concluded that, as of November 24, 2003, upon the request of a customer, wireline carriers in the top-100 markets must port numbers to wireless carriers where the wireless carrier's "coverage area" overlaps the geographic location of the rate center in which the customer's wireline number is provisioned, provided that the porting-in carrier maintains the number's original rate center designation following the port. The wireless "coverage area" was defined by the FCC as the area in which wireless service can be received from the wireless carrier. Wireline carriers outside the top-100 markets were given until May 24, 2004 to comply with the same porting obligations. The FCC subsequently granted an extension of time until May 24, 2004 to wireline carriers in the top-100 markets that serve fewer than two percent of the nation's customer lines if such wireline carriers had not received a request for local number porting from either a wireline carrier prior to May 24, 2003, or a wireless carrier that has a point of interconnection or numbering resources in the rate center where the customer's wireline number is provisioned. In addition, state public utility commissions have authority under the Communications Act to suspend or extend FCC number portability requirements faced by wireline carriers that serve fewer than two percent of the nation's customer lines. Several organizations representing wireline carriers petitioned the U.S. Court of Appeals, D.C. Circuit, for review of the FCC's decision ordering wireline carriers to port numbers to wireless carriers. The court ordered the FCC to conduct a regulatory flexibility analysis concerning the effect of the number portability regulations upon small wireline carriers and, in the meantime, the court suspended the regulations to the extent they would apply to small wireline carriers.

Meanwhile, the FCC invited and has received written comments on issues that bear upon wireless carriers' obligations to port numbers to wireline carriers upon customer request. We expect to face obligations that will allow our customers to port their numbers to wireline carriers.

CALEA. Telecommunications carriers also are subject to the Communications Assistance for Law Enforcement Act ("CALEA"), which is administered by the Department of Justice, Federal Bureau of Investigation ("FBI") and the FCC. CALEA requires carriers to have a specific number of open ports available for law enforcement personnel with the appropriate legal authority to perform wiretaps on each carrier's network. Full implementation of CALEA's assistance capability requirements was previously required by June 30, 2000. However, because the FCC found that there was a lack of equipment available to meet these requirements, it accepted petitions for a two-year extension of this deadline on a carrier-by-carrier basis. We submitted such a petition and were granted a two-year extension, until June 30, 2002, to comply with CALEA's assistance capability requirements. We petitioned the FCC for another two-year extension and received from the FBI a letter of support for our petition for extension. We also petitioned for additional time, through September 30, 2005, to complete final installation of CALEA features on a switch located in Alexandria, Minnesota. We received from the FBI a letter of support for our petition for extension. At this time CALEA features are installed and operational at all but one of our switching facilities. Additional requirements interception of digital packet mode telecommunications. We will become obligated to comply with these requirements only if and when we commence to offer services that make use of digital packet mode technology. If we are not able to comply with CALEA prior to the applicable deadlines, we could be subject to substantial fines that, under existing law, could be as much as $10,000 per day. We cannot predict yet whether we will be able to comply with CALEA requirements prior to the applicable deadlines.

Other FCC-Mandated Payments. We also are required to contribute annually to the Telecommunications Relay Service Fund and the North American Numbering Plan Administration Fund and to remit regulatory fees to the FCC with respect to our licenses and operations. We do not expect that these financial obligations will have a material impact on us.

Access by the Disabled. The FCC has adopted rules that determine the obligations of telecommunications carriers to make their services accessible to individuals with disabilities. The rules require wireless and other providers to offer equipment and services that are accessible to and useable by persons with disabilities. While the rules exempt telecommunications carriers from meeting general disability access requirements if these results are not readily achievable, it is not clear how the FCC will construe this exemption. Accordingly, the FCC occasionally adopts rules that may require us to make material changes to our network, product line, or services at our expense. By the regulatory deadline of September 15, 2005, we had begun to offer hearing aid compatible CDMA and GSM handsets. By September 16, 2006, we must either suspend all of our offerings of TDMA handsets or begin to offer hearing aid compatible TDMA handsets, which may not exist or be available to us. By February 18, 2008, 50% of all phone models offered must meet the MT3 performance level for acoustic coupling to accommodate hearing aid compatible functions. We are required to file and we do file with the FCC periodic progress reports on our preparation for implementing these offerings.

Health and Safety. Various media reports and plaintiffs' attorneys in lawsuits not involving us have suggested that radio frequency emissions from wireless handsets may be linked to an assortment of health concerns, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. The FCC and foreign regulatory agencies have updated and may continue to update the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids, and medical devices. The FDA has issued guidelines for the use of wireless phones by pacemaker wearers. Safety concerns have also been raised with respect to the use of wireless handsets while driving. Federal, state, and local legislation has been proposed and, in some instances, enacted in response to these issues. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services.

Regulatory Oversight. The rapid growth and penetration of wireless services has prompted the interest of the FCC, state legislatures, and state public utility commissions to oversee certain practices by the wireless industry, generally in the form of efforts to regulate service quality, customer billing, termination of service arrangements, advertising, filing of "informational" tariffs, certification of operation, and other matters such as deterrence of spam messaging to wireless devices. While the Communications Act generally preempts state and local governments from regulating the entry of, or the rates charged by, wireless carriers, a state has authority to regulate "other terms and conditions" of service offerings by CMRS providers and may petition the FCC to allow it to regulate the rates of CMRS providers. Several states have proposed or imposed consumer protection regulations on CMRS providers. Moreover, in securing ETC status, we may become subject to such rules (as we already are in Maine and Vermont), may be required to offer a specific "universal service" rate plan, as we have in Maine, or may become subject to other state-imposed requirements as a condition of their granting ETC status. In some states, we are or expect to be required annually to demonstrate that funds we collect from the high-cost fund are used for the required purpose of constructing, maintaining, or improving our facilities and services. These additional regulatory obligations can be expected to increase our costs of doing business.

The FCC has rules that require CMRS providers to report to the FCC network outages of at least 30 minutes duration that potentially affect at least 900,000 user minutes.

On August 4, 2004 the FCC adopted a Notice of Proposed Rulemaking to consider how the Emergency Alert System ("EAS") can become a more effective mechanism for warning the American public of an emergency. The proceeding inquires whether EAS should be extended beyond broadcast and cable TV to other services such as commercial wireless. We may be obligated to purchase additional hardware and/or software to comply with any EAS requirements the FCC ultimately adopts that are applicable to wireless carriers.

At the local level, wireless facilities typically are subject to zoning and land use regulation and may be subject to fees for use of public rights of way. Although local and state governments cannot categorically prohibit the construction of wireless facilities in any community, or take actions that have the effect of prohibiting construction, securing state and local government approvals for new tower sites may become a more difficult and lengthy process.

The FCC has expanded the flexibility of cellular, PCS, and other CMRS providers to provide fixed as well as mobile services. Such fixed services include, but need not be limited to, "wireless local loop" services to apartment and office buildings and wireless backup services to private business exchanges and local area networks to be used in the event of interruptions due to weather or other emergencies. The FCC has determined that fixed services provided as ancillary services to a carrier's mobile service will be regulated as commercial mobile radio services.

The FCC authorizes spectrum leasing for a variety of wireless services. Such rules may provide us with opportunities to expand our services into new areas, or provide us with access to additional spectrum, without need for us to purchase licenses, but the same rules also have the potential to induce new competitors to enter our markets. In addition, proceedings relating to human exposure to radio frequency emissions, the feasibility of making additional spectrum available for unlicensed devices, and the provision of spectrum-based services in rural areas are pending before the FCC. All of these initiatives could have an effect on the way we do business and the spectrum that is available to us and our competitors.

The FCC does not currently specify the rates CMRS carriers may charge for their services, nor does it require the filing of tariffs for wireless operations. However, the FCC has the authority to regulate the rates, terms, and conditions under which we provide service because CMRS carriers are statutorily considered to be common carriers and thus are required to charge just and reasonable rates and are not allowed to engage in unreasonable discrimination. The FCC has adopted rules and has proposed further rules relating to the use of customer proprietary network information

("CPNI") and to require filing with the FCC of certification of carrier compliance with rules that concern CPNI. Additionally, the FCC has adopted rules governing billing practices. While none of these existing requirements has a material impact on our operations, there is no assurance that future regulatory changes will not materially impact us. The FCC has ruled that the Communications Act does not preempt state damages claims as a matter of law, but whether a specific damage award is prohibited would depend upon the facts of a particular case. This ruling may affect the number of class action suits brought against CMRS providers and the amount of damages awarded by courts.

Employees and Sales Agents

As of December 31, 2005, we had 1,011 employees, including 432 in sales and marketing, 276 in customer service, 187 in network and systems operations, 69 in administration, and 47 in finance and accounting. Approximately 23 of our employees were part-time. None of our employees is represented by a labor organization, and we believe we have excellent relations with our employees. In addition, we utilize approximately 350 independent sales agents.

Item 1A. *Risk Factors*

We encourage you to read the risk factors below in connection with the other sections of this Annual Report on Form 10-K.

Our future operating results could fluctuate significantly.

We believe that our future operating results and cash flows may fluctuate due to many factors, some of which are outside our control. These factors include the following:

- increased costs we may incur in connection with our networks and the further development, expansion, and upgrading of our wireless systems;
- fluctuations in the demand for our services and equipment and wireless services in general;
- increased competition, including price competition;
- changes in our roaming revenue and expenses due to renegotiation of our roaming agreements and the development of neighboring or competing networks;
- changes in the regulatory environment;
- changes in the level of support provided by the Universal Service Fund ("USF");
- the cost and availability of equipment components;
- seasonality of roaming revenue;
- changes in travel trends;
- acts of terrorism, political tensions, unforeseen health risks, unusual weather patterns, and other catastrophic occurrences that could affect travel and demand for our services; and
- changes in general economic conditions that may affect, among other things, demand for our services and the creditworthiness of our customers.

We incurred net losses applicable to common shares of approximately $71.3 million, $71.9 million, and $50.1 million in the years ended December 31, 2005, 2004, and 2003, respectively. We may continue to incur significant net losses as we seek to increase our customer base in existing markets. We may not generate profits in the short-term or at all. If we fail to achieve profitability, that failure could have a negative effect on the market value of our common stock.

Our implementation of 2.5G network technology has resulted in network capacity constraints and heightened customer churn.

We have recently deployed 2.5G technology in all of our territories and have experienced and may continue to experience technical difficulties and network coverage issues. In addition, we have experienced network capacity constraints relating to the initial migration of our TDMA customers to 2.5G. We have incurred, and may continue to incur, costs to address these issues, including costs for engineering, additional equipment, and additional spectrum in certain markets. These costs may be significant. As our customers migrate from TDMA to 2.5G service, some have been dissatisfied with our service and switched to a competitor, resulting in increased churn and reduced revenues and profitability. Continuing problems could damage our reputation and affect our ability to attract new customers. In addition, network quality issues could affect our roaming arrangements. To the extent we are required to spend significant amounts on correcting problems with our network, we will have fewer resources available for marketing and customer acquisition activities, which would affect our customer growth.

We may not be successful in reversing the six quarter trend of declining postpaid customers, which would force us to change our business plan and financial outlook and would likely negatively affect the price of our stock.

Our current business plans assume that we will increase our customer base over time, providing us with increased economies of scale. If we are unable to attract and retain a growing customer base, we would be forced to change our current business plans and financial outlook and there would likely be a material negative affect on the price of our common stock.

As we dedicate more resources to 2.5G technology, our TDMA customers may seek other competitive offerings, resulting in a loss of customers and reduced profitability.

We expect to continue operating our TDMA network for the foreseeable future while current customers migrate to 2.5G technology. However, we will not upgrade our TDMA network with the same features as are available on our 2.5G networks, and we expect manufacturers will not produce innovative TDMA handsets with upgraded functions.

As we dedicate more spectrum to 2.5G networks, our remaining TDMA customers may experience difficulties in using our services. Further, as our TDMA customers attempt to roam while traveling outside of our service areas, their service may be degraded due to the removal of TDMA capability within other carriers' cell sites. All of these potential developments could drive our TDMA customers to our competitors rather than to our 2.5G product offerings and thereby reduce our market share and revenue.

We have required and will continue to require substantial amounts of capital to maintain our upgrade to 2.5G technologies and to meet various obligations under our financing arrangements. Our ability to generate the required capital depends on many factors, including some that are beyond our control.

We have required, and will continue to require, substantial capital to maintain our wireless network, to satisfy obligations on our debt and exchangeable preferred stock, and for other operating needs. Including the cost of our 2.5G technology overlays, our total capital expenditures for 2005 were $95.0 million. We believe that we have sufficient funds to finance our planned capital expenditures for network construction, but we may require additional capital in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, and other technological issues or if we acquire additional licenses.

We will likely need additional financing to repay or refinance our debt at its final maturities and to meet mandatory redemption provisions on our preferred stock. To the extent that we do not generate sufficient cash from operations to satisfy these needs, we will need to explore other sources of capital, which may include public and private equity and debt financings, including vendor financing. The availability of additional financing is dependent on conditions in the capital markets. We may not be able to obtain additional financing on terms acceptable to us and within the limitations contained in the instruments governing our debt and our preferred stock or any future financing arrangements.

If we fail to obtain any required financing, we may need to delay or abandon our development and expansion plans and we may fail to meet regulatory requirements for build-out of our network and not be in compliance with certain regulations, such as CALEA. Any failure to upgrade could also have a negative effect on our roaming revenues, since most of our roaming partners' customers will likely use the latest technology handsets as our roaming partners upgrade their networks. Our ability to meet our debt service requirements and our customers' needs may also be impaired, which would have a material adverse effect on our business. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

We have committed a substantial amount of capital to upgrade our wireless networks to offer 2.5G data services. If the demand for wireless data services does not grow, or if we fail to capitalize on such demand, it could have an adverse effect on our growth.

We have committed significant resources to wireless data services and our business plan assumes increasing demand for such services. Although demand for wireless data services is growing, it is currently a small portion of our revenues. Continued growth in demand for wireless data services is dependent on development and availability of popular applications and availability of handsets and other wireless devices with features, functionality, and pricing desired by customers. If applications and devices are not developed or do not become commercially acceptable, our revenues could be adversely affected. Even if such demand does develop, our ability to deploy and deliver wireless data services relies, in many instances, on new and unproven technology. Existing technology may not perform as expected, and we may not be able to obtain new technology to effectively and economically deliver these services. We cannot give assurance that there will be widespread demand for advanced wireless data services, that revenues from data services will constitute a significant portion of our total revenues in the near future, or that we can provide such services on a profitable basis.

Our business could be materially and adversely affected by our failure to anticipate and react to frequent and significant technological changes.

The telecommunications industry is subject to rapid and significant changes in technology that are evidenced by:

- the introduction of 3.0G digital handsets and applications;
- evolving industry standards;
- the availability of new radio frequency spectrum allocations for wireless services;
- ongoing improvements in the capacity and quality of digital technology;
- shorter development cycles for new products and enhancements;
- developments in emerging wireless transmission technologies; and
- changes in end-user requirements and preferences.

It is possible that we may select a technology that does not achieve widespread commercial success or that is not compatible with the technology selected by one or more of our roaming partners, and as a result, our business, results of operations and financial condition could be materially and adversely affected. Moreover, one or more of the technologies that we currently utilize may become inferior or obsolete at some time in the future.

A significant portion of our revenue is from roaming charges. Outcollect roaming yields have been declining over the last few years and are expected to continue to decline in the future. As a result, our future operating results could be adversely affected if increases in roaming minutes do not offset anticipated decreases in roaming yield.

In 2005, 2004, and 2003, approximately 23%, 21%, and 26%, respectively, of our revenue was derived from roaming charges incurred by other wireless providers for use of our network by their customers who traveled within our coverage areas. A substantial portion of our roaming revenue is derived from Cingular, Verizon Wireless, and T-Mobile. Changes in their operations or a significant decline in the number of their customers could adversely affect our business. For the years ended December 31, 2005, 2004, and 2003, Cingular (on a pro forma basis giving effect to its 2004 merger with AT&T Wireless ("AWE")), Verizon Wireless, and T-Mobile accounted for approximately 92%, 86%, and 89%, respectively, of our total outcollect roaming minutes. For the years ended December 31, 2005, 2004, and 2003, Cingular (on a pro forma basis giving effect to its 2004 merger with AWE) accounted for approximately 11.9%, 9.9%, and 14.5%, of our total revenue. Changes in the network footprints of these providers could have a material adverse effect on our outcollect revenue and incollect expenses. For example, if a roaming partner from which we derive a significant amount of revenue in one of our service areas were to build its own network in that service area, our outcollect revenue derived from our roaming relationship with that partner in that service area might decrease or even cease altogether, and our ability to negotiate favorable incollect rates in that partner's other service areas could suffer as well.

Any overbuild of our service areas by our roaming partners would also result in increased competition, which could have a negative impact on our outcollect roaming revenues, business, operating results, and retention.

Our roaming agreements have varying terms, from month-to-month to up to five years, and some are terminable with 30 days' written notice. When these agreements expire or are terminated, we may be unable to renegotiate these roaming agreements or to obtain roaming agreements with other wireless providers upon acceptable terms. Failure to obtain acceptable roaming agreements could lead to a substantial decline in our revenue and operating income.

Our roaming revenue is subject to some effects of seasonality, and as a result, our overall revenue and operating income are also subject to seasonal fluctuations.

In 2005, 2004, and 2003, a substantial amount of our revenue was derived from roaming charges incurred by other wireless providers for use of our network by their customers who traveled within our service areas. Our service areas include a number of resort destinations. As a result, our roaming revenue increases during vacation periods, introducing a measure of seasonality to our revenue and operating income. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Matters—Seasonality."

We operate in a very competitive business environment, which can adversely affect our business and operations. Competitors who offer more services than we do may attract our targeted customers.

We operate in highly competitive markets, and there is substantial and increasing competition in all aspects of the wireless communications business. Some competitors may market services we do not offer, such as cable television, internet access, landline local exchange, or long distance services, which may make their services more attractive to customers. Competition for customers is based primarily upon services and features offered, system coverage, technical quality of wireless systems, price, customer service, capacity, and strength of distribution channels.

In each of our markets we compete with several other wireless licensees. To a lesser extent, we also compete with wireless internet, paging, dispatch services, resellers, and landline telephone service providers in some of our service areas. Increasingly, cellular services have become a viable alternative to landline voice services for certain customers, putting cellular licensees in direct competition with traditional landline telephone service providers.

Cable and other companies are providing telecommunications services to the home, and of these, some carriers are providing local and long distance voice services using Voice over Internet Protocol, or VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in lower rates for customers and increased competition for wireless services.

Continuing industry consolidation has resulted in the increased presence of regional and national wireless operators within some of our service areas. Many of these national operators provide services comparable to ours and, because they operate in a wider geographic area, are able to offer no or low cost roaming and toll calls over a wider area. In addition, some national wireless operators have recently begun to build networks in certain of the more densely populated or well-traveled portions of our service areas. National advertising and promotional programs by national wireless operators run in our markets are also a source of additional competitive and pricing pressures, even though these operators may not provide service in those markets. If the wireless communications industry continues to consolidate and we do not participate in that consolidation, even stronger competitors may be created. The FCC has eliminated the spectrum cap and the cellular cross-interest restriction in all markets. These regulatory actions may facilitate the creation of larger and more formidable competitors.

Several of our competitors also operate in multiple segments of the industry. In the future, we expect to face increased competition from entities providing similar services using other communications technologies. Given the rapid advances in the wireless communications industry, it is possible that new technologies will evolve that will compete with our products and services. In addition, a number of our competitors have substantially greater financial, technical, marketing, sales, and distribution resources. With so many companies targeting many of the same customers, we may not be able to successfully attract and retain customers and grow our customer base and revenues, which could have a materially adverse effect on our future business, strategy, operations, and financial condition.

Market prices for wireless service may decline in the future.

We expect significant price competition among wireless providers that may lead to increasing movement of customers between operators, resulting in reductions in average monthly service revenue per customer. While we will try to maintain or grow our customer base and average monthly service revenue per customer, we cannot assure you that we will be able to do so. A significant decline in the pricing of services could adversely affect our financial condition and results of operations.

Wireless number portability may continue to have a negative impact on our customer retention and increase our marketing costs.

Wireless number portability allows customers to keep their wireless phone number when switching to a different service provider. Wireless number portability has increased and may continue to increase competition and reduce retention. Since implementation of wireless number portability in our markets, we have experienced increased churn. A high rate of churn would adversely affect our results of operations by reducing revenue and increasing the cost of adding new customers. Such costs generally include commission expense and/or significant handset discounts, which are significant factors in income and profitability. We may be required to grant promotional credits, subsidize product upgrades, and/or reduce pricing to match competitors' initiatives and to retain customers, which could adversely impact our operating results.

If we encounter significant problems, such as delays, inaccuracies, or loss of customer information from our database, in the process of upgrading our billing function, we could experience customer dissatisfaction and increased churn, which could have a material adverse impact on our financial performance.

During the second half of 2005, we transferred our Northeast, Northwest and South territory GSM customers to the VeriSign data processing and billing system. This process has caused disruption in our billing cycles, including delays in mailing of and errors in statements sent to customers, and customers may be dropped from our database. In addition, the transition has caused additional customer service calls to be made to our call center. If such problems are significant or prolonged, our customers may become dissatisfied and decide to switch to a rival carrier. Also, we are dependent on future performance of an outside contractor. Any significant or prolonged problems with our billing function could have a material adverse impact on our business, financial condition, and results of operations.

Regulation or potential litigation relating to the use of wireless phones while driving could adversely affect our results of operations. Further, if wireless handsets are perceived to pose health and safety risks, we may be subject to new regulations, and demand for our services may decrease.

Some studies have indicated that using wireless phones while driving may distract drivers' attention, making accidents more likely. These concerns could lead to litigation relating to accidents, deaths, or serious bodily injuries, or to new restrictions or regulations on wireless phone use, any of which also could have material adverse effects on our results of operations. A number of U.S. states and local governments are considering or have recently enacted legislation that would restrict or prohibit the use of a wireless handset while driving or, alternatively, require the use of a hands-free telephone. Legislation of this sort, if enacted, would require wireless service providers to provide hands-free enhanced services, such as voice activated dialing and hands-free speaker phones and headsets. If we are unable to provide hands-free services and products to customers in a timely and adequate fashion, our ability to generate revenues could suffer.

It has been suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over the effect of radio frequency emissions may discourage the use of wireless handsets, which would decrease demand for our services.

Our business is subject to extensive government regulation, which could adversely affect our business by increasing our expenses. We also may be unable to obtain or retain regulatory approvals necessary to operate our business, which would negatively affect our results of operations.

The FCC regulates many aspects of our business, including the licensing, construction, interconnection, operation, acquisition, and sale of our wireless systems, as well as the number of wireless licenses issued in each of our markets. State and local regulatory authorities, to a lesser extent, also regulate aspects of our business and services. In addition, the Federal Aviation Administration regulates aspects of construction, marking, and lighting of communications towers on which we place our wireless transmitters. Changes in legislation and regulations governing wireless activities, wireless carriers, and availability of USF support, our failure to comply with applicable regulations, or our loss of or failure to obtain any license or licensed area could have a material adverse effect on our operations.

The FCC and state authorities are increasingly looking to the wireless industry to fund various initiatives, including federal and state universal service programs, telephone number administration, services to the hearing-impaired, and emergency 911 services. In addition, many states have imposed significant taxes on providers in the wireless industry and have adopted or are considering adoption of regulatory requirements regarding customer billing and other matters. These initiatives have imposed and will continue to impose increased costs on us and other wireless carriers and may otherwise adversely affect our business. Under Phase II of its emergency 911 service rules, for example, the FCC has mandated that wireless providers supply the geographic coordinates of a customer's location, by means of network-based or handset-based technologies, to public safety dispatch agencies.

We have received requests from PSAPs for deployment of Phase II enhanced 911 service that relate to various areas where we provide cellular or PCS service and we have met the applicable 50%-coverage benchmark. Nevertheless, if the FCC finds that the accuracy results produced by any of our Phase II deployments are not in compliance with FCC rules, the FCC could issue enforcement orders and impose monetary forfeitures upon us. We have filed with the FCC a request for waiver of the applicable FCC rule concerning field test results in the State of Vermont, which may not be compliant with FCC location accuracy requirements if averaged only with results from the State of Vermont. To the extent that we are not meeting the FCC's E911 Phase II location accuracy requirements in Vermont and other states we may need to file one or more additional petitions with the FCC to request a waiver of those requirements. The FCC has issued notices of apparent liability requiring other CMRS providers to pay fines based upon violations of enhanced 911 service requirements. The implementation of enhanced 911 obligations may have a financial impact on us. We are not yet able to predict the extent of that impact.

Each of our wireless licenses is subject to renewal upon expiration of its current term, which is generally ten years. Grants of wireless license renewals are governed by FCC rules establishing a presumption in favor of incumbent licensees that have complied with their regulatory obligations during the ten-year license period. However, we cannot provide assurance that the FCC will grant us any future renewal applications or that our applications will be free from challenge. In addition, FCC rules require wireless licensees to meet build-out requirements with respect to particular licenses, and failure to comply with these and other requirements in a given licensed area could result in revocation or nonrenewal of our license for that area or the imposition of fines by the FCC.

Our designation or certification as an Eligible Telecommunications Carrier ("ETC") in any state where we conduct business could be refused, conditioned, or revoked due to circumstances beyond our control, thus depriving us of financial support in that state from the Universal Service Fund ("USF"). In addition, we cannot be certain that we will continue to receive payments at the current levels.

In order to receive financial support from the USF in any state, we must receive ETC certification in that state. Currently, we are ETC certified in ten of the states in which we offer wireless services. If designation or certification in any of these states were revoked or conditioned, our financial results could be adversely affected. Further, there are several FCC proceedings underway that are likely to change the way universal service programs are funded and the ways these funds are disbursed to program recipients. At this time, it is not clear what impact changes in the rules, if any, will have on our continued eligibility to receive USF support. Loss of USF revenues could adversely affect our future financial performance.

If we are unable to comply with obligations imposed by the Communications Assistance for Law Enforcement Act ("CALEA"), our financial results could be adversely affected.

The Communications Assistance for Law Enforcement Act ("CALEA") requires us to make services accessible to law enforcement for surveillance purposes. Additional requirements have been adopted to require cellular and PCS licensees to accommodate interception of digital packet mode telecommunications. We will become obligated to comply with these requirements only if and when we commence to offer services that make use of digital packet mode technology. If we are not able to comply with CALEA prior to the applicable deadlines, we could be subject to substantial fines. We cannot predict yet whether we will be able to comply with CALEA requirements prior to the applicable deadlines.

Equipment failure and natural disasters may adversely affect our operations.

A major equipment failure or a natural disaster affecting any of our central switching offices, microwave links, or cell sites could have a material adverse effect on our operations. Our inability to operate any portion of our wireless system for an extended time period could result in a loss of customers or impair our ability to attract new customers, which would have a material adverse effect on our business, results of operations, and financial condition.

Difficulties in the continued upgrade of our wireless systems could increase our planned capital expenditures, delay the continued build-out of our networks, and negatively impact our roaming arrangements.

Whenever we upgrade our networks, we need to:

- select appropriate equipment vendors;

- select and acquire appropriate sites for our transmission equipment, or cell sites;
- purchase and install low-power transmitters, receivers, and control equipment, or base radio equipment;
- build out any required physical infrastructure;
- obtain interconnection services from local telephone service carriers; and
- test cell sites.

Our ability to perform these necessary steps successfully may be hindered by, among other things, any failure to:

- obtain necessary zoning and other regulatory approvals;
- lease or obtain rights to sites for the location of our base radio equipment;
- obtain any necessary capital;
- acquire any additional necessary spectrum from third parties; and
- commence and complete the construction of sites for our equipment in a timely and satisfactory manner.

In addition, we may experience cost overruns and delays not within our control caused by acts of governmental entities, design changes, material and equipment shortages, delays in delivery, and catastrophic occurrences. Any failure to upgrade our wireless systems on a timely basis may affect our ability to provide the quality of service in our markets consistent with our current business plan, and any significant delays could have a material adverse effect on our business. Failure to meet upgrade milestones or to comply with other requirements under our roaming agreements could have an adverse effect on our roaming revenue.

Our future financial results could be adversely impacted by asset impairments or other charges.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS No. 142"). As a result, we are required to test both goodwill and other indefinite-lived intangible assets, consisting primarily of our spectrum licenses, for impairment on an annual basis based upon a fair value approach, rather than amortizing them over time. We are also required to test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce our enterprise fair value below its book value. Additionally, the value of our licenses must be tested between annual tests if events or changes in circumstances indicate that the value might be impaired. The amount of any such annual or interim impairment charge could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill and Other Indefinite-Lived Intangible Assets."

Effective January 1, 2002, we adopted SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS No. 144"). As a result, we are required to assess the impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable as measured by the sum of the expected future undiscounted cash flows. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Impairment of Long-Lived Assets."

Any operating losses resulting from impairment charges under SFAS No. 142 or SFAS No. 144 could have an adverse effect on the market price of our securities.

We may not be able to successfully integrate acquired or exchanged properties, which could have an adverse effect on our financial results.

We seek to improve our networks and service areas through selective acquisitions of other providers' properties and other assets, and in some instances, we may exchange our properties or assets for the properties and assets of another carrier. We will be required to integrate with our operations any properties we acquire, which may have billing systems, customer care systems, and other operational characteristics that differ significantly from those of our networks. We may be unsuccessful in those efforts, and customer retention in acquired properties and surrounding areas may suffer as a result, which could have an adverse effect on our business and results of operations.

We will continue to incur increased costs as a result of being a public company subject to the Sarbanes-Oxley Act of 2002 ("SOA"), as well as new rules implemented by the Securities and Exchange Commission and The Nasdaq Stock Market.

As a public company, we incur significant legal, accounting, and other expenses. In addition, the SOA, as well as new rules subsequently implemented by the SEC and The Nasdaq Stock Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make certain activities more time-consuming and costly.

In addition, the new rules could make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

If we fail to maintain an effective system of internal and disclosure controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We may in the future discover material weaknesses in our internal controls as defined under interim standards adopted by the Public Company Accounting Oversight Board ("PCAOB") and significant deficiencies and deficiencies in certain of our disclosure controls and procedures. Under the PCAOB standards, a "material weakness" is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A "significant deficiency" is a control deficiency or combination of control deficiencies that adversely affect a company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of a company's annual or interim financial statements that is more than inconsequential will not be prevented or detected.

While we have taken steps to improve our internal and disclosure controls, we cannot be certain that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with The Nasdaq National Market. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities.

Our common stock price has been and may continue to be volatile. Litigation instituted against us and our officers and directors as a result of changes in the price of our securities could materially and adversely affect our business, financial condition, and operating results.

The trading price of our Class A common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

- actual or anticipated variations in operating results;
- our ability to finance our operations and meet obligations under our financing arrangements
- conditions or trends in the wireless communications industry and changes in the economic performance and/or market valuation of other wireless communications companies;
- our strategic partnerships, joint ventures, or capital commitments; and
- additions or departures of key personnel.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the affected companies. These broad market and industry factors may materially and adversely affect the market price of our securities, regardless of our actual operating performance.

Often a drop in a company's stock price is followed by lawsuits against the company and its officers and directors alleging securities fraud. The defense and eventual settlement of or judgment rendered in any such actions could result in substantial costs. Also, the defense of any such actions could divert management's attention and resources. Both the costs and the diversion of management could materially and adversely affect our business, financial condition, and operating results. In addition, any material adverse judgment could trigger an event of default under our indebtedness.

We have a significant amount of debt and preferred stock, which may limit our ability to meet our debt service and dividend obligations, obtain future financing, make capital expenditures in support of our business plan, react to a downturn in our business, or otherwise conduct necessary corporate activities.

As of December 31, 2005, we had approximately $1.8 billion of long-term liabilities (which includes $465.3 million of senior and junior exchangeable preferred stock), and approximately $171.0 million of Class M preferred stock, and shareholders' deficit of approximately $652.0 million. Of the outstanding preferred stock, $514.3 million can be exchanged, at our option, subject to compliance with certain leverage ratios under our credit facility and the indentures related to our outstanding notes, for senior subordinated indebtedness.

The current levels of our debt and preferred stock entail a number of risks, including the following:

- we must use a substantial portion of our cash flows from operations to make interest payments on our debt, thereby reducing funds that would otherwise be available to us for working capital, capital expenditures, future business opportunities, and other purposes;
- we may not be able to obtain additional financing for working capital, capital expenditures, and other purposes on terms favorable to us or at all;
- borrowings under our floating rate notes and our revolving credit facility are at variable interest rates, making us vulnerable to increases in interest rates;
- we may have more debt than many of our competitors, which may place us at a competitive disadvantage;
- we may have limited flexibility to react to changes in our business; and
- we may not be able to refinance our indebtedness or preferred stock on terms that are commercially reasonable or at all.

Our ability to generate sufficient cash flow from operations to pay the principal or liquidation preference of, and interest or preferred dividends on, our indebtedness and preferred stock is not certain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt and preferred stock service obligations could exceed the amount of our available cash.

The restrictive covenants in our existing debt and preferred stock instruments and agreements may limit our ability to operate our business.

The instruments governing our debt and the certificates of designation governing our preferred stock impose significant operating and financial restrictions on us. These restrictions limit, among other things, our ability and the ability of certain of our subsidiaries to:

- incur additional debt;
- pay cash dividends on capital stock;
- repay junior debt and preferred stock prior to stated maturities;
- allow the imposition of dividend restrictions on certain subsidiaries;
- sell assets;
- make investments;
- engage in transactions with shareholders and affiliates;
- create liens; and
- engage in some types of mergers or acquisitions.

Our failure to comply with these restrictions could lead to a default under the terms of the relevant debt or a violation of the terms of the preferred stock even if we are able to meet debt service and dividend obligations.

Our revolving credit facility requires us to maintain specified financial ratios if we draw against it. Substantially all our assets are subject to liens securing indebtedness under our revolving credit facility and senior secured notes. These restrictions could limit our ability to obtain future financing, make needed capital expenditures, withstand a downturn in our business, or otherwise conduct necessary corporate activities.

If there were an event of default under our revolving credit facility or other debt, the holders of the affected debt could elect to declare all of that debt to be due and payable, which, in turn, could cause all of our other debt to become due and payable. We might not have sufficient funds available, and we might be unable to obtain sufficient funds from alternative sources on terms favorable to us or at all. If the amounts outstanding under our revolving credit facility were accelerated and we could not obtain sufficient funds to satisfy our obligations, our lenders could proceed against our assets and the stock and assets of our subsidiaries that guarantee our revolving credit facility and senior secured notes.

Our failure to pay the cash dividends on our senior exchangeable preferred stock may affect our ability to incur additional debt or refinance our existing indebtedness.

We are required to pay dividends on our senior exchangeable preferred stock. Beginning in August 2003, we did not declare or pay cash dividends on our senior exchangeable preferred stock. Because, as of November 15, 2004, we had failed to pay six or more quarterly dividends, a "Voting Rights Triggering Event," as defined in the certificate of designation for the senior exchangeable preferred stock, existed. While a Voting Rights Triggering Event exists certain terms of our senior exchangeable preferred stock, if enforceable, may prohibit incurrence of additional indebtedness, including borrowing under our revolving credit facility and the refinancing of existing indebtedness.

On October 26, 2005, we paid four quarterly dividends on our outstanding senior exchangeable preferred stock. These quarterly dividends totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million were paid from existing cash. The payment of these dividends reduced the number of unpaid quarterly dividends to five and eliminated the then existing "Voting Rights Triggering Event" and any uncertainty regarding our ability to incur indebtedness, including under the revolving credit facility, allowing us to draw $58 million under the revolving credit facility and issue $175 million in new senior subordinated floating rate notes. Subsequent to the issuance of the new notes and borrowing under our credit facility, we elected not to pay cash dividends in November 2005 or February 2006 on our senior exchangeable preferred stock and a "Voting Rights Triggering Event" again exists. Management does not anticipate paying additional dividends in the foreseeable future.

Our failure to pay the cash dividends on our junior exchangeable preferred stock may result in changes in our board of directors and affect our ability to incur additional debt.

Since May 2005, we have not declared or paid cash dividends on our junior exchangeable preferred stock. If we do not pay any of the future dividends on our junior exchangeable preferred stock, a "Voting Rights Triggering Event," as defined in the certificate of designation for the junior exchangeable preferred stock, will occur in August 2006. At that time, the holders of the junior exchangeable preferred stock will be entitled to elect the lesser of two directors or the number of directors equal to 25% of our board of directors. In addition, should a "Voting Rights Triggering Event" exist under the junior exchangeable preferred stock, our ability to incur indebtedness may be impaired.

We have shareholders who could exercise significant influence on management.

The holders of our Class M convertible preferred stock currently are able to elect two members to our board of directors and can vote, on an as-converted basis, approximately 2,181,239 shares of our Class A common stock, which represented, as of December 31, 2005, approximately 10.9% of the voting power of our common stock. Our Board of Directors also includes two directors elected by our senior exchangeable preferred stockholders. If any of these holders were to disagree with decisions made by management or the board of directors about our plans or operations, they might be able to bring significant pressure to change such plans or operations.

The holders of our junior exchangeable preferred stock, under certain circumstances, may also be able to elect members of our board of directors in the future.

Antitakeover provisions could adversely affect the price of our Class A common stock.

Some of the provisions of our Articles of Incorporation, Amended and Restated Bylaws, and Minnesota law could delay or prevent a change of control or a change in management that may be beneficial to shareholders. These provisions include:

- provisions for a classified board of directors;
- provisions for advance notice for director nominations and shareholder proposals;
- provisions allowing holders of our Class B common stock ten votes per share as compared to one vote per share for our Class A common stock;
- provisions for supermajority votes to approve mergers or amend specified provisions of the Articles and Bylaws; and
- statutory limits regarding share acquisitions and business combinations.

We also have adopted a rights plan that could discourage, delay, or prevent someone from acquiring us at a premium price. The rights plan provides that preferred stock purchase rights attached to each share of our common stock become exercisable to purchase shares of common stock at 50% of market value, causing substantial dilution to a person or group acquiring 15% or more of our common stock if the acquisition is not approved by our board of directors.

In addition, the documents governing our indebtedness contain limitations on our ability to enter into a change of control transaction. Under these documents, the occurrence of a change of control transaction, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the indebtedness.

Item 1B. *Unresolved Staff Comments*

Not Applicable

Item 2. *Properties*

Our corporate facilities include the following:

	Address	Leased/ Owned	Square Feet
Midwest:			
Principal Corporate HQ	3905 Dakota Street SW Alexandria, Minnesota	Owned	50,000
Northeast:			
Territory Office	302 Mountain View Drive Colchester, Vermont	Leased	10,413
Territory Office	6 Telcom Drive Bangor, Maine	Owned	36,250
Territory Office	323 North Street Saco, Maine	Owned	4,000
Northwest:			
Territory Office	300 SE Reed Market Road Bend, Oregon	Leased	9,272
South:			
Territory Office	621 Boll Weevil Circle, Suite 2 Enterprise, Alabama	Leased	18,000

Our network consisted of the following cell sites at year end:

	2005	2004
Midwest	232	214
Northeast	327	240
Northwest	169	138
South	333	265
Total	1,061	857

Our leased sites consist of land leases, tower leases or both. We own all the equipment within the leased sites. The leases covering these sites have various expiration dates and are with numerous lessors. These leases generally have renewal options that we would anticipate exercising. Due to our network design, loss of a leased location would not have a material impact on the operations of a territory's business.

We have 98 retail locations, of which almost all are leased. The leases covering these locations have various expiration dates. We believe that the loss of any one of these retail sites would not have a material impact on our business as we would likely be able to obtain substantially equivalent alternative space.

Item 3. *Legal Proceedings*

We are involved from time to time in routine legal matters and other claims incidental to our business. We believe that the resolution of such routine matters and other incidental claims, taking into account established reserves and insurance, will not have a material adverse impact on our consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

Executive Officers of the Registrant

The following table sets forth certain information with regard to each of our executive officers:

Name	Age	Position
Richard P. Ekstrand	56	President, Chief Executive Officer and Director
Wesley E. Schultz	49	Executive Vice President, Chief Financial Officer and Director
Ann K. Newhall	54	Executive Vice President, Chief Operating Officer and Director
David J. Del Zoppo	50	Senior Vice President, Finance and Accounting

Richard P. Ekstrand has served as our President, Chief Executive Officer, and a director since 1990. He currently serves on the board of directors and executive committee of the Cellular Telecommunications & Internet Association (CTIA) and the Wireless Foundation. Mr. Ekstrand previously served as Chairman of the Board of Directors of both CTIA and the Wireless Foundation. He also was a founding director of the Rural Cellular Association ("RCA") and served as a director until 2000. He was again elected to the RCA Board in September 2000. In addition, he is past President of the Minnesota Telephone Association, the Association of Minnesota Telephone Utilities, and the Minnesota Telecommunications Association. He currently serves on the board of directors of the Minnesota Zoo Foundation. Mr. Ekstrand is the sole shareholder, president, and a director of North Holdings, Inc. (formerly Lowry Telephone Co., Inc.), which is a shareholder of Rural Cellular. From 1980 through 2000, Mr. Ekstrand had served as vice president and a director of Lowry Telephone Co., Inc. North Holdings, Inc. is a member of Lowry Telephone Company, LLC, of which Mr. Ekstrand is the treasurer and a member of the board of governors.

Wesley E. Schultz has served as Executive Vice President and Chief Financial Officer since 2000 and as a director since 1999. He joined us in 1996 as Vice President of Finance and Chief Financial Officer. In 1999, he was appointed Senior Vice President and Chief Financial Officer and Assistant Secretary. Mr. Schultz is a certified public accountant and served for three years as an auditor with Deloitte & Touche LLP.

Ann K. Newhall has served as Executive Vice President, Chief Operating Officer, and Secretary since 2000 and as a director since 1999. She joined us as Senior Vice President and General Counsel in 1999. Prior to joining us, Ms. Newhall was a shareholder attorney with Moss & Barnett, A Professional Association, most recently serving as President and a director of the firm. Ms. Newhall received her J.D. from the University of Minnesota Law School in 1977. She serves on the board of directors of Alliant Energy Corporation, a gas and electric utility.

David J. Del Zoppo has served as Vice President, Finance and Accounting since 1999 and was appointed Senior Vice President, Finance and Accounting in February 2006. He joined us in 1997 as Controller and was appointed Vice President in 1998. Mr. Del Zoppo is a certified public accountant and served for four years as an auditor with KPMG, LLP.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Repurchase of Equity Securities

Market Price/Holders

The following table indicates the high and low sales price of the Class A Common Stock for each quarter of the 2005 and 2004 fiscal years as quoted on The Nasdaq National Market.

	High	Low
2005		
First Quarter	$ 8.85	$ 5.10
Second Quarter	$ 5.77	$ 4.20
Third Quarter	$12.92	$ 5.19
Fourth Quarter	$17.12	$11.79
2004		
First Quarter	$14.38	$ 8.00
Second Quarter	$10.20	$ 6.80
Third Quarter	$ 9.71	$ 6.66
Fourth Quarter	$ 7.18	$ 4.70

Our Class B common stock is not publicly traded.

As of February 28, 2006, there were approximately 156 holders of record of our Class A common stock and approximately 12 holders of record of our Class B common stock.

Dividend Policy

RCC has never paid dividends on its Common Stock. The terms of our credit facility, outstanding notes, and exchangeable preferred stock limit our ability to pay dividends on our Common Stock.

Our ability to pay cash dividends on and to redeem for cash our senior exchangeable preferred stock and junior exchangeable preferred stock when required is restricted under various covenants contained in documents governing our outstanding preferred stock and our indebtedness, including the notes. In addition, under Minnesota law, we are permitted to pay dividends on or redeem our capital stock, including the senior exchangeable preferred stock and the junior exchangeable preferred stock, only if our board of directors determines that we will be able to pay our debts in the ordinary course of business after paying the dividends or completing the redemption. In addition, in order to redeem the junior exchangeable preferred stock, our board of directors must determine that we have sufficient assets to satisfy the liquidation preferences of the senior exchangeable preferred stock. As of December 31, 2005, we would have been able to make a total of $73.0 million in restricted payments.

On October 26, 2005, we paid four quarterly dividends on our outstanding senior exchangeable preferred stock. These quarterly dividends totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million were paid from existing cash. The payment of these dividends reduced the number of unpaid quarterly dividends to five and eliminated the then existing "Voting Rights Triggering Event" and any uncertainty regarding our ability to incur indebtedness, including under the revolving credit facility. Subsequent to the issuance of the floating rate subordinated notes and borrowing under our credit facility, we elected not to pay cash dividends in November 2005 or February 2006 on our senior exchangeable preferred stock and, accordingly a "Voting Rights Triggering Event" currently exists. Management does not anticipate paying additional dividends in the foreseeable future.

Issuance of Common Stock

In October 2005, RCC converted all of the outstanding shares of Class T convertible preferred stock into the 43,000 shares of Class A and 105,940 shares of Class B common stock. Dividends are not payable if the shares are converted. This conversion resulted in a gain of approximately $6.7 million, which reduced preferred stock dividends in 2005.

Item 6. Selected Financial Data

The following tables set forth certain of our consolidated financial and operating data as of and for each of the five years in the period ended December 31, 2005, which we derived from our consolidated financial statements. The data set forth below should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this Form 10-K.

	Years Ended December 31,				
(in thousands, except per share and other operating data)	2005	2004	2003	2002	2001
Statement of Operations Data:					
Revenue:					
Service	$ 387,848	$ 377,219	$ 355,038	$ 319,933	$ 310,520
Roaming	122,774	105,504	131,896	122,703	116,541
Equipment	34,313	22,094	20,455	20,442	18,627
Total revenue	544,935	504,817	507,389	463,078	445,688
Operating expenses:					
Network costs, excluding depreciation	120,322	104,071	96,069	97,200	101,509
Cost of equipment sales	58,266	40,372	37,636	29,184	28,415
Selling, general and administrative	152,238	135,129	131,761	119,185	122,387
Stock based compensation—SG&A	680	41	—	—	—
Depreciation and amortization	100,463	76,355	76,429	82,497	112,577
Impairment of assets	7,020	47,136	42,244	—	—
Total operating expenses	438,989	403,104	384,139	328,066	364,888
Operating income	105,946	101,713	123,250	135,012	80,800
Other income (expense):					
Interest expense	(171,831)	(163,977)	(136,262)	(114,478)	(130,432)
Interest and dividend income	2,221	1,727	916	562	1,172
Other	(876)	(76)	891	66	(752)
Other expense, net	(170,486)	(162,326)	(134,455)	(113,850)	(130,012)
Income (loss) before income taxes and cumulative change in accounting principle	(64,540)	(60,613)	(11,205)	21,162	(49,212)
Income tax benefit	(418)	(1,672)	—	—	—
Income (loss) before cumulative change in accounting principle	(64,122)	(58,941)	(11,205)	21,162	(49,212)
Cumulative change in accounting principle	—	—	—	(417,064)	1,621
Net loss	(64,122)	(58,941)	(11,205)	(395,902)	(47,591)
Preferred stock dividend	(7,174)	(12,915)	(38,877)	(60,556)	(54,545)
Net loss applicable to common shares	$ (71,296)	$ (71,856)	$ (50,082)	$(456,458)	$(102,136)
Weighted average common shares outstanding	12,695	12,239	12,060	11,920	11,865
Net loss applicable to common shares before cumulative change in accounting principle	$ (5.62)	$ (5.87)	$ (4.15)	$ (3.30)	$ (8.74)
Cumulative change in accounting principle	—	—	—	(34.99)	.13
Net loss per basic and diluted share	$ (5.62)	$ (5.87)	$ (4.15)	$ (38.29)	$ (8.61)

(in thousands, except other operating data)	2005	2004	As of December 31, 2003	2002	2001
Balance Sheet Data:					
Working capital (deficit)	$ 129,922	$ 45,308	$ 86,135	$ (55,496)	$ (18,273)
Net property and equipment	277,408	276,133	226,202	240,536	244,980
Total assets	1,480,682	1,417,450	1,521,058	1,462,978	1,836,779
Total long-term liabilities	1,847,994	1,733,079	1,764,867	1,211,026	1,286,301
Redeemable preferred stock	170,976	166,296	153,381	569,500	508,836
Total shareholders' deficit	$ (651,982)	$ (596,338)	$ (526,830)	$ (483,115)	$ (33,830)
Other Operating Data:					
Customers (not including long distance and paging):					
Postpaid	597,769	628,614	656,110	639,221	599,514
Prepaid	11,663	20,391	22,302	27,452	33,255
Wholesale	96,170	80,806	67,104	55,700	29,139
Total customers	705,602	729,811	745,516	722,373	661,908
Marketed POPs[1]	6,505,000	6,279,000	5,962,000	5,893,000	5,893,000
Penetration[2]	9.5%	10.3%	11.4%	11.3%	10.7%
Retention[3]	97.3%	97.9%	98.1%	98.2%	97.8%
Local monthly service revenue per customer[4]	$ 50	$ 46	$ 43	$ 41	$ 42
Average monthly revenue per customer[5]	$ 67	$ 60	$ 59	$ 57	$ 59
Acquisition cost per customer[6]	$ 497	$ 444	$ 422	$ 377	$ 290
Cell sites/Base stations:	1,061	857	754	732	684

(1) Updated to reflect 2000 U.S. Census Bureau Official Statistics.

(2) Represents the ratio of wireless voice customers, excluding wholesale customers, at the end of the period to population served.

(3) Determined for each period by dividing total postpaid wireless voice customers discontinuing service during such period by the average postpaid wireless voice customers for such period (customers at the beginning of the period plus customers at the end of the period, divided by two), dividing that result by the number of months in the period, and subtracting such result from one.

(4) Determined for each period by dividing service revenue (not including pass-through regulatory fees by the monthly average postpaid customers for such period.

(5) Determined for each period by dividing service revenue (not including pass-through regulatory fees) and roaming revenue by the monthly average postpaid customers for such period.

(6) Determined for each period by dividing selling and marketing expenses, net costs of equipment sales, and depreciation of rental telephone equipment by the gross postpaid and prepaid wireless voice customers added during such period.

Reconciliations of Non-GAAP Financial Measures

We utilize certain financial measures that are calculated based on industry conventions and are not calculated based on Generally Accepted Accounting Principles ("GAAP"). Certain of these financial measures are considered non-GAAP financial measures within the meaning of Item 10 of Regulation S-K promulgated by the SEC.

	Years Ended December 31,				
	2005	2004	2003	2002	2001
Retention					
Postpaid wireless voice customers discontinuing service[1]	197,471	161,222	150,745	136,237	153,078
Weighted average 12 month aggregate postpaid wireless voice customers[2]	7,362,780	7,667,797	7,780,921	7,409,873	6,954,051
Churn (1) ÷ (2)	2.7%	2.1%	1.9%	1.8%	2.2%
Retention (1 minus churn)	97.3%	97.9%	98.1%	98.2%	97.8%
Acquisition Cost Per Customer (in thousands, except customer gross additions and acquisition cost per customer)					
Selling and marketing expense	$ 59,201	$ 54,077	$ 52,150	$ 50,563	$ 49,808
Net cost of equipment	23,953	18,278	17,181	8,742	9,788
Adjustments to cost of equipment	3,990	2,399	8,549	15,647	7,373
Total costs used in the calculation of Acquisition cost per customer[3]	$ 87,144	$ 74,754	$ 77,880	$ 74,952	$ 66,969
Customer gross additions[4]	175,324	168,330	184,522	198,923	230,895
Acquisition cost per customer (3) ÷ (4)	$ 497	$ 444	$ 422	$ 377	$ 290
Local Service Revenue Per Customer ("LSR") (in thousands, except weighted average 12 month aggregate postpaid wireless voice customers and LSR)					
Revenues (as reported on Consolidated Statements of Operations)					
Service revenues	$ 387,848	$ 377,219	$ 355,038	$ 319,933	$ 310,520
Non postpaid revenue adjustments	(20,253)	(20,743)	(24,016)	(18,395)	(16,814)
Service revenues for LSR[5]	$ 367,595	$ 356,476	$ 331,022	$ 301,538	$ 293,706
Weighted average 12 month aggregate postpaid wireless voice customers[6]	7,362,780	7,667,797	7,780,921	7,409,873	6,954,051
LSR (5) ÷ (6)	$ 50	$ 46	$ 43	$ 41	$ 42
Average Revenue Per Customer ("ARPU") (in thousands, except weighted average 12 month aggregate postpaid wireless voice customers and ARPU)					
Revenues (as reported on Consolidated Statements of Operations)					
Service revenues	$ 387,848	$ 377,219	$ 355,038	$ 319,933	$ 310,520
Roaming revenues	122,774	105,504	131,896	122,703	116,541
Total	510,622	482,723	486,934	442,636	427,061
Non postpaid revenue adjustments:	(20,253)	(20,743)	(24,016)	(18,395)	(16,814)
Service revenues for ARPU[7]	$ 490,369	$ 461,980	$ 462,918	$ 424,241	$ 410,247
Weighted average 12 month aggregate postpaid wireless voice customers[8]	7,362,780	7,667,797	7,780,921	7,409,873	6,954,051
ARPU (7) ÷ (8)	$ 67	$ 60	$ 59	$ 57	$ 59

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

We are a wireless communications service provider focusing primarily on rural markets in the United States. Our principal operating objective is to increase revenue and achieve profitability through increased penetration in our existing markets.

Our operating territories include portions of five states in the Northeast, three states in the Northwest, four states in the Midwest, and three states in the South. Within each of our four territories, we have a strong local sales and customer service presence in the communities we serve.

Our marketed networks covered a total population of approximately 6.5 million POPs and served approximately 706,000 voice customers as of December 31, 2005. We have national roaming agreements in our markets with Cingular (effective through December 2009) and Verizon (effective through December 2009). Under these agreements, we are able to attain preferred roaming status by overlaying our existing TDMA networks in our South, Northeast and Northwest networks with GSM/GPRS/EDGE technology and our Midwest network with CDMA technology. We also have various agreements with T-Mobile, which are effective through December 2007.

Operating Revenue

Our revenue primarily consists of service, roaming, and equipment revenue, each of which is described below:

- **Service revenue** includes monthly access charges, charges for airtime used in excess of the time included in the service package purchased, long distance charges derived from calls placed by customers, data related services, as well as wireless and paging equipment lease revenue. Also included are charges for features such as voicemail, call waiting, call forwarding, and incollect revenue, which consists of charges to our customers when they use their wireless phones in other wireless markets. We do not charge installation or connection fees. We also include in service revenue the USF support funding that we receive as a result of our ETC status in certain states and the USF pass-through fees we charge our customers.
- **Roaming** revenue includes only outcollect revenue, which we receive when other wireless providers' customers use our network.
- **Equipment** revenue includes sales of wireless equipment and accessories to customers, network equipment reselling, and customer activation fees.

Operating Expenses

Our operating expenses include network costs, cost of equipment sales, selling, general and administrative expenses, and depreciation and amortization, each of which is described below:

- **Network costs** include switching and transport expenses and expenses associated with the maintenance and operation of our wireless network facilities, including salaries for employees involved in network operations, site costs, charges from other service providers for resold minutes, and the service and expense associated with incollect revenue.
- **Cost of equipment sales** includes costs associated with telephone equipment and accessories sold to customers. In recent years, we and other wireless providers have increased the use of discounts on phone equipment to attract customers as competition between service providers has intensified. As a result, we have incurred, and expect to continue to incur, losses on equipment sales per gross additional and migrated customer. We expect to continue these discounts and promotions because we believe they will increase the number of our wireless customers and, consequently, increase service revenue.
- **Selling, general and administrative** ("SG&A") expenses include salaries, benefits, and operating expenses such as marketing, commissions, customer support, accounting, administration, and billing. We also include in SG&A contributions payable to the USF.
- **Depreciation and amortization** represents the costs associated with the depreciation of fixed assets and the amortization of customer lists and spectrum relocation.

Other Expenses

In addition to the operating expenses discussed above, RCC also incurs other expenses, primarily interest on debt and dividends on preferred stock.

- **Interest expense** primarily results from the issuance of outstanding notes and exchangeable preferred stock, the proceeds of which were used to finance acquisitions, repay other borrowings, and further develop our wireless network.

  Interest expense includes the following:
  - Interest expense on our credit facility , senior secured notes, senior notes, and senior subordinated notes,
  - Amortization of debt issuance costs,
  - Early extinguishment of debt issuance costs,
  - Dividends on senior and junior exchangeable preferred stock,
  - Amortization of preferred stock issuance costs,
  - Gain (loss) on derivative instruments, and
  - Gains on repurchase and exchange of preferred stock.
- **Preferred stock** dividends are accrued on our outstanding Class M convertible preferred stock and had been accrued on our Class T convertible preferred stock, which was converted to common stock in October 2005.

Critical Accounting Policies and Estimates

The following discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets, and liabilities during the periods reported. Estimates are used when accounting for certain items such as unbilled revenue, allowance for doubtful accounts, depreciation and amortization periods, income taxes, valuation of intangible assets, and litigation contingencies. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Goodwill and Other Indefinite-Lived Intangible Assets

We review goodwill and other indefinite-lived intangible assets for impairment based on the requirements of SFAS No. 142. Goodwill is tested for impairment at the reporting unit level on an annual basis as of October 1st or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. In analyzing goodwill for potential impairment, we use projections of future cash flows from the reporting units. These projections are based on our view of growth rates, anticipated future economic conditions, the appropriate discount rates relative to risk, and estimates of residual values. We believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If changes in growth rates, future economic conditions, discount rates, or estimates of residual values were to occur, goodwill may become impaired.

Additionally, impairment tests for indefinite-lived intangible assets, consisting of FCC licenses, are required to be performed on an annual basis or on an interim basis if an event occurs or circumstances change that would indicate the asset might be impaired. In accordance with Emerging Issues Task Force ("EITF") No. 02-7, *"Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets"* ("EITF No. 02-7"), impairment tests for FCC licenses are performed on an aggregate basis for each unit of accounting. We utilize a fair value approach, incorporating discounted cash flows, to complete the test. This approach determines the fair value of the FCC licenses, using start-up model assumptions and, accordingly, incorporates cash flow assumptions regarding the investment in a network, the development of distribution channels, and other inputs for making the business operational. These inputs are included in determining free cash flows of each unit of accounting, using assumptions of weighted average costs of capital and the long-term rate of growth for each unit of accounting. We believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If any of the assumptions were to change, our FCC licenses may become impaired.

Under SFAS No. 142, we performed annual impairment tests in 2003, 2004, and 2005 for our indefinite lived assets. Based on these tests, we recorded a noncash impairment charge of $47.1 million (included in operating expenses) in the fourth quarter of 2004. There was no impairment charge in 2003 and 2005 related to our annual assessment under SFAS No. 142.

Revenue Recognition—Service

We recognize service revenue based upon contracted service fees and minutes of use processed. As a result of our billing cycle cut-off times, we are required to make estimates for service revenue earned, but not yet billed, at the end of each month. These estimates are based primarily upon historical minutes of use processed. We follow this method since reasonable, dependable estimates of the revenue can be made. Actual billing cycle results and related revenue may vary from the results estimated at the end of each quarter, depending on customer usage and rate plan mix. For customers who prepay their monthly access fees, we match the recognition of service revenue to their corresponding usage. Revenues are net of credits and adjustments for service.

We receive USF revenue reflecting our ETC status in certain states. We recognize support revenue depending on the level of our collection experience in each ETC qualified state. Where we do not have adequate experience to determine the time required for reimbursement, we recognize revenue upon cash receipt. Where we do have adequate experience as to the amount and timing of the receipt of these funds, we recognize revenue on an accrual basis.

We include the pass-through fees we collect from customers as service revenue with a corresponding charge to SG&A expense. These pass-through fees, which we have the option of passing to our customers, include state and federal USF fees, together with city utility and state gross receipt taxes.

Revenue Recognition—Roaming Revenue and Incollect Cost

Roaming revenue and incollect cost information is provided to us primarily through a third party centralized clearinghouse. From the clearinghouse we receive monthly settlement data. We base our accrual of roaming revenue and incollect expense on these clearinghouse reports. We follow this method since reasonably dependable estimates of roaming revenue and incollect cost can be made based on these reports.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses that will result from failure of our customers to pay amounts owed. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, we may be required to maintain higher allowances.

Depreciation of Property and Equipment

We depreciate our wireless communications equipment using the straight-line method over estimated useful lives. We periodically review changes in our technology and industry conditions, asset retirement activity, and salvage to determine adjustments to estimated remaining useful lives and depreciation rates. Total depreciation expense for the years ended December 31, 2005, 2004, and 2003, was $81.5 million, $57.4 million, and $56.2 million, respectively.

During the fourth quarter of 2005, we reviewed the lives of our TDMA assets and reduced the remaining useful life of this equipment from approximately 21 months to 15 months. Accordingly, all TDMA equipment will be fully depreciated by December 31, 2006. The net book value of this equipment as of December 31, 2005, was approximately $47.0 million.

While we will continue to provide service to existing TDMA customers for the foreseeable future, the amount of future cash flows to be derived from the TDMA network assets is highly dependent upon the rate of transition of existing customers using TDMA equipment to 2.5G capable equipment as well as other competitive and technological factors. We determined that a reduction in the useful lives of these assets was warranted based on the projected transition of network traffic. We will continue to review the useful lives of the TDMA assets throughout the period of transition to 2.5G capable equipment to determine whether further changes are warranted.

Impairment of Long-Lived Assets

We review long-lived assets, consisting primarily of property, plant and equipment and intangible assets with finite lives, for impairment in accordance with SFAS No. 144. In analyzing potential impairment, we use projections of future undiscounted cash flows from the assets. These projections are based on our view of growth rates for the related business, anticipated future economic conditions, the appropriate discount rates relative to risk, and estimates of residual values. We believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If changes in growth rates, future economic conditions, discount rates, or estimates of residual values were to occur, long-lived assets may become impaired.

On June 28, 2005, our customer relationship management and billing managed services agreement with Amdocs was mutually terminated. As a result of the termination of the agreement, we recorded a charge to operations during the quarter ended June 30, 2005 of $7.0 million, reflecting the write-down of certain development costs previously capitalized.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes."* As part of the process of preparing the consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income and, if we believe that recovery is not likely, we must establish an appropriate valuation allowance. To the extent we increase or decrease the valuation allowance in a period, we must include an expense or benefit within the tax provision in the consolidated statement of operations.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. As of December 31, 2005, our valuation allowance was $160.5 million due to uncertainties related to our ability to utilize the deferred tax assets. The deferred tax assets consist principally of certain net operating losses ("NOLs") being carried forward, as well as impairment write-downs of intangible assets not currently deductible for tax purposes. The valuation allowance is based on our historical operations projected forward and our estimate of future taxable income and the period over which deferred tax assets will be recoverable. It is possible that we could be profitable in the future at levels that cause us to conclude that it is more likely than not that we will realize a portion or all of the NOL carryforward. Upon reaching such a conclusion, we would immediately record the estimated net realizable value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to our combined federal and state effective rates, which would be approximately 38% under current tax law. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause the provision for income taxes to vary significantly from period to period, although our cash tax payments would likely remain unaffected until the benefit of the NOLs is utilized or the NOLs expire unused.

Litigation and Other Loss Contingencies

In the ordinary course of business, we are subject to litigation and other contingencies. Management must use its best judgment and estimates of probable outcomes when determining the impact of these contingencies. We assess the impact of claims and litigation on a regular basis and update the assumptions and estimates used to prepare the consolidated financial statements.

Recently Issued Accounting Pronouncements

Accounting for Share-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *"Share-Based Payment,"* which is a revision of SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period.

Commencing with the quarter ending March 31, 2006, we will adopt SFAS No. 123(R), utilizing the modified prospective method for all share-based awards granted on or after January 1, 2006. Under the modified prospective method SFAS No. 123(R) requires compensation cost to be recognized for all share-based compensation expense arrangements granted after the adoption date and all remaining unvested share-based compensation arrangements granted prior to the adoption date. Prior periods will not be restated.

We use the Black-Scholes model to value our stock option grants. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123.

Through December 31, 2005, we applied APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for our employee and director stock options and did not record compensation expense for share-based payment award transactions since the exercise price had been the fair value of RCC's common stock at the grant date.

Results of Operations

Years ended December 31, 2005 and 2004

Revenue

Operating Revenue:

(in thousands)	2005	2004	$ Increase	% Increase
	Years Ended December 31,			
Service	$387,848	$377,219	$10,629	2.8%
Roaming	122,774	105,504	17,270	16.4%
Equipment	34,313	22,094	12,219	55.3%
Total operating revenue	$544,935	$504,817	$40,118	7.9%

Service Revenue. Service revenue growth for the year ended December 31, 2005 primarily reflects LSR increasing to $50 compared to $46 for the year ended December 31, 2004, partially offset by declining customers. The LSR increase in 2005 was due to an increase of $2 in USF payments and $2 in access, data and features. LSR includes USF support of $6 for the year ended December 31, 2005 and $4 for the year ended December 31, 2004.

We are currently receiving USF support in the states of Alabama, Kansas, Maine, Minnesota, Mississippi, New Hampshire, Oregon, South Dakota, Vermont, and Washington. Primarily reflecting the full year's impact of being ETC certified in these states as compared to 2004, USF support payments increased to $40.8 million for the year ended December 31, 2005 as compared to $28.2 million for the year ended December 31, 2004. We expect the amount of USF support in 2006 to be approximately $40 million.

Service Revenue:

(in thousands)	2005	2004	$ Increase (Decrease)	% Increase (Decrease)
	Years Ended December 31,			
Local service	$332,310	$337,361	$ (5,051)	(1.5)%
USF support	40,792	28,154	12,638	44.9%
Regulatory pass-through	13,891	11,204	2,687	24.0%
Other	855	500	355	71.0%
Total service revenue	$387,848	$377,219	$ 10,629	2.8%

The decline in local service revenue for the year ended December 31, 2005 reflects the decrease in customers as we have transitioned our TDMA networks to 2.5G technology.

Customers. Primarily reflecting customer retention declining to 97.3% for the year ended December 31, 2005 as compared to 97.9% for the year ended December 31, 2004, our total customers decreased to 705,602 at December 31, 2005 as compared to 729,811 at December 31, 2004. Our decline in customer retention reflects a multitude of technology related issues, including increased customer care needs (which we encountered during the commercial introduction of our GSM networks in the second quarter of 2005), GSM billing system changes, the transitional stage of our networks, and increased national carrier competition. Postpaid customer gross adds for the year ended December 31, 2005 increased to 166,626 as compared to 151,161 for the year ended December 31, 2004.

As of December 31, 2005, approximately 47% of our postpaid customers were using new technology handsets as compared to 6% at December 31, 2004. We believe our new technology customers provide higher retention rates and LSR and therefore plan to aggressively migrate our legacy customer base to new technology products throughout 2006. We anticipate positive net postpaid customer growth in 2006.

Roaming Revenue. The 16% increase in roaming revenue during the year ended December 31, 2005 primarily reflects a 40% increase in outcollect minutes partially offset by a decline in roaming yield. Our outcollect yield for the year ended December 31, 2005 was $.15 per minute as compared to $.16 per minute in the year ended December 31, 2004. Declines in TDMA outcollect minutes were offset by increases in new technology GSM and CDMA outcollect minutes.

Negatively impacting roaming revenue primarily during 2004 and the first and second quarters of 2005 was the transition by our national roaming partners to 2.5G technology handsets. Because these partners converted their customer base to this new technology before we had fully operational 2.5G networks, we did not capture a portion of available roaming revenue. At December 31, 2005, substantially all of our 1,061 cell sites were equipped with 2.5G technology. For the years ended December 31, 2005 and 2004, 2.5G outcollect minutes accounted for 80% and 35%, respectively, of our total outcollect minutes. For the years ended December 31, 2005 and 2004, Cingular (on a pro forma basis giving effect to its 2004 merger with AWE), Verizon Wireless, and T-Mobile accounted for approximately 92% and 86%, respectively, of our total outcollect roaming minutes. For the years ended December 31, 2005 and 2004, Cingular (on a pro forma basis giving effect to its merger with AWE) accounted for approximately 11.9% and 9.9% of our total revenue.

Roaming revenue has also been affected by the transfer of our Oregon RSA 4 service area to AWE on March 1, 2004.

We anticipate 2006 roaming minute increases to offset anticipated roaming yield declines, which together with the full year operation of our new technology networks, should result in 2006 roaming revenue exceeding 2005 levels.

Equipment Revenue. Equipment revenue increased 55% to $34.3 million for the year ended December 31, 2005 as compared to $22.1 million during the year ended December 31, 2004. Contributing to equipment revenue in 2005 was the 59% increase in customer migrations to 199,248 as compared to 124,925 during the year ended December 31, 2004. Also contributing to equipment revenue for the year ended December 31, 2005 was an increase of gross postpaid customers. In 2005, gross postpaid customer additions increased to 166,626 as compared to 151,161 in 2004.

Operating Expenses

	Years Ended December 31,			
(in thousands)	2005	2004	$ Increase (Decrease)	% Increase (Decrease)
Network cost				
Incollect cost	$ 46,880	$ 45,745	$ 1,135	2.5%
Other network cost	73,442	58,326	15,116	25.9%
	120,322	104,071	16,251	15.6%
Cost of equipment sales	58,266	40,372	17,894	44.3%
Selling, general and administrative	152,238	135,129	17,109	12.7%
Stock-based compensation—SG&A	680	41	639	1,558.5%
Depreciation and amortization	100,463	76,355	24,108	31.6%
Impairment of assets	7,020	47,136	(40,116)	(85.1)%
Total operating expenses	$438,989	$403,104	$ 35,885	8.9%

Network Cost. Network cost, as a percentage of total revenues, increased to 22.1% in the year ended December 31, 2005 as compared to 20.6% in the year ended December 31, 2004. This increase reflects additional costs of operating multiple networks (analog, TDMA and 2.5G networks), increased incollect usage by 2.5G customers, and additional cell site costs related to our network improvement and expansion. Cell sites increased to 1,061 at December 31, 2005 as compared to 857 at December 31, 2004. Per minute incollect cost for the year ended December 31, 2005 was approximately $0.11 per minute as compared to $0.13 in the year ended December 31, 2004. We anticipate continued increases in network costs in 2006 over 2005 levels, reflecting the full year impact of 2.5G network overlay substantially completed in 2005.

Cost of Equipment Sales. Cost of equipment sales increased 44.3% to $58.3 million for the year ended December 31, 2005, reflecting the cost of increased customer migration to new technology handsets together with increases in gross customer additions. As a percentage of revenue, cost of equipment sales for the year ended December 31, 2005 increased to 10.7% as compared to 8.0% in the year ended December 31, 2004. Postpaid customer gross adds for the year ended December 31, 2005 increased to 166,626 over 151,161 for the year ended December 31, 2004. As of December 31, 2005, approximately 47% of our postpaid customers were using new technology handsets as compared to 6% at December 31, 2004.

Because of the improved retention from new technology customers and the higher LSR that these customers demonstrate, we plan to aggressively pursue migrating our legacy customer base to new technology products throughout 2006. Accordingly, we anticipate cost of equipment sales to increase in 2006 compared to 2005 levels.

Selling, General and Administrative. As a percentage of revenue, SG&A increased to 27.9% in the year ended December 31, 2005 as compared to 26.8% during the year ended December 31, 2004. Primarily contributing to the increase in G&A were increased contract labor and services related to our roll-out of new technology products and billing system conversion costs. Sales and marketing costs increased due to the market launch of 2.5G technology products. We also incurred higher bad debt expense during the year, partially reflecting billing system difficulties and the resulting decline in customer retention. Regulatory pass-through fees increased to $14.2 million in the year ended December 31, 2005 as compared to $11.5 million in the year ended December 31, 2004, reflecting a change in federally managed rates.

Given the stabilization of our billing platforms and the substantial completion of our 2.5G technology overlay, we expect SG&A in 2006 to be comparable to 2005.

Components of SG&A are as follows:

(in thousands)	2005	2004	$ Increase	% Increase
	Years Ended December 31,			
General and administrative	$ 64,887	$ 59,853	$ 5,034	8.4%
Sales and marketing	59,376	54,077	5,299	9.8%
Bad debt, net of recoveries	13,769	9,762	4,007	41.0%
Regulatory pass-through fees	14,206	11,478	2,728	23.8%
	$152,238	$135,170	$17,068	12.6%

Stock-based compensation—SG&A. For the year ended December 31, 2005, we recorded $680,000 of non-cash stock compensation expense related to the restricted stock grants to employees compared to $41,000 for the year ended December 31, 2004.

In accordance with our adoption of SFAS No. 123(R), stock-based compensation in future financial statements will include cost to be recognized for all stock-based compensation expense arrangements, including employee and non-employee stock options granted after January 1, 2006 and all remaining unvested stock-based compensation arrangements granted prior to January 1, 2006, commencing with the quarter ending March 31, 2006. Accordingly, we expect stock-based compensation to increase in 2006.

Depreciation and Amortization. Depreciation and amortization expense increased 31.6% during the year ended December 31, 2005 to $100.5 million as compared to $76.4 million for the year ended December 31, 2004. This increase primarily reflects the accelerated depreciation of our legacy TDMA networks and depreciation on the recently activated 2.5G networks in our Northeast, Northwest, and South territories. At December 31, 2005, substantially all of our 1,061 cell sites were equipped with 2.5G technology. For these reasons, we anticipate increased levels of depreciation and amortization in 2006 over 2005 levels.

Impairment of Assets. Effective June 28, 2005, our agreement with Amdocs was mutually terminated. Reflecting the termination of the agreement, we recorded a charge to operations during the quarter ended June 30, 2005 of $7.0 million, reflecting the write-down of certain development costs previously capitalized.

Other Income (Expense)

Interest Expense. Increased interest expense for the year ended December 31, 2005 reflects the Company's higher debt level resulting from the November 2005 issuance of $175 million floating rate senior subordinated notes and the borrowing of $58 million under the revolving credit facility.

Partially offsetting the impact of increased debt were gains resulting from repurchases of senior exchangeable preferred stock and gains from exchanges of senior exchangeable preferred stock for common stock. In addition, the write-off of debt issuance costs were lower in the year ended December 31, 2005 than in the year ended December 31, 2004.

Cash interest expense, which included $17.8 million in senior exchangeable preferred stock dividends paid in October 2005, was $133.0 million for all of 2005 as compared to $101.4 million in 2004.

Components of Interest Expense

(in thousands)	2005	2004
	Years Ended December 31,	
Interest expense on credit facility	$ 691	$ 5,135
Interest expense on senior secured notes	41,517	29,753
Interest expense on senior notes	32,095	32,094
Interest expense on senior subordinated notes	45,252	41,281
Amortization of debt issuance costs	4,692	4,674
Write-off of debt issuance costs	1,533	12,605
Senior and junior preferred stock dividends	54,778	55,373
Effect of derivative instruments	(1,997)	5,208
Gain on repurchase and exchange of senior exchangeable preferred stock	(5,722)	(22,572)
Other	(1,008)	426
	$171,831	$163,977

Gain on repurchase of Senior Exchangeable Preferred Stock. During the years ended December 31, 2005 and December 31, 2004, we repurchased 14,932 and 80,500 shares of senior exchangeable preferred stock for $13.4 million and $68.4 million, respectively. The corresponding $5.5 million and $22.6 million gains, not including transaction commissions and other related fees, were recorded as a reduction of interest expense.

Gain on exchange of Senior Exchangeable Preferred Stock for Class A Common Stock. During the year ended December 31, 2005, we exchanged an aggregate of 10,535 shares of our senior exchangeable preferred stock for an aggregate of 1,152,745 shares of our Class A common stock in negotiated transactions, resulting in a gain of $168,241. The shares were issued in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act of 1933, as amended.

Preferred Stock Dividends

Preferred stock dividends for the year ended December 31, 2005 decreased by 44.5% to $7.2 million as compared to $12.9 million in the year ended December 31, 2004, primarily reflecting the $6.7 million gain resulting from the October 2005 conversion of our outstanding shares of Class T convertible preferred stock into the 43,000 shares of Class A and 105,940 shares of Class B common stock.

Years ended December 31, 2004 and 2003

Revenue

Operating Revenue:

	Years Ended December 31,			
(in thousands)	2004	2003	$ Increase (Decrease)	% Increase (Decrease)
Service	$377,219	$355,038	$ 22,181	6.2%
Roaming	105,504	131,896	(26,392)	(20.0)%
Equipment	22,094	20,455	1,639	8.0%
Total revenue	$504,817	$507,389	$ (2,572)	(0.5)%

Service Revenue. Service revenue growth for the year ended December 31, 2004 reflects USF support payments increasing to $28.2 million as compared to $8.8 million for the year ended December 31, 2003. During 2004, we received USF support in the states of Alabama, Kansas, Maine, Minnesota, Mississippi, Oregon, Vermont, and Washington. LSR increased to $46 for the year ended December 31, 2004, as compared to $43 for the year ended December 31, 2003. Contributing to the increase in LSR were increased levels of USF of approximately $2 and increased access and features revenue of approximately $1.

Reflecting FCC changes to the USF rate structure, our customer pass-through charges were $11.2 million during the year ended December 31, 2004 as compared to $8.9 million for the year ended December 31, 2003.

Service revenue was negatively impacted by a decrease in customers resulting from the AWE property exchange completed on March 1, 2004 and customers lost due to the transition of our TDMA networks to 2.5G technology.

Customers. Our total customers decreased to 729,811 at December 31, 2004 as compared to 745,516 at December 31, 2003, primarily due to the transfer of approximately 35,000 Oregon RSA 4 customers to AWE on March 1, 2004. As part of the property exchange, we received from AWE operations in Alabama and Mississippi, including approximately 14,000 customers.

Customer reconciliation giving effect to the AWE property exchange:

(not including long distance and paging)

	Postpaid	Prepaid	Wholesale	Total
Customers at December 31, 2003	656,110	22,302	67,104	745,516
Net customer adds (loss)	(5,487)	(2,710)	13,746	5,549
AWE Property Exchange:				
South territory customers acquired	12,858	979	—	13,837
Oregon RSA 4 customers transferred	(34,867)	(180)	(44)	(35,091)
Net customer change	(22,009)	799	(44)	(21,254)
Customers at December 31, 2004	628,614	20,391	80,806	729,811

During the year ended December 31, 2004, postpaid retention declined to 97.9% as compared to 98.1% in the year ended December 31, 2003. A primary contributor to the decline in retention was the transition stage of our networks from TDMA to 2.5G technology throughout 2004. We believe TDMA technology is not as attractive to customers as newer technologies. Accordingly, total customer net additions decreased to 5,549 in 2004 as compared to 23,143 in 2003.

Roaming Revenue. The 20.0% decrease in roaming revenue during the year ended December 31, 2004 primarily reflects the effect of the transfer of our Northwest Territory Oregon 4 ("Oregon 4") service area to AWE on March 1, 2004. For the year ended December 31, 2004, the Oregon 4 service area provided approximately $3.6 million of roaming revenue compared to approximately $14.9 million for the year ended December 31, 2003. In addition, our outcollect yield for the year ended December 31, 2004 was $0.16 per minute as compared to $0.21 per minute in 2003.

Also impacting roaming revenue during the year ended December 31, 2004 was the accelerated transition by our national roaming partners to 2.5G technology handsets. Our most significant roaming partners are performing overlays of their existing networks with 2.5G technology at an accelerated pace. We believe that during 2004 these partners converted their customer base to this new technology before our 2.5G networks became operational. As a result, we believe we did not capture a portion of available roaming revenue. At December 31, 2004, approximately 67% of our 857 cell sites had been overlaid with 2.5G technology.

For the years ended December 31, 2004 and 2003, Cingular (on a pro forma basis giving effect to its merger with AWE), Verizon Wireless, and T-Mobile accounted for approximately 86% and 89%, respectively, of our total outcollect roaming minutes. For the years ended December 31, 2004 and 2003, Cingular (on a pro forma basis giving effect to its merger with AWE) accounted for approximately 9.9% and 14.5% of our total revenue.

Equipment Revenue. Equipment revenue increased 8.0% to $22.1 million during the year ended December 31, 2004 as compared to $20.5 million during the year ended December 31, 2003. Primarily contributing to increased equipment revenue was our adoption of EITF No. 00-21, which was effective for us, prospectively, on July 1, 2003 and resulted in our classifying activation fees as equipment revenue rather than as service revenue. Revenue reflecting EITF No. 00-21 was $3.0 million for the year ended December 31, 2004, as compared to $1.8 million for the year ended December 31, 2003. Partially offsetting increased equipment revenue was a decline in equipment reselling during the year ended December 31, 2004 to $735,000 as compared to $1.5 million during the year ended December 31, 2003.

Operating Expenses

	Years Ended December 31,			
(in thousands)	2004	2003	$ Increase (Decrease)	% Increase (Decrease)
Network cost				
Incollect cost	$ 45,745	$ 44,055	$ 1,690	3.8%
Other network cost	58,326	52,014	6,312	12.1%
	104,071	96,069	8,002	8.3%
Cost of equipment sales	40,372	37,636	2,736	7.3%
Selling, general and administrative	135,170	131,761	3,409	2.6%
Depreciation and amortization	76,355	76,429	(74)	(0.1)%
Loss on impairment of assets	47,136	42,244	4,892	11.6%
Total operating expenses	$403,104	$384,139	$18,965	4.9%

Network Cost. Network cost, as a percentage of total revenues, increased to 20.6% in the year ended December 31, 2004 as compared to 18.9% in the year ended December 31, 2003. Our increased network cost reflects the additional costs of operating multiple networks (TDMA and 2.5G networks), increased incollect expense, additional cell sites and additional costs resulting from the AWE property exchange. Per minute incollect cost for 2004 was approximately $0.12 per minute as compared to $0.15 in 2003.

Cost of Equipment Sales. Cost of equipment sales increased 7.3% to $40.4 million in the year ended December 31, 2004, reflecting the increased cost of customer migration. As a percentage of revenue, cost of equipment sales for 2004 increased to 8.0% as compared to 7.4% in 2003. Post and prepaid gross customer additions in 2004 were approximately 169,000 as compared to 185,000 in 2003.

Selling, General and Administrative. Contributing to the increase in SG&A was an increase in regulatory pass-through fees to $11.5 million in the year ended December 31, 2004 as compared to $9.3 million in the year ended December 31, 2003. Additionally, sales and marketing costs increased by 3.7% as a result of the market launch of 2.5G technology products and costs relating to brand name change activities. As a percentage of revenue, SG&A increased to 26.8% in the year ended December 31, 2004 as compared to 26.0% during the year ended December 31, 2003.

Components of SG&A are as follows:

	Years Ended December 31,			
(in thousands)	2004	2003	$ Increase (Decrease)	% Increase (Decrease)
General and administrative	$ 59,853	$ 60,860	$(1,007)	(1.7)%
Sales and marketing	54,077	52,150	1,927	3.7%
Bad debt, net of recoveries	9,762	9,412	350	3.7%
Regulatory pass-through fees	11,478	9,339	2,139	22.9%
	$135,170	$131,761	$ 3,409	2.6%

Depreciation and Amortization. Depreciation expense was unchanged at $76.4 million for both 2004 and 2003. A $7.2 million decline in phone service depreciation in 2004 as compared to 2003 was offset by an increase in depreciation resulting from the 2.5G technology overlay and the accelerated depreciation of TDMA equipment. As of December 31, 2004, our network had 857 cell sites.

Loss on Impairment of Assets

Under SFAS No. 142, we performed our annual impairment test for our indefinite lived assets. Based on this analysis, we recorded a noncash impairment charge of $47.1 million (included in operating expenses) in the fourth quarter of 2004. There was no impairment charge in 2003 related to our annual assessment under SFAS No. 142.

In October 2003, we entered into an agreement with AWE to exchange certain wireless properties. In connection with this transaction, we recorded a non-cash impairment charge on assets held for sale, in accordance with SFAS No. 144, of $42.2 million effective in the third quarter of 2003. This transaction was completed on March 1, 2004.

Other Income (Expense)

Interest Expense. Interest expense for the year ended December 31, 2004, including the effect of SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS No. 133"), and SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"* ("SFAS No. 150"), increased 20.3% to $164.0 million as compared to $136.3 million in the year ended December 31, 2003. This increase reflects a full year's effect of the adoption of

SFAS No. 150, effective July 1, 2003. Pursuant to SFAS No. 150, our 11⅜% senior exchangeable and 12¼% junior exchangeable preferred securities were reclassified to Long-Term Liabilities, and dividend expense related to these instruments is reported as interest expense in our Consolidated Statements of Operations. Prior to July 1, 2003, dividends on our 11⅜% senior exchangeable and 12¼% junior exchangeable preferred securities were reported as a component of "Preferred Stock Dividend" in our Consolidated Statements of Operations. SFAS No. 150 does not permit reclassification of prior year amounts to conform to the current year presentation.

Also contributing to the increase in interest expense were $12.6 million in the write-off of debt issuance costs related to the repayment of our previous credit facility in March 2004 as compared to $6.1 million in 2003 and an increase in the effective rate of interest on our debt (excluding senior and junior exchangeable preferred stock) to 8.97% in 2004 as compared to 8.03% in 2003. Partially offsetting these increases were gains on repurchase of senior exchangeable preferred stock.

(in thousands)	Years Ended December 31, 2004	2003
Interest expense on credit facility	$ 5,135	$ 44,574
Interest expense on senior secured notes	29,753	—
Interest expense on senior notes	32,094	13,372
Interest expense on senior subordinated notes	41,281	41,281
Amortization of debt issuance costs	4,674	4,773
Write-off of debt issuance costs	12,605	6,134
Senior and junior preferred stock dividends	55,373	27,973
Effect of derivative instruments	5,208	(3,502)
Gain on repurchase of senior exchangeable preferred stock	(22,572)	—
Other	426	1,657
	$163,977	$136,262

Gain on repurchase of senior exchangeable preferred stock. During the year ended December 31, 2004, we repurchased 80,500 shares of our 11⅜% senior exchangeable preferred stock for $68.4 million. The corresponding $22.6 million gain on repurchase of preferred shares was recorded as a reduction of interest expense.

Preferred Stock Dividends

Preferred stock dividends for the year ended December 31, 2004 decreased by 66.8% to $12.9 million as compared to $38.9 million in the year ended December 31, 2003. The decline in preferred stock dividends results from the adoption of SFAS No. 150, as described above, which requires that dividends on certain preferred stock be treated as interest expense.

Liquidity and Capital Resources

We need cash primarily for working capital, capital expenditures primarily related to our network construction efforts, debt service, customer growth, and purchases of additional spectrum. In past years, we have met these requirements though cash flow from operations, borrowings under our credit facility, sales of common and preferred stock, and issuance of debt.

Our cell site count has increased from approximately 800 TDMA sites in early 2004 to 1,061 new technology sites at the end of 2005, resulting in expansion of our network capability and coverage in all of our territories. Our 2.5G equipment purchases and installation commitments to our equipment vendors and roaming partners are largely met. Capital expenditures for the year ended December 31, 2005 were approximately $95.0 million compared to approximately $94.4 million for the year ended December 31, 2004.

We believe our network overlay and expansion efforts will improve our ability to attract customers in addition to providing customers of our roaming partners greater access to our networks. Although we do not anticipate adding as many cell sites in 2006 as we did in 2005, we plan to add capacity within our networks, allowing them to carry increased roaming traffic and to accommodate the new technology customer migration. We anticipate our total expenditures for 2006 will be in the $70 million range. We expect to fund these capital expenditures primarily from cash on hand and operating cash flow.

Senior and Junior Exchangeable Preferred Stock. Until August 2003, we paid the dividends on our senior exchangeable preferred stock by issuing additional shares of exchangeable preferred stock and until February 15, 2005, we paid the dividends on our junior exchangeable preferred stock by issuing additional shares of junior preferred stock. Because we had failed to pay six or more quarterly dividends on our senior exchangeable preferred stock, a "Voting Rights Triggering Event," as defined in the terms of our senior preferred stock, existed as of November 15, 2004. Accordingly, the holders of senior exchangeable preferred stock exercised their right to elect two directors. Additionally, while a "Voting Rights Triggering Event" exists, certain terms of our senior preferred stock, if enforceable, may prohibit incurrence of additional indebtedness, including borrowings under our revolving credit facility.

On October 26, 2005, we paid four quarterly dividends on our outstanding senior exchangeable preferred stock. These quarterly dividends totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million were paid from existing cash. The payment of these dividends reduced the number of unpaid quarterly dividends to five and eliminated the then existing "Voting Rights Triggering Event" and any uncertainty regarding our ability to incur indebtedness, including under the revolving credit facility, allowing us to draw $58 million under the revolving credit facility and issue $175 million in new senior subordinated floating rate notes. Subsequent to the issuance of the new notes and borrowing under our credit facility, we elected not to pay cash dividends in November 2005 or February 2006 on our senior exchangeable preferred stock and a "Voting Rights Triggering Event" again exists. Management does not anticipate paying additional dividends in the foreseeable future.

Beginning in May 2005 our junior exchangeable preferred stock dividends are to be paid in cash. We did not declare or pay the quarterly dividends payable in May 2005, August 2005, November 2005, or February 2006 on the junior exchangeable preferred stock. If we elect not to pay the required cash dividends on our junior exchangeable preferred stock for six or more quarters, the holders will have right to elect directors and our ability to incur debt may be limited.

Total accrued dividends in arrears for both the junior and senior exchangeable preferred securities, through December 31, 2005, were approximately $61.0 million.

Senior Subordinated Floating Rate Notes. On November 7, 2005, the Company completed an offering of $175 million of Senior Subordinated Floating Rate Notes due 2012, which were sold at an original issue discount of $2.2 million, or 1.25%. The effective interest rate at December 31, 2005 was 10.30%. With the proceeds of this offering, we redeemed all of our outstanding Senior Subordinated 9⅝% notes. The total amount for such repurchase was approximately $133.8 million, including $125.0 million aggregate principal, $6.8 million accrued interest to the repurchase date of December 7, 2005, and a $2.0 million premium for early repurchase.

Credit Facility. The credit facility is subject to various covenants, including the ratio of senior secured indebtedness to annualized operating cash flow (as defined in the credit facility), the ratio of total indebtedness to annualized operating cash flow, and the ratio of annualized operating cash flow to interest expense. Effective October 18, 2005, we received approval from a majority of the banks who are lenders under the revolving credit facility to exclude $17.8 million of senior exchangeable preferred dividends paid on October 26, 2005, from the interest coverage covenant calculation. As of December 31, 2005, we had borrowed $58.0 million against the revolving credit facility. We were in compliance with the covenants as of December 31, 2005.

Our borrowings under the revolving credit facility bear interest at rates based on, at our option, either (i) the one, two, three, six, or, if made available by the lender, nine or twelve month Eurodollar rate, which is determined by reference to the Adjusted LIBOR rate, or (ii) the Alternate Base Rate, which is the higher of the prime lending rate on page 5 of the Telerate Service and the Federal Funds Effective Rate plus ½ of 1 percent. In each case, we are required to pay an additional margin of interest above the Eurodollar rate or the Alternate Base Rate. The margin is based on the ratio of our senior secured debt to our adjusted cash flow. The margin above the Alternate Base Rate ranges from 1.50% to 2.00%. The margin above the Eurodollar rate fluctuates from 2.50% to 3.00%.

Liquidity. Primarily reflecting the borrowing of $58.0 million against the revolving credit facility and the issuance of the senior subordinated floating rate notes, RCC's cash and cash equivalents and short-term investments increased to $153.6 million as compared to $85.3 million at December 31, 2004. As of December 31, 2005, we would have been able to make a total of $73.0 million in restricted payments. Cash interest payments during the year ended December 31, 2005 were $133.0 million as compared to $101.4 million during the year ended December 31, 2004. We expect to fund our anticipated cash requirements primarily from cash on hand and operating cash flow and anticipate that we will be in compliance with our revolving credit facility covenants in 2006.

Cash flows for the year ended December 31, 2005, compared with the year ended December 31, 2004:

	December 31, 2005	December 31, 2004	Change
Net cash provided by operating activities	$ 72,937	$ 130,277	$ (57,340)
Net cash used in investing activities	(161,585)	(81,459)	(80,126)
Net cash provided by (used in) financing activities	90,131	(106,026)	196,157
Net increase (decrease) in cash and cash equivalents	1,483	(57,208)	58,691
Cash and cash equivalents, at beginning of year	85,339	142,547	(57,208)
Cash and cash equivalents, at end of year	$ 86,822	$ 85,339	$ 1,483

Net cash provided by operating activities was $72.9 million for the year ended December 31, 2005. Adjustments to the $64.1 million net loss to reconcile to net cash provided by operating activities include $100.5 million in depreciation and amortization, a $7.0 million impairment of assets, and a $33.2 million increase in accrued preferred stock dividends. Partially offsetting these items were increases of $14.3 million in accounts receivable, $5.2 million in inventory, and $5.7 million in gains on repurchase and exchange of preferred stock.

Net cash used in investing activities for the year ended December 31, 2005 was $161.6 million. This amount included $95.0 million for purchases of property and equipment and $66.8 million in net short-term investment purchases. The majority of property and equipment purchases are related to our 2.5G network overlay. Our 2.5G network construction commitments to our roaming partners and to equipment vendors were substantially met as of December 31, 2005.

Net cash provided by financing activities for the year ended December 31, 2005 was $90.1 million, primarily reflecting the completed offering of $175 million aggregate principal amount of our floating rate senior subordinated notes and the borrowing of $58 million under our credit facility, partially offset by the payment of $125.0 million to redeem our 9⅝% senior subordinated notes and $13.4 million to repurchase of senior exchangeable preferred stock.

Under the documents governing our indebtedness, we are able to make limited restricted payments, including the repurchase of senior subordinated notes or preferred stock and the payment of dividends to holders of our equity securities. As of December 31, 2005, we had approximately $73.0 million of restricted payments capacity. During 2005 and 2004, we repurchased 14,932 and 80,500 shares of senior exchangeable preferred stock for $13.4 million and $68.4 million, respectively.

Based upon existing market conditions and our present capital structure, we believe that cash flows from operations, cash, cash equivalents, and short term investments will be sufficient to enable us to meet required cash commitments through the next twelve-month period.

Contractual Obligations Summary

The following table summarizes our contractual commitments, including dividends, interest, and principal amounts that are payable in cash, as of December 31, 2005 through the mandatory redemption dates (in thousands) for the securities listed below.

	Operating Leases	Purchase Commitments[1]	Line of Credit (due 3/25/2010)[2]	Senior Subordinated Floating Rate Notes (due 11/1/2012)[3]	9¾% Senior Subordinated Notes (due 1/15/2010)	9⅞% Senior Notes (due 2/1/2010)	Senior Secured Notes[4]	Senior and Junior Exchangeable Preferred Securities[5]	Class M Preferred Securities[6]	Total
2006	$17,140	$7,200	$ 4,217	$ 17,571	$ 29,250	$ 32,094	$ 43,261	$ 55,411	$ —	$ 206,144
2007	15,065	—	4,217	17,571	29,250	32,094	43,261	55,411	—	196,869
2008	12,746	—	4,217	17,571	29,250	32,094	43,261	55,411	—	194,550
2009	10,242	—	4,217	17,571	29,250	32,094	43,261	55,411	—	192,046
2010	5,172	—	58,970	17,571	301,219	327,674	191,792	226,331	—	1,128,729
Thereafter	4,551	—	—	207,254	—	—	384,729	292,747	284,487	1,173,768
Total	$64,916	$7,200	$75,838	$295,109	$418,219	$456,050	$749,565	$740,722	$284,487	$3,092,106

(1) In 2003, we entered into a five-year $56.6 million purchase commitment with a vendor to install 2.5G network equipment. Through December 31, 2005, we have incurred $49.4 million in equipment purchases related to this agreement.

(2) The Line of Credit matures March 25, 2010. The Line of Credit interest rate obligations are reflected at December 31, 2005 rate level of 7.3%. Increases or decreases in LIBOR will impact interest expense in future years.

(3) The floating rate notes mature November 1, 2012. Floating interest rate obligations are reflected at December 31, 2005 rate level of 10.3%. Increases or decreases in LIBOR will impact interest expense in future years.

(4) The senior secured notes consist of two notes, one fixed rate 8¼% and one floating rate. The floating rate notes mature March 15, 2010 and the 8¼% notes mature March 15, 2012. Floating interest rate obligations are reflected at December 31, 2005 rate level of 9.0%. Increases or decreases in LIBOR will impact interest expense in future years.

(5) This table assumes cash dividends are paid each year. If dividends are not paid in cash, they accrue and compound until paid. If senior exchangeable preferred cash dividends are not declared and paid at any time prior to the mandatory redemption date of May 15, 2010, and the junior exchangeable preferred cash dividends are not declared and paid at any time prior to the mandatory redemption date of February 15, 2011, the total liquidation preference plus accumulated and unpaid dividends will be $829.7 million.

(6) Dividends on the Class M convertible preferred stock are compounded quarterly, accrue at 8% per annum and are payable upon redemption. The scheduled redemption date for Class M preferred stock is April 3, 2012. Dividends are not payable if the preferred stock is converted into equity.

Off-Balance Sheet Financings and Liabilities. We do not have any off-balance sheet financing arrangements or liabilities. We do not have any majority-owned subsidiaries or any interests in, or relationships with, an material special-purpose entities that are not included in the consolidated financial statements.

Other Matters

Inflation

The impact of inflation on our operations has not been significant.

Seasonality

We experience seasonal fluctuations in revenue and operating income. Our average monthly roaming revenue per cellular customer increases during the second and third calendar quarters. This increase reflects greater usage by our roaming customers who travel in our cellular service area for weekend and vacation recreation or work in seasonal industries. Because our cellular service area includes many seasonal recreational areas, we expect that roaming revenue will continue to fluctuate seasonally more than service revenue.

Certain quarterly results for 2005 and 2004 are set forth below (in thousands, except per share data):

	2005 Quarter Ended				2004 Quarter Ended			
	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
Revenue:								
Service	$ 94,695	$ 98,865	$ 98,287	$ 96,001	$ 88,585	$ 94,979	$ 97,093	$ 96,562
Roaming	19,622	25,112	41,785	36,255	25,740	26,266	29,739	23,759
Equipment	9,054	9,420	8,220	7,619	5,523	5,338	5,589	5,644
Total Revenue	$123,371	$133,397	$148,292	$139,875	$119,848	$126,583	$132,421	$125,965
Operating income (loss)	$ 23,814	$ 21,033	$ 35,931	25,168	$ 38,831	$ 38,291	$ 40,156	$ (15,565)
Net income (loss) before income tax benefit	$ (18,574)	$ (16,269)	$ (7,721)	$ (21,976)	$ (15,348)	$ 6,597	$ 5,437	$ (57,299)
Net income (loss) applicable to common shares	$ (21,804)	$ (19,597)	$ (11,151)	$ (18,744)	$ (18,482)	$ 3,403	$ 2,184	$ (58,961)
Net income (loss) per basic share	$ (1.77)	$ (1.59)	$ (0.89)	$ (1.38)	$ (1.51)	$ 0.28	$ 0.18	$ (4.81)
Net income (loss) per diluted share	$ (1.77)	$ (1.59)	$ (0.89)	$ (1.38)	$ (1.51)	$ 0.27	$ 0.17	$ (4.81)

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We have used senior secured notes, senior notes, senior subordinated notes, preferred securities, and bank credit facilities to finance, in part, capital requirements and operations. These financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk. One percentage point of an interest rate adjustment would have changed our cash interest payments on an annual basis by approximately $3.9 million in 2005.

Financial Instruments

We have invested in short term investment securities which have maturities of six months or less and are comprised primarily of obligations of the U.S. Treasury, including bills, notes and bonds or obligations issued or guaranteed by agencies of the U.S. government. These securities are recorded at cost.

At December 31, 2005, the carrying value of our short-term investments was approximately $66.8 million. Based on available market quotations, the carrying value of the short-term investments at December 31, 2005, was less than their fair value by approximately $141,000, which is comprised of gross unrecognized holding gains. We did not have any short-term investments at December 31, 2004.

In connection with the issuance of $175 million of senior subordinated floating rate notes in November 2005, the Company entered into a collar to manage interest rates. This collar effectively limits interest from exceeding 5.87% and from being less than 4.25% on a $175 million notional amount, through its termination date of November 1, 2008.

Item 8. Financial Statements and Supplementary Data

See Consolidated Financial Statements and Notes included in this report on page 46.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

RCC maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. As of December 31, 2005, based on an evaluation carried out under the supervision and with the participation of RCC's management, including the chief executive officer (CEO) and the chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures, the CEO and CFO have concluded that RCC's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

The management of RCC is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). RCC's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

RCC's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2005, the company's internal controls over financial reporting were effective.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Deloitte and Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes to Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None

Item 10. Directors and Executive Officers of the Registrant

Information regarding directors of Rural Cellular is set forth in the Proxy Statement under the heading "Item No. 1—Election of Directors" and is incorporated herein by reference. Information regarding our executive officers is contained in Part I of this Form 10-K. Information required by Item 401(h) and (i) and Item 405 of Regulation S-K is included in the Proxy Statement under the headings "Item No. 1—Election of Directors" and "Item No. 2—Ratification of Appointment of Independent Auditors."

We have adopted a financial code of ethics that applies to our directors, Chief Executive Officer, Chief Financial Officer, Corporate Controller and other employees involved in preparation of our financial statements. This financial code of ethics, which is one of several policies within our Code of Business Conduct, is posted on our website. Also included on our website are all of our SEC filings, including our Form 10-K. The internet address for our website is http:/unicel.com.

We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

Item 11. Executive Compensation

Information required by this item is set forth in the Proxy Statement under the headings "Item No. 1—Election of Directors" and "Executive Compensation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Equity Compensation Plan Information

The following table summarizes share and exercise price information about our equity compensation plans as of December 31, 2005.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders[(1)]	1,863,029	$15.09	379,605
Equity compensation plans not approved by security holders[(2)]	—	—	—
TOTAL	1,863,029	$15.09	379,605

(1) Includes stock subject to outstanding options and stock available for issuance under our 1995 Stock Compensation Plan, Stock Option Plan for Nonemployee Directors, and Employee Stock Purchase Plan.

(2) We have not adopted any equity compensation plans that have not been approved by our shareholders.

The remaining information required by this Item 12 is set forth in the Proxy Statement under the heading "Ownership of Voting Securities" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information required by this item is set forth in the Proxy Statement under the heading "Certain Transactions" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by this item is set forth in the Proxy Statement under the heading "Item No. 2—Ratification of Appointment of Independent Auditors."

Item 15. *Exhibits and Financial Statement Schedules*

(a) (1) Financial Statements

	Page Number In this Form 10-K
Rural Cellular Corporation	
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	45
Consolidated Balance Sheets as of December 31, 2005 and 2004	47
Consolidated Statements of Operations for the Years Ended December 31, 2005, 2004, and 2003	48
Consolidated Statements of Shareholders' Deficit for the Years Ended December 31, 2005, 2004, and 2003	49
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004, and 2003	50
Notes to Consolidated Financial Statements	51
RCC Minnesota, Inc.	
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	75
Balance Sheets as of December 31, 2005 and 2004	76
Statements of Operations for the Years Ended December 31, 2005, 2004, and 2003	77
Statements of Shareholder's Equity (Deficit) for the Years Ended December 31, 2005, 2004, and 2003	78
Statements of Cash Flows for the Years Ended December 31, 2005, 2004, and 2003	79
Notes to Financial Statements	80

(2) Financial Statement Schedules

The following financial statement schedule is filed as part of this Form 10-K:

Schedule II—Valuation and Qualifying Accounts	74

All schedules not included are omitted either because they are not applicable or because the information required therein is included in Notes to Consolidated Financial Statements

(3) Exhibits

See Exhibit Index on page 83

(b) Exhibits

See Exhibit Index

(c) Financial Statement Schedules

See Item 15(a)(2), above

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rural Cellular Corporation

By: /s/ Richard P. Ekstrand

Richard P. Ekstrand
President and Chief Executive Officer

Dated: March 14, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard P. Ekstrand Richard P. Ekstrand	President and Chief Executive Officer (Principal Executive Officer) and Director	March 14, 2006
/s/ Wesley E. Schultz Wesley E. Schultz	Executive Vice President, Chief Financial Officer and Director	March 14, 2006
/s/ David J. Del Zoppo David J. Del Zoppo	Senior Vice President, Finance and Accounting (Principal Accounting Officer)	March 14, 2006
/s/ Ann K. Newhall Ann K. Newhall	Executive Vice President, Chief Operating Officer and Director	March 14, 2006
/s/ George W. Wikstrom George W. Wikstrom	Director	March 14, 2006
/s/ Don C. Swenson Don C. Swenson	Director	March 14, 2006
/s/ George M. Revering George M. Revering	Director	March 14, 2006
/s/ Anthony J. Bolland Anthony J. Bolland	Director	March 14, 2006
/s/ Paul J. Finnegan Paul J. Finnegan	Director	March 14, 2006
/s/ Jacques Leduc Jacques Leduc	Director	March 14, 2006
/s/ James V. Continenza James V. Continenza	Director	March 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rural Cellular Corporation and Subsidiaries
Alexandria, Minnesota

We have audited the accompanying consolidated balance sheets of Rural Cellular Corporation and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' deficit and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rural Cellular Corporation and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP
Minneapolis, Minnesota
March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rural Cellular Corporation and Subsidiaries
Alexandria, Minnesota

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Rural Cellular Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations on the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations on the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, the related consolidated statements of operations, shareholders' deficit and comprehensive loss, and cash flows, and the financial statement schedule listed in the Index at Item 15 for the year ended December 31, 2005, of the Company and our report dated March 10, 2006, which expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP
Minneapolis, Minnesota
March 10, 2006

ural Cellular Corporation and Subsidiaries

Consolidated Balance Sheets

(In thousands)	December 31, 2005	2004
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$ 86,822	$ 85,339
Short-term investments	66,778	—
Accounts receivable, less allowance for doubtful accounts of $3,567 and $2,456	72,887	62,549
Inventories	12,849	7,658
Other current assets	4,280	4,175
Total current assets	243,616	159,721
PROPERTY AND EQUIPMENT, net	277,408	276,133
LICENSES AND OTHER ASSETS:		
Licenses, net	548,513	548,513
Goodwill, net	348,684	348,682
Customer lists, net	29,301	47,868
Deferred debt issuance costs, net	27,022	30,228
Other assets, net	6,138	6,305
Total licenses and other assets	959,658	981,596
	$1,480,682	$1,417,450
Liabilities and Shareholders' Deficit		
CURRENT LIABILITIES:		
Accounts payable	$ 53,492	$ 52,465
Current portion of long-term debt	—	81
Advance billings and customer deposits	11,885	11,076
Accrued interest	39,336	41,112
Other accrued expenses	8,981	9,679
Total current liabilities	113,694	114,413
LONG-TERM LIABILITIES	1,847,994	1,733,079
Total liabilities	1,961,688	1,847,492
COMMITMENTS AND CONTINGENCIES (Note 9)		
REDEEMABLE PREFERRED STOCK	170,976	166,296
SHAREHOLDERS' DEFICIT:		
Class A common stock; $.01 par value; 200,000 shares authorized, 13,530 and 11,836 outstanding	135	118
Class B common stock; $.01 par value; 10,000 shares authorized, 427 and 540 outstanding	4	5
Additional paid-in capital	212,420	193,347
Accumulated deficit	(862,742)	(791,446)
Unearned compensation	(1,799)	(698)
Accumulated other comprehensive income	—	2,336
Total shareholders' deficit	(651,982)	(596,338)
	$1,480,682	$1,417,450

The accompanying notes are an integral part of these consolidated financial statements.

Rural Cellular Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except per share data)	For the Years Ended December 31, 2005	2004	2003
REVENUE:			
Service	$ 387,848	$ 377,219	$ 355,038
Roaming	122,774	105,504	131,896
Equipment	34,313	22,094	20,455
Total revenue	544,935	504,817	507,389
OPERATING EXPENSES:			
Network costs, excluding depreciation	120,322	104,071	96,069
Cost of equipment sales	58,266	40,372	37,636
Selling, general and administrative	152,238	135,129	131,761
Stock based compensation—SG&A	680	41	—
Depreciation and amortization	100,463	76,355	76,429
Impairment of assets	7,020	47,136	42,244
Total operating expenses	438,989	403,104	384,139
OPERATING INCOME	105,946	101,713	123,250
OTHER INCOME (EXPENSE):			
Interest expense	(171,831)	(163,977)	(136,262)
Interest and dividend income	2,221	1,727	916
Other	(876)	(76)	891
Other expense, net	(170,486)	(162,326)	(134,455)
LOSS BEFORE INCOME TAX BENEFIT	(64,540)	(60,613)	(11,205)
INCOME TAX BENEFIT	(418)	(1,672)	—
NET LOSS	(64,122)	(58,941)	(11,205)
PREFERRED STOCK DIVIDEND	(7,174)	(12,915)	(38,877)
LOSS APPLICABLE TO COMMON SHARES	$ (71,296)	$ (71,856)	$ (50,082)
BASIC AND DILUTED WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE:	12,695	12,239	12,060
NET LOSS PER BASIC AND DILUTED SHARE	$ (5.62)	$ (5.87)	$ (4.15)

The accompanying notes are an integral part of these consolidated financial statements.

Financials

Rural Cellular Corporation and Subsidiaries

Consolidated Statements of Shareholders' Deficit and Comprehensive Loss
For the Years Ended December 31, 2005, 2004 and 2003

(In thousands)	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Deficit	Comprehensive Loss
BALANCE, December 31, 2002	11,229	$112	693	$ 7	$192,294	$(669,508)	$ —	$(6,020)	$(483,115)	
Conversion of Class B common stock to Class A common stock	141	1	(141)	(1)	0	—	—	—	—	—
Stock issued through employee stock purchase plan	147	2	—	—	112	—	—	—	114	—
Stock options exercised	5	0	—	—	17	—	—	—	17	—
COMPONENTS OF COMPREHENSIVE LOSS										
Net loss applicable to common shares	—	—	—	—	—	(50,082)	—	—	(50,082)	$(50,082)
Current year effect of SFAS No. 133	—	—	—	—	—	—	—	6,236	6,236	6,236
Total comprehensive loss	—	—	—	—	—	—	—	—		$(43,846)
BALANCE, December 31, 2003	11,522	115	552	6	192,423	(719,590)	—	216	(526,830)	
Conversion of Class B common stock to Class A common stock	12	1	(12)	(1)	—	—	—	—	—	—
Stock issued through employee stock purchase plan	166	1	—	—	145	—	—	—	146	—
Stock options exercised	15	0	—	—	41	—	—	—	41	—
Restricted Stock Issuances	121	1	—	—	738	—	(739)	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	41	—	41	—
COMPONENTS OF COMPREHENSIVE LOSS										
Net loss applicable to common shares	—	—	—	—	—	(71,856)	—	—	(71,856)	$(71,856)
Current year effect of SFAS No. 133	—	—	—	—	—	—	—	2,120	2,120	2,120
Total comprehensive loss										$(69,736)
BALANCE, December 31, 2004	11,836	118	540	5	193,347	(791,446)	(698)	2,336	(596,338)	
Stock issued through employee stock purchase plan	71	1	—	—	378	—	—	—	$ 379	—
Stock options exercised	169	2	—	—	1,189	—	—	—	1,191	—
Class A common issued in exchange for senior exchangeable preferred stock	1,153	12	—	—	13,423	—	—	—	13,435	—
Conversion of Class B common stock to Class A common stock	218	2	(218)	(2)	—	—	—	—	—	—
Conversion of Class T preferred Stock to Class A and Class B common stock	43	—	105	1	2,476	—	—	—	2,477	—
Restricted stock activity	40	—	—	—	1,607	—	(1,599)	—	8	—
Amortization of unearned compensation	—	—	—	—	—	—	498	—	498	—
COMPONENTS OF COMPREHENSIVE LOSS										
Net loss applicable to common shares	—	—	—	—	—	(71,296)	—	—	(71,296)	$(71,296)
Current year effect of derivative financial instruments	—	—	—	—	—	—	—	(2,336)	(2,336)	(2,336)
Total comprehensive loss										$(73,632)
BALANCE, December 31, 2005	13,530	$135	427	$ 4	$212,420	$(862,742)	$(1,799)	$ —	$(651,982)	

The accompanying notes are an integral part of these consolidated financial statements.

Financials

Rural Cellular Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)	Years Ended December 31, 2005	2004	2003
OPERATING ACTIVITIES:			
Net loss	$ (64,122)	$ (58,941)	$ (11,205)
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and customer list amortization	100,463	76,355	76,429
Loss on write-off of debt and preferred stock issuance costs	1,533	12,605	6,134
Mark-to-market adjustments—financial instruments	339	4,339	(2,225)
Gain on repurchase and exchange of senior exchangeable preferred stock	(5,722)	(22,573)	—
Non-cash senior and junior exchangeable preferred stock dividends	3,797	28,626	13,074
Impairment of assets	7,020	47,136	42,244
Stock based compensation	680	41	—
Deferred income taxes	(418)	(1,672)	—
Other	6,825	7,693	4,013
Change in other operating elements:			
Accounts receivable	(14,262)	(1,821)	(14,286)
Inventories	(5,191)	547	(1,581)
Other current assets	(105)	89	(1,076)
Accounts payable	6,757	6,153	4,678
Advance billings and customer deposits	809	482	146
Accrued senior and junior exchangeable preferred stock dividends	33,211	26,747	14,899
Accrued interest	2,021	6,598	12,188
Other accrued expenses	(698)	(2,127)	1,089
Net cash provided by operating activities	72,937	130,277	144,521
INVESTING ACTIVITIES:			
Purchases of property and equipment	(94,951)	(94,417)	(53,704)
Purchases of short-term investments	(66,778)	—	—
Purchases of wireless properties	—	(725)	(7,200)
Net proceeds from property exchange	—	13,567	—
Proceeds from sale of property and equipment	247	92	624
Other	(103)	24	(174)
Net cash used in investing activities	(161,585)	(81,459)	(60,454)
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock related to employee stock purchase plan and stock options	1,570	188	131
Proceeds from issuance of long-term debt under the credit facility	58,000	—	120,000
Repayments of long-term debt under the credit facility	—	(525,724)	(394,628)
Proceeds from issuance of senior subordinated floating rate notes	172,816	—	—
Proceeds from issuance of 9⅞% senior notes	—	—	325,000
Proceeds from issuance of 8¼% senior secured notes	—	350,000	—
Proceeds from issuance of senior secured floating rate notes	—	160,000	—
Redemption of 9⅝% senior subordinated notes	(125,000)	—	
Repurchases of senior exchangeable preferred stock	(13,355)	(68,351)	—
Payments to settle interest rate swaps	—	(7,645)	—
Payments of debt issuance costs	(3,798)	(14,293)	(13,374)
Repayment of swaption	—	—	(34,184)
Proceeds from unwinding hedge agreements	—	—	2,632
Other	(102)	(201)	(885)
Net cash provided by (used in) financing activities	90,131	(106,026)	4,692
NET (DECREASE) INCREASE IN CASH	1,483	(57,208)	88,759
CASH AND CASH EQUIVALENTS, at beginning of year	85,339	142,547	53,788
CASH AND CASH EQUIVALENTS, at end of year	$ 86,822	$ 85,339	$ 142,547

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2005, 2004, and 2003

1. Organization and Nature of Business:

Rural Cellular Corporation ("RCC" or the "Company") is a wireless communications service provider focusing primarily on rural markets in the United States. The Company's principal operating objective is to increase revenue and achieve profitability through increased penetration in existing wireless markets.

RCC's operating territories include portions of five states in the Northeast, three states in the Northwest, four states in the Midwest, and three states in the South. Within each of its four territories, RCC has deployed a strong local sales and customer service presence in the communities it serves. RCC's marketed networks covered a total population of approximately 6.5 million POPs and served approximately 706,000 voice customers as of December 31, 2005.

The Company has preferred roaming relationships with Cingular Wireless, T-Mobile, and Verizon Wireless in its various territories.

RCC began a 2.5G network overlay and expansion process in late 2003. As of December 31, 2005, RCC's network has grown from approximately 800 cell sites in early 2004 to 1,061 and its 2.5G networks are operational in all of its four territories.

2. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of RCC and its wholly-owned subsidiaries and its majority-owned joint venture, Wireless Alliance, LLC ("Wireless Alliance"). All significant intercompany balances and transactions have been eliminated.

Revenue Recognition—Service

The Company recognizes service revenue based upon contracted service fees and minutes of use processed. As a result of its billing cycle cut-off times, the Company is required to make estimates for service revenue earned, but not yet billed, at the end of each month. These estimates are based primarily upon historical minutes of use processed. The Company follows this method since reasonable, dependable estimates of the revenue can be made. Actual billing cycle results and related revenue may vary from the results estimated at the end of each quarter, depending on customer usage and rate plan mix. For customers who prepay their monthly access fees, the Company matches the recognition of service revenue to their corresponding usage. Revenues are net of credits and adjustments for service. The Company adopted Emerging Issues Task Force ("EITF") No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables"* ("EITF No. 00-21") effective July 1, 2003 on a prospective basis. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows.

The Company receives Universal Service Fund ("USF") revenue reflecting its eligible telecommunications carrier ("ETC") status in certain states. The Company recognizes support revenue depending on the level of its collection experience in each ETC qualified state. Where the Company does not have adequate experience to determine the time required for reimbursement, it recognizes revenue upon cash receipt. Where the Company does have adequate experience as to the amount and timing of the receipt of these funds, it recognizes revenue as earned.

The Company includes the pass-through fees it collects from customers as service revenue with a corresponding charge to selling, general and administrative expense. These pass-through fees, which the Company has the option of passing to customers, include state and federal USF fees, together with city utility and state gross receipt taxes.

Revenue Recognition—Roaming Revenue and Incollect Cost

Roaming revenue and incollect cost information is provided to the Company primarily through a third party centralized clearinghouse. From the clearinghouse the Company receives monthly settlement data. The Company bases its accrual of roaming revenue and incollect expense on these clearinghouse reports. The Company follows this method since reasonably dependable estimates of roaming revenue and incollect cost can be made based on these reports.

Revenue Recognition—Equipment

Equipment revenue includes sales of wireless and paging equipment and accessories to customers, network equipment reselling, and customer activation fees, which are recognized at the time of sale to the customer.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses that will result from failure of its customers to pay amounts owed. The Company bases its estimates on the aging of accounts receivable balances and its historical write-off experience, net of recoveries. If the financial condition of the Company's customers were to deteriorate, the Company may be required to maintain higher allowances.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term Investments

The Company considers all debt securities with maturities of more than three months but less than one year as short-term investments and classifies these investments as held to maturity. Short-term Investments primarily consist of direct obligations of the U.S. Treasury, including bills, notes and bonds or obligations issued or guaranteed by agencies of the U.S. government and are recorded at cost. At December 31, 2005, the carrying value of our short-term investments was approximately $66.8 million. Based on available market quotations, the carrying value of the short-term investments at December 31, 2005, was less than their fair value by approximately $141,000, which is comprised of gross unrecognized holding gains. The Company did not have any short-term investments at December 31, 2004.

Inventories

Inventories consist of cellular telephone equipment, pagers, and accessories and are stated at the lower of cost, determined using the average cost method, or market. Market value is determined using replacement cost.

Property and Equipment

Property and equipment are recorded at cost. Additions, improvements, or major renewals are capitalized, while expenditures that do not enhance or extend the asset's useful life are charged to operating expense as incurred.

The components of property and equipment and the useful lives of the Company's assets are as follows as of December 31 (in thousands):

	2005	2004	Useful Lives
Land	$ 7,214	$ 7,200	N/A
Building and towers	101,110	98,367	15-39 Years
Equipment[1]	443,406	350,385	2-7 Years
Phone service equipment	1,217	2,938	19 Months
Furniture and fixtures[2]	28,928	29,759	3-7 Years
Assets under construction	15,449	37,232	N/A
	597,324	525,881	
Less—accumulated depreciation	(319,916)	(249,748)	
Property and equipment—net	$ 277,408	$ 276,133	

(1) Includes the cost of cell site radio equipment, switch equipment, billing hardware and related software.

(2) Includes the cost of furniture, in-house computer hardware/software, and phone system equipment.

The Company's network construction expenditures are recorded as assets under construction until the system or assets are placed in service and ready for their intended use, at which time the assets are transferred to the appropriate property and equipment category. During the years ended December 31, 2005, 2004, and 2003, the Company capitalized $3.7 million, $4.2 million, and $1.9 million, respectively, in salaries of the Company's employees. The Company capitalized interest cost in 2005, 2004, and 2003 of $1.8 million, $1.9 million, and $204,000, respectively.

The Company depreciates its wireless communications equipment using the straight-line method over estimated useful lives. RCC periodically reviews changes in its technology and industry conditions, asset retirement activity, and salvage to determine adjustments to estimated remaining useful lives and depreciation rates. Total depreciation expense for the years ended December 31, 2005, 2004, and 2003 was $81.5 million, $57.4 million, and $56.2 million, respectively.

During the fourth quarter of 2005, the Company reviewed the lives of its TDMA assets and reduced the remaining useful life of this equipment from 21 months to 15 months. As a result, all TDMA equipment will be fully depreciated by December 31, 2006. The net book value of this equipment as of December 31, 2005, was approximately $47.0 million. Reflecting the shortened useful lives of TDMA equipment, the Company recorded an additional $2.9 million of depreciation expense during the fourth quarter of 2005.

While the Company will continue to sell and market TDMA services for the foreseeable future, the amount of future cash flows to be derived from the TDMA network assets is highly dependent upon the rate of transition of existing customers using TDMA equipment to 2.5G capable equipment, as well as other competitive and technological factors. The Company determined that a reduction in the useful lives of these assets was warranted based on its projected transition of network traffic. The Company will continue to review the useful lives of the TDMA assets throughout the period of transition to 2.5G capable equipment to determine whether further changes are warranted.

Licenses and Other Intangible Assets

Licenses consist of the value assigned to the Company's personal communications services ("PCS") licenses and cellular licenses. Other intangibles, resulting primarily from acquisitions, include the value assigned to customer lists and goodwill. Amortization is computed using the straight-line method based on the estimated useful life of the asset. Customer lists are the only intangible asset with a finite useful life; all others are considered to have indefinite useful lives.

The components of licenses and other intangible assets are as follows:

(in thousands)	As of December 31, 2004	Year Ended December 31, 2005 Acquisition	Impairment of Assets	Amortization Expense	As of December 31, 2005
Licenses, net	$548,513	$ —	$ —	$ —	$ 548,513
Goodwill, net	348,682	2	—	—	348,684
Customer lists				—	
Gross Valuation	144,415	—	—	—	144,415
Accumulated amortization	(96,547)	—	—	(18,567)	(115,114)
	47,868	—	—	—	29,301
Total	$945,063	$ 2	$ —	$(18,567)	$ 926,498

(in thousands)	As of December 31, 2003	Year Ended December 31, 2004 Acquisition	Impairment of Assets	Amortization Expense	As of December 31, 2004
Licenses, net	$563,283	$16,582	$(31,352)	$ —	$ 548,513
Goodwill, net	360,796	3,670	(15,784)	—	348,682
Customer lists				—	
Gross Valuation	142,616	1,799	—	—	144,415
Accumulated amortization	(78,041)	—	—	(18,506)	(96,547)
	64,575	1,799	—	(18,506)	47,868
Total	$988,654	$22,051	$(47,136)	$(18,506)	$ 945,063

Customer list amortization expense for the years ended December 31, 2005, 2004, and 2003 was approximately $18.6 million, $18.5 million, and $20.0 million, respectively. Customer list amortization expense is estimated to be approximately $18.6 million in 2006, $8.2 million in 2007, $2.4 million in 2008, and $86,000 in 2009. The Company does not anticipate customer list amortization expense in 2010.

The Company reviews goodwill and other indefinite-lived intangible assets for impairment based on the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS No. 142"). In accordance with this statement, goodwill is tested for impairment at the reporting unit level on an annual basis as of October 1st or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. In analyzing goodwill for potential impairment, the Company uses projections of future cash flows from the reporting units. These projections are based on its view of growth rates, anticipated future economic conditions, the appropriate discount rates relative to risk, and estimates of residual values. The Company believes that its estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If changes in growth rates, future economic conditions, discount rates, or estimates of residual values were to occur, goodwill may become impaired.

Additionally, impairment tests for indefinite-lived intangible assets, including FCC licenses, are required to be performed on an annual basis or on an interim basis if an event occurs or circumstances change that would indicate the asset might be impaired. In accordance with EITF No. 02-7 ("EITF 02-7"), *Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets,* impairment tests for FCC licenses are performed on an aggregate basis for each unit of accounting. The Company utilizes a fair value approach, incorporating discounted cash flows, to complete the test. This approach determines the fair value of the FCC licenses, using start-up model assumptions and, accordingly, incorporates cash flow assumptions regarding the investment in a network, the development of distribution channels, and other inputs for making the business operational. These inputs are included in determining free cash flows of the unit of accounting, using assumptions of weighted average costs of capital and the long-term rate of growth for each unit of accounting. The Company believes that its estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If any of the assumptions were to change, the Company's FCC licenses may become impaired.

Following adoption of SFAS No. 142 on January 1, 2002, the Company completed a transitional impairment test for both its goodwill and licenses and determined that there were impairments of $5.0 million and $412.0 million, respectively. The Company used a fair value approach, using primarily discounted cash flows, to complete the transitional impairment tests. In accordance with SFAS No. 142, the impairment charges were recorded as a cumulative change in accounting principle in its consolidated financial statements for the first quarter of 2002. Under SFAS No. 142, we performed annual impairment tests in 2003, 2004, and 2005 for our indefinite lived assets. Based on these tests, we recorded a noncash impairment charge of $47.1 million (included in operating expenses) in the fourth quarter of 2004. There was no impairment charge in 2003 or 2005 related to our annual assessment under SFAS No. 142.

Deferred Debt Issuance Costs

Deferred debt issuance costs relate to the credit facility, senior secured notes, senior notes, senior subordinated notes and certain preferred stock issuances. These costs are being amortized over the respective instruments' terms. If the related debt issuance is extinguished prior to maturity, the debt issuance costs are immediately expensed.

The Company adopted SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS No. 145"), effective January 1, 2003. Accordingly, the Company's financial statements have been revised to reflect the reclassification requirements of SFAS No. 145, requiring it to present losses on extinguishment of debt within continuing operations. The Company has recorded within interest expense $1.5 million, $12.6 million, and $6.1 million, of deferred debt issuance costs related to debt extinguishments in 2005, 2004, and 2003, respectively.

The gross valuation and accumulated amortization of deferred debt issuance costs are as follows:

	As of December 31,	
(in thousands)	2005	2004
Gross valuation	$ 39,005	$ 40,331
Accumulated amortization	(11,983)	(10,103)
	$ 27,022	$ 30,228

Other Assets

Other assets primarily consist of costs related to spectrum relocation and restricted investments. Restricted investments represent the Company's investments in the stock of CoBank and are stated at cost, which approximates fair value. The restricted investments were purchased pursuant to the terms of a loan agreement and are restricted as to withdrawal.

The gross valuation and accumulated amortization of other assets are as follows:

	As of December 31,	
(in thousands)	2005	2004
Gross valuation	$ 8,561	$ 8,375
Accumulated Amortization	(2,423)	(2,070)
	$ 6,138	$ 6,305

Income Taxes

The income and expenses of all consolidated subsidiaries are included in the consolidated federal income tax return of Rural Cellular Corporation and Subsidiaries. For financial reporting purposes, any tax benefit or provision generated by a consolidated subsidiary is accounted for in its separate taxes payable and deferred income tax accounts, computed as if it had filed separate federal and state income tax returns.

RCC uses the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change.

Net Loss Per Common Share

Basic net loss per share ("EPS") is computed by dividing net loss by the weighted average number of shares outstanding during the year. Potential common shares of 1,863,029, 2,044,037, and 2,084,770, related to the Company's outstanding stock options, were excluded from the computation of the diluted EPS for the years ended December 31, 2005, 2004, and 2003, respectively, together with 160,167 shares and 118,667 shares of restricted stock granted in 2005 and 2004, respectively, as the impact had an antidilutive effect on earnings per share.

Comprehensive Loss

The Company follows the provisions of SFAS No. 130, *"Reporting Comprehensive Income"* ("SFAS No. 130"), which established standards for reporting and display of comprehensive income and its components. Comprehensive income (loss) reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive loss represents net losses and the deferred gains on derivative instruments. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive loss in the accompanying consolidated statement of shareholders' deficit and comprehensive income (loss).

Business and Credit Concentrations

RCC operates in one business segment, the operation of wireless communication systems in the United States.

For the years ended December 31, 2005, 2004, and 2003, roaming revenue from Cingular (on a pro forma basis giving effect to its 2004 merger with AT&T Wireless) accounted for approximately 11.9%, 9.9%, and 14.5%, respectively, of the Company's total revenue.

Impairment of Long-lived Assets

The Company reviews long-lived assets, consisting primarily of property, plant and equipment and intangible assets with finite lives, for recoverability accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* In analyzing potential impairment, the Company uses projections of future undiscounted cash flows from the assets. These projections are based on its view of growth rates for the related business, anticipated future economic conditions, the appropriate discount ates relative to risk, and estimates of residual values. The Company believes that its estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If changes in growth rates, future economic conditions, discount rates, or estimates of residual values were to occur, long-lived assets may become impaired.

Reflecting the termination of the Company's agreement with Amdocs in June 2005, RCC recorded a charge to operations of $7.0 million, in accordance with SFAS No. 144, reflecting the write-down of certain development costs previously capitalized.

In October 2003, the Company entered into an agreement with AT&T Wireless to exchange certain wireless properties. In connection with this transaction, RCC recorded a non-cash impairment charge on assets held for sale, in accordance with SFAS No. 144, of $42.2 million effective in the third quarter of 2003. This transaction was completed on March 1, 2004.

Derivative Financial Instruments

The Company recognizes all derivatives as either assets or liabilities in its consolidated balance sheets and measures those instruments at fair value. The Company uses derivative instruments to manage interest rate risk. Changes in the fair values of those derivative instruments are recorded as "Other Comprehensive Income" when they qualify for hedge accounting and "Interest Expense" when they do not qualify for hedge accounting.

The Company formally documents all relationships between hedging instruments and hedged items as well as the risk management objectives and strategies for undertaking various hedge transactions. The Company also assesses, both at inception and on an on-going basis, whether the derivatives that are used in hedging transactions are effective. Should it be determined that a derivative is not effective as a hedge, the Company would discontinue the hedge accounting prospectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Ultimate results could differ from those estimates.

Recently Issued Accounting Pronouncements

Accounting for Share-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period.

Commencing with the quarter ending March 31, 2006, we will adopt SFAS No. 123(R), utilizing the modified prospective method for all share-based awards granted on or after January 1, 2006. Under the modified prospective, compensation cost must be recognized for all share-based compensation expense arrangements granted after the adoption date and all remaining unvested share-based compensation arrangements granted prior to the adoption date. Prior periods will not be restated.

We use the Black-Scholes model to value our stock option grants. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123(R).

Through December 31, 2005, the Company applied APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its employee and director stock options and did not record compensation expense for share-based payment award transactions because the exercise price is equal to or greater than the fair value of RCC's common stock at the date of grant.

If the Company had included the cost of employee stock option compensation in our financial statements included herein, its net loss for both the year ended December 31, 2005 and 2004 would have increased by approximately $2.9 million and would have increased by $4.3 million for the year ended December 31, 2003.

3. Stock Compensation Plans:

The following table summarizes plan activity under the Company's various stock compensation plans through December 31, 2005:

	Nonemployee Directors Plan	Stock Compensation Plan	Employee Stock Purchase Plan[1]
Available for issuance at December 31, 2004	174,250	61,844	262,312
Options granted	(36,750)	(20,000)	(88,116)
Restricted stock awarded	—	(47,500)	—
Options cancelled	26,250	47,315	—
Available for issuance at December 31, 2005	163,750	41,659	174,196

(1) Employee Stock Purchase Plan options granted of 88,116 shares reflect contributions made in 2005 with corresponding shares being awarded in January 2006.

Nonemployee Directors Plan. The stock option plan for nonemployee directors authorizes the issuance of up to 400,000 shares of Class A common stock. The stock option plan provides that the option price shall not be less than the fair market value of the Class A common stock on the date of grant. The options vest and become exercisable one year following the date of grant and expire five years thereafter.

Stock Compensation Plan. The stock compensation plan for employees authorizes the issuance of up to 2,400,000 shares of Class A

Financials

common stock in the form of restricted stock awards, stock options, stock appreciation rights, or other stock-based awards. The stock compensation plan provides that the exercise price of any option shall not be less than 85% of the fair market value of the Class A common stock as of the date of the grant (100% in the case of incentive stock options). Options and other awards granted under the stock compensation plan vest and become exercisable as determined by the Board of Directors or a stock option committee.

Under the Stock Compensation Plan, the Company has entered into restricted stock agreements with certain key employees, covering the issuance of Class A common stock ("Restricted Stock"). The Restricted Stock will be released to the key employees after a five-year waiting period if the employees are still employed by the Company and the Company achieves certain financial goals, which management anticipates achieving as of December 31, 2005. Deferred compensation equivalent to the market value of these shares as of December 31, 2005 is reflected in shareholders' equity and is being amortized to operating expense over five years. Deferred compensation expense included in the accompanying consolidated statement of operations amounted to $680,000 for the year ended December 31, 2005. Shares of Restricted Stock have full voting rights and are entitled to any dividends paid on the Class A common stock. The restricted shares were granted to the recipients at no cost.

For the year, transactions in restricted stock were as follows:

	2005 Shares	2004 Shares
Restricted Stock Awards, beginning of year	118,667	—
Issued	47,500	120,667
Released to employee	(676)	—
Cancelled	(5,324)	(2,000)
Restricted Stock Awards, outstanding, end of year	160,167	118,667

Employee Stock Purchase Plan. Under the employee stock purchase plan, employees who satisfy certain length of service and other criteria are permitted to purchase shares of Class A common stock at 85% of the fair market value of the Class A common stock on the first business day of January or the last business day of December of each year, whichever is lower. The number of shares authorized to be issued under the employee stock purchase plan is 750,000. The Company issued 88,116, 71,398, and 166,329, shares, at an exercise price of $5.32, $5.30, and $0.88, respectively, for the years ended December 31, 2005, 2004, and 2003. Compensation cost is recognized for the fair value of the shares issued under the Employee Stock Purchase Plan, which was estimated using the Black-Scholes model with the following assumptions for 2005, 2004, and 2003, respectively: an expected life of one year for all years; expected volatility of 85.94%, 88.54%, and 94.72%, and risk-free interest rates of 7.25%, 5.25%, and 4.39%.

Stock options outstanding under the Company's Nonemployee Directors Plan and Stock Compensation Plan as of December 31, 2005 have exercise prices ranging between $0.76 and $79.25. Information related to stock options is as follows:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,044,037	$14.61	2,084,770	$14.64	1,908,084	$17.40
Granted	56,750	$ 6.30	31,500	$ 7.62	369,500	1.23
Exercised	(169,517)	$ 7.02	(14,760)	$ 2.80	(5,120)	3.37
Cancelled	(68,241)	$13.30	(57,473)	$15.17	(187,694)	16.72
Outstanding, end of period	1,863,029	$15.09	2,044,037	$14.61	2,084,770	$14.64
Exercisable, end of period	1,409,119	$17.91	1,392,617	$17.46	1,143,970	$18.92
Weighted average fair value of options granted		$ 5.18		$ 5.82		$ 1.09

The following table summarizes certain information concerning currently outstanding and exercisable options:

xercise Price Range	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$00.00 - $ 9.99	957,515	5	$ 4.00	567,825	$ 4.85
$10.00 - $19.99	382,325	3	$13.40	382,325	$13.40
$20.00 - $29.99	274,100	5	$27.12	216,460	$27.18
$30.00 - $39.99	153,939	4	$35.00	147,359	$34.88
$40.00 - $49.99	14,500	4	$43.25	14,500	$43.25
$50.00 - $59.99	8,500	4	$56.59	8,500	$56.59
$60.00 - $69.99	36,750	0	$68.25	36,750	$68.25
$70.00 - $79.25	35,400	4	$76.91	35,400	$76.91
$00.00 - $79.25	1,863,029	5	$15.09	1,409,119	$17.91

The Company accounts for stock options under APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* under which no compensation expense is recognized, as the exercise price has been the fair value of RCC's common stock as of date of grant. The following schedule shows net loss and net loss per share for the years ended December 31, 2005, 2004, and 2003, had compensation expense been determined consistent with SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure,"* and SFAS No. 123, *"Accounting for Stock-Based Compensation."*

The pro forma information presented is based on several assumptions and should not be viewed as indicative of future periods. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2005, 2004, and 2003: expected volatility of 85.94%, 88.54%, and 94.72%, respectively; risk-free interest rates of 7.25%, 5.25%, and 4.39%, respectively. The per share weighted average fair value of options granted in 2005, 2004, and 2003, was $5.18, $5.82, and $1.09, respectively.

(in thousands, except for per share data)	Years Ended December 31, 2005	2004	2003
Net loss applicable to common shares:			
As reported	$(71,296)	$(71,856)	$ (50,082)
Fair value compensation expense	(2,921)	(2,909)	(4,304)
Pro forma	$(74,217)	$(74,765)	$ (54,386)
Net loss per basic and diluted share:			
As reported	$ (5.62)	$ (5.87)	$ (4.15)
Fair value compensation expense	(0.23)	(0.24)	(0.36)
Pro forma	$ (5.85)	$ (6.11)	$ (4.51)

On December 16, 2004, the FASB issued SFAS No. 123(R), which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative.

Commencing with the quarter ending March 31, 2006, the Company will adopt SFAS No. 123(R) utilizing the modified prospective method for all share-based awards granted on or after January 1, 2006. Under the modified prospective method, SFAS No. 123(R) requires compensation cost to be recognized for all share-based compensation expense arrangements granted after the adoption date and all remaining unvested share-based compensation arrangements granted prior to the adoption date.

4. Long-term Liabilities:

The Company had the following long-term liabilities outstanding as of December 31 (in thousands):

	2005	2004
Line of Credit	$ 58,000	$ —
Senior subordinated floating rate notes[1]	175,000	—
8¼% senior secured notes	350,000	350,000
Senior secured floating rate notes	160,000	160,000
9⅞% senior notes	325,000	325,000
9¾% senior subordinated notes	300,000	300,000
9⅝% senior subordinated notes[1]	—	125,000
11⅜% senior exchangeable preferred stock	148,708	174,176
Accrued dividends on 11⅜% senior exchangeable preferred stock	32,520	34,844
12¼% junior exchangeable preferred stock	255,558	247,984
Accrued dividends on 12¼% junior exchangeable preferred stock	28,490	—
Deferred tax liability	13,561	13,979
Discount on senior subordinated floating rate notes	(2,132)	—
Other	3,289	2,096
Long-term liabilities	$1,847,994	$1,733,079

(1) Net proceeds from the Senior Subordinated Floating Rate Notes offering of $172.8 million were used to redeem the 9⅝% Senior Subordinated Notes due 2008, to pay fees and expenses associated with the offering and repayment, and for general corporate purposes.

Credit Facility—As of December 31, 2005, the Company has drawn $58 million under its revolving credit facility at a rate of LIBOR plus 3.0% (7.27% as of December 31, 2005). The credit facility is subject to various covenants, including the ratio of senior secured indebtedness to annualized operating cash flow (as defined in the credit facility), the ratio of total indebtedness to annualized operating cash flow, and the ratio of annualized operating cash flow to interest expense. RCC was in compliance with all financial covenants at December 31, 2005.

In October 2005, the Company amended its revolving credit facility in connection with the payment of the dividends on the senior exchangeable preferred stock as described below under "—11⅜% Senior Exchangeable Preferred Stock":

- to exclude those dividends from the calculation of cash interest expense, which is used in various financial ratio tests in its revolving credit facility and
- to permit the incurrence of up to $50.0 million of senior indebtedness that matures on the same date as our senior notes (out of a total of $200.0 million of additional senior indebtedness that is permitted).

Subsequent to the issuance of the floating rate subordinated notes and borrowing under the credit facility, the Company elected not to pay cash dividends in November 2005 or February 2006 on its senior exchangeable preferred stock and, accordingly a "Voting Rights Triggering Event" currently exists. While a Voting Rights Triggering Event exists certain terms of the Company's senior exchangeable preferred stock, if enforceable, may prohibit incurrence of additional indebtedness, including borrowing under the revolving credit facility.

Offering of Senior Subordinated Floating Rate Notes. On November 7, 2005, the Company completed an offering of $175 million of Senior Subordinated Floating Rate Notes due 2012, which were sold at an original issue discount of $2.2 million, or 1.25%. The effective interest rate at December 31, 2005 was 10.30%. Interest is reset quarterly. With the proceeds of this offering, the Company redeemed all of its outstanding 9⅝% Senior Subordinated Notes due 2008. The total amount for such repurchase was approximately $133.8 million, including $125.0 million aggregate principal, $6.8 million accrued interest, and a $2.0 million premium for early repurchase.

The Company may redeem any of the Senior Subordinated Floating Rate Notes at any time on or after November 1, 2007, in whole or in part, at prices starting at 102.000% at November 1, 2007, and declining to 101.000% at November 1, 2008 and 100.000% at November 1, 2009, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the date of redemption. In addition, on or before November 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the date of redemption, with the proceeds of certain equity offerings. The Company may make that redemption only if, after that redemption, at least 65% of the aggregate principal amount of notes issued under the indenture remain outstanding.

Senior Secured Notes—In March 2004, the Company issued $350 million aggregate principal amount of 8¼% senior secured notes due March 15, 2012 ("2012 notes") and $160 million aggregate principal amount of senior secured floating rate notes due March 15, 2010 ("2010 notes"). The effective interest rate on the 2010 notes was 9.0% and 7.00% at December 31, 2005 and December 31, 2004, respectively. Interest on the 2010 notes is reset quarterly and payable on March 15, June 15, September 15, and December 15 of each year. Interest on the 2012 notes is payable on March 15 and September 15 of each year.

After March 15, 2006, the Company may redeem the 2010 notes, in whole or in part, at prices starting at 102.000% of the principal amount at March 15, 2006, and declining to 101.000% at March 15, 2007 and to 100.000% at March 15, 2008, plus accrued and unpaid interest to but excluding the date fixed for redemption. At any time, which may be more than once, before March 15, 2006, the Company can choose to redeem up to 35% of the 2010 notes with money that it raises in certain equity offerings for 100% of the aggregate principal amount of the 2010 notes redeemed plus a premium equal to the interest rate per annum on the 2010 notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest to, but excluding, the date of redemption.

After March 15, 2008, the Company may redeem the 2012 notes, in whole or in part, at prices starting at 104.125% of the principal amount at March 15, 2008, and declining to 102.063% at March 15, 2009 and 100.000% at March 15, 2010, plus accrued and unpaid interest to but excluding the date fixed for redemption. At any time, which may be more than once, before March 15, 2007, the Company can choose to redeem up to 35% of the 2012 notes with money that its raises in certain equity offerings, as long as it pays 108.250% of the aggregate principal amount of the 2012 notes redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

9⅞% Senior Notes—In 2003, RCC issued $325 million principal amount of 9⅞% senior notes due 2010. Interest is payable on February 1 and August 1 of each year. The notes will mature on February 1, 2010. After August 1, 2007, at its option, the Company may redeem the 9⅞% notes at prices starting at 104.938% of the principal amount at August 1, 2007, declining to 102.469% at August 1, 2008 and 100% at August 1, 2009, plus accrued and unpaid interest to but excluding the date fixed for redemption. Prior to August 1, 2006, the Company may redeem up to 35% of the outstanding principal amount of the 9⅞% notes at 109.875% of the principal amount plus accrued and unpaid interest to but excluding the date fixed for redemption with the net cash proceeds of certain equity offerings.

9¾% Senior Subordinated Notes—In 2002, the Company issued $300 million principal amount of 9¾% senior subordinated notes due 2010. Interest on the 9¾% senior subordinated notes is payable semi-annually on January 15 and July 15. The 9¾% senior subordinated notes will mature on January 15, 2010. After January 15, 2006, at its option, the Company may redeem the 9¾% notes at prices starting at 104.875% of the principal amount at January 15, 2006, declining to 103.250%, 101.625%, and 100.000% at January 15, 2007, 2008, and 2009, respectively, plus accrued and unpaid interest to but excluding the date fixed for redemption.

11⅜% Senior Exchangeable Preferred Stock—Due May 15, 2010. Dividends on the senior exchangeable preferred stock are cumulative, are payable quarterly, and were payable, until May 15, 2003, at the Company's option either in cash or by the issuance of additional shares of senior exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. The Company did not declare or pay the cash dividends due between August 2003 and August 2005.

Because the Company had failed to pay at least six quarterly dividends on its senior exchangeable preferred stock, a "Voting Rights Triggering Event" occurred and the holders of senior exchangeable preferred stock had the right to elect two directors to the Company's board, which they exercised at the Company's annual meeting on May 24, 2005.

In October 2005, the Company paid four quarterly dividends on its outstanding senior exchangeable preferred stock. These dividends represented the quarterly dividends payable on November 15, 2004, February 14, 2005, May 15, 2005 and August 15, 2005, and totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million reduced the number of unpaid quarterly dividends to five, which remedied the then existing "Voting Rights Triggering Event" and removed any uncertainty regarding the Company's ability to incur indebtedness, including under the revolving credit facility.

Subsequent to the Company's draw against its credit facility and its issuance of $175 million in senior subordinated floating rate notes, the Company chose not to declare a cash dividend due in November 2005 and February 2006. Accordingly, a "Voting Rights Triggering Event" again exists. The Company does not anticipate paying additional cash dividends on the senior exchangeable preferred stock in the foreseeable future.

The Company has accrued the undeclared dividends by increasing the carrying amount of the senior exchangeable preferred stock. At December 31, 2005, RCC had accrued $32.5 million in undeclared dividends with respect to the Company's senior exchangeable preferred stock, which will be payable at the preferred mandatory redemption date, if not sooner declared and paid.

The Company may redeem the senior exchangeable preferred stock, in whole or in part, at any time at a redemption price equal to 102.844% of the liquidation preference at May 15, 2005, declining to 101.422% at May 15, 2006 and 100.000% at May 15, 2007, plus accumulated and unpaid dividends, if any, to but excluding the redemption date.

Gain on repurchase of Senior Exchangeable Preferred Stock. During the year ended December 31, 2005 and 2004, the Company repurchased 14,932 and 80,500 shares of senior exchangeable preferred stock for $13.4 million and $68.4 million, respectively. The corresponding $5.5 million and $22.6 million gains, not including transaction commissions and other related fees, were recorded as a reduction of interest expense within the consolidated statement of operations.

Gain on exchange of Senior Exchangeable Preferred Stock for Class A Common Stock. During the year ended December 31, 2005, the Company exchanged an aggregate of 10,535 shares of our senior exchangeable preferred stock for an aggregate of 1,152,745 shares of Class A common stock in negotiated transactions, resulting in a gain of $168,241. The shares were issued in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act of 1933, as amended.

12¼% Junior Exchangeable Preferred Stock—Due February 15, 2011. Dividends on the junior exchangeable preferred stock are cumulative, are payable quarterly, and are to be paid on any dividend payment date occurring after February 15, 2005 in cash. The Company has not declared or paid the cash dividends due since May 2005.

The Company may redeem the junior exchangeable preferred stock, in whole or in part, at any time, at a redemption price equal to 104.594% of the liquidation preference at February 15, 2006, declining to 103.063% at February 15, 2007, 101.531% at February 15, 2008, and 100.000% at February 15, 2009, plus accumulated and unpaid dividends, if any, to but excluding the redemption date.

The shares of the senior and junior exchangeable preferred stock are non-voting, except as otherwise required by law and as provided in their respective Certificates of Designation. Each Certificate of Designation provides that at any time dividends on the outstanding exchangeable preferred stock are in arrears and unpaid for six or more quarterly dividend periods (whether or not consecutive), the holders of a majority of the outstanding shares of the affected exchangeable preferred stock, voting as a class, will be entitled to elect the lesser of two directors or that number of directors constituting 25% of the members of the Company's Board of Directors. The voting rights continue until such time as all dividends in arrears on the affected class of exchangeable preferred stock are paid in full (and, in the case of the senior exchangeable preferred stock after May 15, 2003, or in the case of the junior exchangeable preferred stock after February 15, 2005, are paid in cash), at which time the terms of any directors elected pursuant to such voting rights will terminate. Voting rights may also be triggered by other events described in the Certificates of Designation.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Company's 11⅜% Senior Exchangeable and 12¼% Junior Exchangeable Preferred securities, as a result of adopting SFAS No. 150 effective July 1, 2003, have been reclassified into Long-Term Liabilities, because the securities are exchangeable at the Company's option for debentures of like terms. The dividend expense related to these instruments, which was previously reported as a component of Preferred Stock Dividend in the Company's Consolidated Statements of Operations, is now classified as interest expense. For the year ended December 31, 2005 and 2004, dividends on these instruments were $54.8 million and $55.4 million, respectively.

Accrued dividends payable for the junior exchangeable preferred securities of $28.5 million and for the senior exchangeable preferred securities of $32.5 million as of December 31, 2005 are included in long-term liabilities. In addition, $7.1 million of unamortized stock issuance costs related to these instruments was reclassified as "Deferred debt issuance costs" upon adoption. SFAS No. 150 does not permit reclassification of prior year amounts to conform to the current year presentation. Based on SFAS No. 150 guidelines, the Company's Class M Preferred Stock does not meet the characteristics of a liability and will continue to be presented between liability and equity on the Company's balance sheet.

Current portion of long-term debt—There was no current portion of the Company's long-term debt as of December 31, 2005 as compared to $81,000 as of December 31, 2004.

5. Financial Instruments:

The Company recognizes all derivatives as either assets or liabilities in its consolidated balance sheets and measures those instruments at fair value. The Company uses derivative instruments to manage interest rate risk. Changes in the fair values of those derivative instruments are recorded as "Other Comprehensive Income" when they qualify for hedge accounting and "Interest Expense" when they do not qualify for hedge accounting. At December 31, 2005, the Company has no derivatives that are designated as a hedge.

The Company formally documents all relationships between hedging instruments and hedged items as well as the risk management objectives and strategies for undertaking various hedge transactions. The Company also assesses, both at inception and on an on-going basis, whether the derivatives that are used in hedging transactions are effective. Should it be determined that a derivative is not effective as a hedge, the Company would discontinue the hedge accounting prospectively.

In connection with the issuance of $175 million of senior subordinated floating rate notes in November 2005, the Company entered into a collar to manage interest rates. This collar effectively limits interest from exceeding 5.87% and from being less than 4.25% on a $175 million notional amount, through its termination date of November 1, 2008. This collar is recorded on the Company's balance sheet at fair market value, with related changes in fair market value included in the statement of operations, within interest expense, and not accounted for as a hedge under SFAS No. 133.

In connection with the repayment of the Company's former credit facility in March 2004, the Company terminated its two remaining interest rate swaps, which had an aggregate notional amount of $284.0 million, for aggregate cash consideration of $7.6 million. Amounts previously recognized as unrealized losses in other comprehensive income, when hedge accounting was applied, were charged to interest expense in the first quarter of 2004.

The notional and estimated fair market values and carrying amounts of RCC's financial instruments are set forth in the table below. Fair market values are based on quoted market prices, if available.

(Dollars in thousands)	Carrying Value		Estimated Fair Market Value	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Financial liabilities				
Credit facility	$ 58,000	$ —	$ 57,130	$ —
8¼% senior secured notes	350,000	350,000	370,125	370,125
Senior secured floating rate notes	160,000	160,000	164,400	165,600
9⅞% senior notes	325,000	325,000	342,875	330,688
9⅝% senior subordinated notes	—	125,000	—	118,750
9¾% senior subordinated notes	300,000	300,000	303,000	271,500
Senior subordinated floating rate notes	172,868	—	176,313	—
11⅜% senior exchangeable preferred stock	148,708	174,176	138,495	140,212
12¼% junior exchangeable preferred stock	255,558	247,984	223,235	131,432
Class M convertible preferred stock(1)	173,403	160,198	173,403	160,198
Class T convertible preferred stock(1)	—	8,973	—	8,973
	1,943,537	1,851,331	1,948,976	1,697,478
Derivative financial instrument				
Interest rate collar agreement				
Morgan Stanley (terminates November 1, 2008)	339	—	339	—
Other				
Accrued 11⅜% senior exchangeable preferred stock dividends	32,520	34,844	32,520	34,844
Accrued 12¼% junior exchangeable preferred stock dividends	28,490	—	28,490	—
Other long-term liabilities	2,950	2,096	2,950	2,096
Total financial liabilities	$2,007,836	$1,888,271	$2,013,275	$1,734,418

(1) These financial instruments are not actively traded and, therefore, the estimated fair market value is stated at the carrying value.

6. Redeemable Convertible Preferred Stock:

In April 2000, the Company issued 110,000 shares of Class M Voting Convertible Preferred stock. The security has a liquidation preference of $1,000 per share and is to be redeemed on April 3, 2012.

Class M Voting Convertible Preferred security balance sheet reconciliation (in thousands):

	As of December 31, 2005
Preferred securities originally issued	$110,000
Accrued dividends	63,403
Unamortized issuance costs	(2,427)
	$170,976

Dividends on the Class M convertible preferred stock are compounded quarterly, accrue at 8% per annum, and are payable upon redemption of the stock or upon liquidation of RCC. The Class M convertible preferred stock was originally convertible into the Company's Class A common stock at $53.00 per share, and subsequently adjusted to $50.43 per share in 2005. Dividends are not payable if the shares are converted. The holders of the Class M convertible preferred stock are entitled to vote on all matters submitted to the holders of the common stock on an as-converted basis. The Class M convertible preferred stock is senior to the Company's common stock with respect to dividend rights and rights on liquidation, winding-up and dissolution of RCC.

The Class M convertible preferred stock, is redeemable at 100% of its total liquidation preference plus accumulated and unpaid dividends at April 3, 2012.

In order to comply with the FCC rules regarding cross-ownership of cellular licensees within a given market, the Company issued 7,541 shares of Class T convertible preferred stock with a liquidation preference of $1,000 per share to affiliates of Telephone & Data Systems, Inc. ("TDS") on March 31, 2000 in exchange for 43,000 shares of Class A common stock and 105,940 shares of Class B common stock owned by these affiliates.

TDS or RCC could convert the convertible preferred stock into the original number of shares of Class A or Class B common stock at any time that ownership by TDS of the common stock would then be permissible under FCC rules. Accordingly, on October 27, 2005, RCC converted all of the outstanding shares of Class T convertible preferred stock into the 43,000 shares of Class A and 105,940 shares of Class B common stock at a conversion price of

$50.63 per share. Dividends were not payable because the shares were converted into equity. This conversion resulted in a gain of approximately $6.7 million, which reduced preferred stock dividends in the fourth quarter of 2005.

7. Shareholders' Deficit:

Authorized Shares

The Company has 300,000,000 shares of authorized capital stock consisting of 200,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock, and 90,000,000 undesignated shares.

Common Stock Rights

Holders of Class A common stock are entitled to one vote for each share owned while holders of Class B common stock are entitled to ten votes for each share owned. Each share of Class B common stock may at any time be converted into one share of Class A common stock at the option of the holder. All issued Class B common shares may also be converted into an equivalent number of Class A common shares upon the affirmative vote of not less than 66⅔% of the then outstanding Class B common shares. Further, Class B common shares are automatically converted to an equal number of Class A common shares if they are transferred to anyone who is not an affiliate of the transferring shareholder.

RCC has shareholder rights plans for its Class A common stock and Class B common stock. The rights plans give each holder of Class A common stock the right to purchase 1/100th of a newly authorized preferred share that is essentially equivalent to one share of Class A common stock and each holder of Class B common stock the right to purchase 1/100th of a newly authorized preferred share, essentially equivalent to one share of Class B common stock. The exercise price for both the Class A rights and the Class B rights is $120 per right.

The rights become exercisable by existing shareholders only following the acquisition by a buyer, without prior approval of the Company's board of directors, of 15% or more of the outstanding Common Stock, Class A and Class B, or following the announcement of a tender offer for 15% of the outstanding Common Stock. If a person acquires 15% or more of the Company's Common Stock, each right (except those held by the acquiring person) will entitle the holder to purchase shares of the Company's Class A or Class B common stock, as appropriate, having a market value of twice the right's exercise price, or, in effect, at a 50% discount from the then current market value. If the Company were acquired in a merger or similar transaction after a person acquires 15% of the Company's outstanding Common Stock, without prior approval of the board of directors, each right would entitle the holder (other than the acquirer) to purchase shares of the acquiring company having a market value of twice the exercise price of the right, or, in effect, at a discount of 50%. Until the acquisition by any person of 15% or more of the Company's Common Stock, the rights can be redeemed by the board of directors for $.001 per right.

8. Income Taxes:

For the years ended December 31, 2005 and 2004 the Company recorded a benefit for income taxes related to the amortization of intangibles. The Company incurred losses for the year ended December 31, 2003 and recorded no provision for income taxes.

The reconciliation of income tax computed at the U.S. federal statutory rate to income tax benefit recorded in the consolidated financial statements was as follows:

	Years Ended December 31,		
	2005	2004	2003
Tax at statutory rate	(35.0)%	(35.0)%	(35.0)
State taxes	(3.0)	(3.0)	(3.0)
Nondeductible item—amortization	(0.6)	(2.8)	2.0
Adjustment for valuation allowance	38.0	38.0	36.0
	(0.6)%	(2.8)%	0.0

The components of the Company's current year income tax benefit consist of the following (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Current			
Federal	$ —	$ —	$—
State	—	—	—
Deferred			
Federal	(385)	(1,540)	—
State	(33)	(132)	—
	(418)	(1,672)	—
Total	$(418)	$(1,672)	$ 0

The income tax effect of the items that create deferred income tax assets and liabilities is as follows (in thousands):

	As of December 31,	
	2005	2004
Deferred income tax assets:		
Operating loss carryforwards	$ 167,191	$ 159,954
Temporary differences:		
Allowance for doubtful accounts	1,358	925
Intangible assets	—	27,654
Other	2,885	2,440
Valuation allowance	(160,513)	(178,819)
Total deferred income tax assets	10,921	12,154
Deferred income tax liabilities:		
Depreciation	(21,111)	(24,950)
Intangible assets	(2,158)	—
Other	(1,213)	(1,183)
Net deferred income tax liability	$ (13,561)	$ (13,979)

Financials

As of December 31, 2005, the Company had tax operating loss carryforwards of approximately $439 million available to offset future income tax liabilities. These carryforwards expire in the years 2007 through 2025. Internal Revenue Code Section 382 limits the availability and timing of the use of net operating loss carryforwards in the event of certain changes in the ownership of the Company's common stock.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has considered the scheduled reversal of deferred tax liabilities, the limitations under Internal Revenue Code Section 382 following a change in ownership and tax planning strategies in making this assessment. Based upon the assessment, management has established a valuation allowance for net deferred income tax assets currently not expected to be realized.

9. Commitments and Contingencies:

Employment Agreements

The Company has employment agreements with certain executive officers with terms of three years. These agreements provide for payment of amounts up to 2.99 times their average annual compensation for the three preceding fiscal years if there is a termination of their employment as a result of a change in control of the Company, as defined in the agreements. The maximum contingent liability under these agreements was $9.9 million at December 31, 2005.

Related Party Transactions

The Company has entered into various arrangements with its shareholders or their affiliates. Arrangements involving shareholders or their affiliates that beneficially own more than 5% of any class of the Company's stock and in which total payments or receipts for these arrangements exceeded $60,000 are described below.

Agreements with Affiliates. The Company has arrangements with several of its shareholders for cell site leases, interconnection service agreements and agent sales agreements. During 2005, 2004, and 2003, the Company paid $1,504,401, $1,259,834, and $1,328,618, respectively, to related parties for these services net of amounts received from these shareholders for similar services provided by the Company. In addition, several of the Company's shareholders are customers for its cellular and paging services and, in connection therewith, also purchase or lease cellular telephones from the Company. During 2005, 2004, and 2003, the Company received $249,387, $310,485, and $296,445, respectively, from related parties for these services.

Roaming Arrangements. The Company has roaming agreements with United States Cellular Corporation, a subsidiary of Telephone & Data Systems, Inc. Affiliates of Telephone & Data Systems, Inc. beneficially own, in the aggregate, more than 5% of the Company's Class A and Class B Common Stock. Under the roaming agreements, the Company pays for service provided to its customers in areas served by United States Cellular Corporation and receives payment for service provided to customers of United States Cellular Corporation in the Company's cellular service areas. RCC negotiated the rates of reimbursement with United States Cellular Corporation, and the rates reflect those charged by all carriers. During 2005, 2004, and 2003, charges to the Company for services provided by United States Cellular Corporation totaled $1,933,176, $2,555,246, and $1,923,274, and charges by the Company to United States Cellular Corporation totaled $3,358,774, $4,123,699, and $5,530,672, respectively.

Legal and Regulatory Matters

The Company is involved from time to time in routine legal matters and other claims incidental to the Company's business. RCC believes that the resolution of such routine matters and other incidental claims, taking into account established reserves and insurance, will not have a material adverse impact on its consolidated financial position or results of operations.

Regulatory Matters. In the normal course of business, the Company is subject to various regulatory requirements associated with its networks. The Company currently does not meet all of the requirements imposed by regulatory agencies. In some cases, the Company has received a waiver from such requirements or is in the process of applying for a waiver. However, management does not believe such non-compliance will have a material adverse effect on the Company, although the ultimate outcome of these matters cannot be determined based on available information.

Leases

The Company leases office space, cellular towers (including land leases on which the Company's owned towers reside), and real estate under noncancelable operating leases. These leases typically include renewal options and escalation clauses. Future minimum payments under these leases as of December 31, 2005 are as follows (in thousands):

Year	Amount
2006	$17,140
2007	15,065
2008	12,746
2009	10,242
2010	5,172
Thereafter	4,551
Total	$64,916

Under the terms of the lease agreements, the Company also is responsible for certain operating expenses and taxes. Total rent expense of $17.7 million, $13.6 million, and $10.6 million, was charged to operations for the years ended December 31, 2005, 2004, and 2003, respectively.

For the Company's leases, rent expense is recognized in accordance with FASB Technical Bulletin 85-3 *(Accounting for Operating Leases with Scheduled Rent Increases)* using the straight-line method over the term of the leases.

The Company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations* ("SFAS No. 143"), effective January 1, 2003. Pursuant to SFAS No. 143, the Company records the fair value of a legal liability for contractual obligations related to costs associated with removing equipment from cell sites that reside on leased property. This liability is reviewed and adjusted quarterly and is recorded in other long-term liabilities. The asset retirement obligation ("ARO") liability totaled $1,098,610 and $984,924 at December 31, 2005 and 2004, respectively. There were no material additions, deletions or changes to the ARO liability during 2005, other than normal accretion expense.

Purchase Commitments

The Company has made commitments to its roaming partners and to equipment vendors to further expand its 2.5G networks in 2006.

In 2003, the Company entered into a five-year $56.6 million purchase commitment with a vendor to install 2.5G network equipment. As of December 31, 2005, the Company had incurred $49.4 million in equipment purchases under this commitment.

Off-Balance Sheet Financings and Liabilities

The Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority-owned subsidiaries or any interests in, or relationships with, any material special-purpose entities that are not included in the consolidated financial statements.

10. Defined Contribution Plan:

The Company has a defined contribution savings and profit-sharing plan for employees who meet certain age and service requirements. Under the savings portion of the plan, employees may elect to contribute a percentage of their salaries to the plan, with the Company contributing a matching percentage of the employees' contributions. Under the profit-sharing portion of the plan, the Company contributes a percentage of employees' salaries. Contributions charged to operations for the years ended December 31, 2005, 2004, and 2003, were approximately $732,000, $781,000, and $599,000, respectively. The percentages the Company matches under the savings portion of the plan and contributes under the profit-sharing portion of the plan are determined annually by the Company's Board of Directors.

11. Supplemental Cash Flow Information:

	Years ended December 31,		
(in thousands)	2005	2004	2003
Cash paid for:			
Interest, net of amounts capitalized[1]	$132,966	$101,405	$86,801
Noncash financing transactions:			
Class M and T preferred stock dividends	$ 13,865	$ 12,915	$38,877
Conversion of Class T preferred stock into common stock	$ 7,540	—	—
Reversal of Class T preferred stock accrued dividends	$ 1,681	—	—
Exchange of Senior Exchangeable Preferred Stock for Class A Common Stock	$ 13,435	—	—

(1) Includes four Senior Exchangeable Preferred Stock quarterly dividends totaling approximately $17.8 million paid in cash.

12. Quarterly Results of Operations (Unaudited):

The Company experiences seasonal fluctuations in revenue and operating income. RCC's average monthly roaming revenue per cellular customer increases during the second and third calendar quarters. This increase reflects greater usage by its roaming customers who travel in the Company's cellular service area for weekend and vacation recreation or work in seasonal industries. Because RCC's cellular service area includes many seasonal recreational areas, it expects that roaming revenue will continue to fluctuate seasonally more than service revenue.

Certain unaudited quarterly results for 2005 and 2004 are set forth below (in thousands, except per share data):

	2005 Quarter Ended				2004 Quarter Ended			
	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
Revenue:								
Service	$ 94,695	$ 98,865	$ 98,287	$ 96,001	$ 88,585	$ 94,979	$ 97,093	$ 96,562
Roaming	19,622	25,112	41,785	36,255	25,740	26,266	29,739	23,759
Equipment	9,054	9,420	8,220	7,619	5,523	5,338	5,589	5,644
Total Revenue	123,371	133,397	148,292	139,875	$119,848	$126,583	$132,421	$125,965
Operating income (loss)	23,814	21,033	35,931	25,168	$ 38,831	$ 38,291	$ 40,156	$ (15,565)
Income (loss) before income tax benefit	(18,574)	(16,269)	(7,721)	(21,976)	$ (15,348)	$ 6,597	$ 5,437	$ (57,299)
Net income (loss) applicable to common shares	$ (21,804)	$ (19,597)	$ (11,151)	$ (18,744)	$ (18,482)	$ 3,403	$ 2,184	$ (58,961)
Net income (loss) per basic share	$ (1.77)	$ (1.59)	$ (0.89)	$ (1.38)	$ (1.51)	$ 0.28	$ 0.18	$ (4.81)
Net income (loss) per diluted share	$ (1.77)	$ (1.59)	$ (0.89)	$ (1.38)	$ (1.51)	$ 0.27	$ 0.17	$ (4.81)

13. Guarantor/Non-Guarantor Condensed Consolidating Financial Information

RCC's obligations under the Senior Secured Floating Rate Notes due 2010 and 8 1/4% Senior Secured Notes due 2012 are senior secured obligations and are fully and unconditionally guaranteed on a senior, secured, second-priority basis by certain of its subsidiaries. Wireless Alliance, LLC is not a guarantor of the notes.

The Company accounts for its investment in subsidiaries using the equity method for purposes of the supplemental consolidating presentation. The principal eliminating entries eliminate investments in subsidiaries and inter-company balances and transactions.

The financial accounting records of RGI Group, Inc. ("RGI"), a guarantor subsidiary, are not maintained on a stand-alone basis and, accordingly, are included in the parent company financial presentation. RGI's assets were approximately $7 million as of December 31, 2005 and 2004.

The following consolidating financial information as of the dates and for the periods indicated of Rural Cellular Corporation (the Parent), its guarantor subsidiaries, and its non-guarantor subsidiaries reflects all inter-company revenue and expense.

Balance Sheet Information as of December 31, 2005
(in thousands, except per share data):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS:					
Cash and cash equivalents	$ 84,136	$ 2,639	$ 47	$ —	$ 86,822
Short-term investments	66,778	—	—	—	66,778
Accounts receivable, less allowance for doubtful accounts	25,166	45,486	2,235	—	72,887
Inventories	3,721	8,945	183	—	12,849
Other current assets	1,590	2,606	84	—	4,280
Current intercompany receivable	40,778	11,460	—	(52,238)	—
Total current assets	222,169	71,136	2,549	(52,238)	243,616
PROPERTY AND EQUIPMENT, net	53,423	214,960	9,025	—	277,408
LICENSES AND OTHER ASSETS:					
Licenses, net	—	539,834	8,679	—	548,513
Goodwill, net	3,151	345,533	—	—	348,684
Customer lists, net	956	28,345	—	—	29,301
Deferred debt issuance costs, net	27,022	—	—	—	27,022
Investment in consolidated subsidiaries	1,145,748	—	—	(1,145,748)	—
Other assets, net	3,569	5,624	2,218	(5,273)	6,138
Total licenses and other assets	1,180,446	919,336	10,897	(1,151,021)	959,658
	$1,456,038	$1,205,432	$ 22,471	$(1,203,259)	$1,480,682
CURRENT LIABILITIES:					
Accounts payable	$ 26,894	$ 25,989	$ 609	$ —	$ 53,492
Advance billings and customer deposits	2,395	9,239	251	—	11,885
Accrued interest	39,336	—	—	—	39,336
Other accrued expenses	34,936	49,676	39	(75,670)	8,981
Current intercompany payable	—	105,672	(4,435)	(101,237)	—
Total current liabilities	103,561	190,576	(3,536)	(176,907)	113,694
LONG-TERM LIABILITIES	1,833,483	1,037,347	41,027	(1,063,863)	1,847,994
Total liabilities	1,937,044	1,227,923	37,491	(1,240,770)	1,961,688
REDEEMABLE PREFERRED STOCK	170,976	—	—	—	170,976
SHAREHOLDERS' EQUITY (DEFICIT):					
Class A common stock; $.01 par value; 200,000 shares authorized, 13,530 outstanding	135	918	—	(918)	135
Class B common stock; $.01 par value; 10,000 shares authorized, 427 outstanding	4	—	—	—	4
Additional paid-in capital	212,420	760,152	31,679	(791,831)	212,420
Accumulated earnings (deficit)	(862,742)	(783,561)	(46,699)	830,260	(862,742)
Unearned compensation	(1,799)	—	—	—	(1,799)
Total shareholders' equity (deficit)	(651,982)	(22,491)	(15,020)	37,511	(651,982)
	$1,456,038	$1,205,432	$ 22,471	$(1,203,259)	$1,480,682

Statement of Operations Information for the year ended December 31, 2005
(in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUE:					
Service	$ 95,620	$ 285,681	$ 7,555	$ (1,008)	$ 387,848
Roaming	25,061	88,877	8,839	(3)	122,774
Equipment	6,733	26,914	666	—	34,313
Total revenue	127,414	401,472	17,060	(1,011)	544,935
OPERATING EXPENSES:					
Network costs, excluding depreciation	23,270	94,688	3,117	(753)	120,322
Cost of equipment sales	11,744	45,472	1,050	—	58,266
Selling, general and administrative	39,021	108,517	4,958	(258)	152,238
Stock based compensation—SG&A	680	—	—	—	680
Depreciation and amortization	18,128	78,779	3,556	—	100,463
Impairment of assets	7,020	—	—	—	7,020
Total operating expenses	99,863	327,456	12,681	(1,011)	438,989
OPERATING INCOME	27,551	74,016	4,379	—	105,946
OTHER INCOME (EXPENSE):					
Interest expense	(171,745)	(105,133)	(2,990)	108,037	(171,831)
Interest and dividend income	110,222	34	2	(108,037)	2,221
Inter-company charges	10,140	(10,140)	—	—	—
Equity in subsidiaries	(39,134)	—	—	39,126	(8)
Other	18	(884)	(2)	—	(868)
Other expense, net	(90,499)	(116,123)	(2,990)	39,126	(170,486)
INCOME (LOSS) BEFORE INCOME TAXES	(62,948)	(42,107)	1,389	39,126	(64,540)
INCOME TAX PROVISION (BENEFIT)	1,174	(1,649)	—	57	(418)
NET INCOME (LOSS)	(64,122)	(40,458)	1,389	39,069	(64,122)
PREFERRED STOCK DIVIDEND	(7,174)	—	—	—	(7,174)
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	$ (71,296)	$ (40,458)	$ 1,389	$ 39,069	$ (71,296)

Statement of Cash Flows Information for the year ended December 31, 2005 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES:					
Net income (loss)	$ (64,122)	$(40,458)	$ 1,389	$ 39,069	$ (64,122)
Adjustments to reconcile to net cash provided by operating activities:					
Depreciation and customer list amortization	18,128	78,779	3,556	—	100,463
Loss on write-off of debt and preferred stock issuance costs	1,533	—	—	—	1,533
Mark-to-market adjustments—financial instruments	339	—	—	—	339
Gain on repurchase of preferred stock	(5,722)	—	—	—	(5,722)
Non-cash preferred stock dividends	3,797	—	—	—	3,797
Impairment of assets	7,020	—	—	—	7,020
Stock-based compensation	680	—	—	—	680
Deferred income taxes	1,174	(1,649)	—	57	(418)
Other	5,627	1,196	2	—	6,825
Change in other operating elements:					
Accounts receivable	(9,175)	(5,241)	154	—	(14,262)
Inventories	(1,817)	(3,510)	136	—	(5,191)
Other current assets	78	(180)	(3)	—	(105)
Accounts payable	5,086	1,952	(281)	—	6,757
Advance billings and customer deposits	248	620	(59)	—	809
Accrued preferred stock dividends	33,211	—	—	—	33,211
Accrued interest	2,021	—	—	—	2,021
Other accrued expenses	(681)	(14)	(3)	—	(698)
Net cash provided by (used in) operating activities	(2,575)	31,495	4,891	39,126	72,937
INVESTING ACTIVITIES:					
Purchases of property and equipment	(18,920)	(75,604)	(427)	—	(94,951)
Purchases of short-term investments	(66,778)	—	—	—	(66,778)
Proceeds from sale of property and equipment	34	213	—	—	247
Other	(103)	—	—	—	(103)
Net cash used in investing activities	(85,767)	(75,391)	(427)	—	(161,585)
FINANCING ACTIVITIES:					
Change in parent company receivable and payable	(1,721)	45,282	(4,435)	(39,126)	—
Proceeds from issuance of common stock related to employee stock purchase plan and stock options	1,570	—	—	—	1,570
Proceeds from issuance of long-term debt under the credit facility	58,000	—	—	—	58,000
Proceeds from issuance of senior subordinated floating rate notes	172,816	—	—	—	172,816
Redemption of 9⅝% senior subordinated notes	(125,000)	—	—	—	(125,000)
Repurchases of preferred stock	(13,355)	—	—	—	(13,355)
Payments of debt issuance costs	(3,798)	—	—	—	(3,798)
Other	(102)	—	—	—	(102)
Net cash (used in) provided by financing activities	88,410	45,282	(4,435)	(39,126)	90,131
NET INCREASE IN CASH	68	1,386	29	—	1,483
CASH AND CASH EQUIVALENTS, at beginning of year	84,068	1,253	18	—	85,339
CASH AND CASH EQUIVALENTS, at end of year	$ 84,136	$ 2,639	$ 47	—	$ 86,822

Balance Sheet Information as of December 31, 2004
(in thousands, except per share data):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS:					
Cash and cash equivalents	$ 84,068	$ 1,253	$ 18	$ —	$ 85,339
Accounts receivable, less allowance for doubtful accounts	17,047	43,252	2,250	—	62,549
Inventories	1,905	5,435	318	—	7,658
Other current assets	1,669	2,425	81	—	4,175
Total current assets	104,689	52,365	2,667	—	159,721
PROPERTY AND EQUIPMENT, net	61,016	203,148	11,969	—	276,133
LICENSES AND OTHER ASSETS:					
Licenses, net	—	539,834	8,679	—	548,513
Goodwill, net	3,149	345,533	—	—	348,682
Customer lists, net	1,268	46,600	—	—	47,868
Deferred debt issuance costs, net	30,228	—	—	—	30,228
Investment in consolidated subsidiaries	1,184,801	—	—	(1,184,801)	—
Other assets, net	3,453	10,245	2,518	(9,911)	6,305
Total licenses and other assets	1,222,899	942,212	11,197	(1,194,712)	981,596
	$1,388,604	$1,197,725	$ 25,833	$(1,194,712)	$1,417,450
CURRENT LIABILITIES:					
Accounts payable	$ 22,609	$ 28,991	$ 865	$ —	$ 52,465
Current portion of long-term debt	81	—	—	—	81
Advance billings and customer deposits	2,147	8,619	310	—	11,076
Accrued interest	41,112	—	—	—	41,112
Other accrued expenses	34,442	49,248	42	(74,053)	9,679
Total current liabilities	100,391	86,858	1,217	(74,053)	114,413
LONG-TERM LIABILITIES	1,718,255	1,852,703	41,025	(1,878,904)	1,733,079
Total liabilities	1,818,646	1,939,561	42,242	(1,952,957)	1,847,492
REDEEMABLE PREFERRED STOCK	166,296	—	—	—	166,296
SHAREHOLDERS' EQUITY (DEFICIT):					
Class A common stock; $.01 par value; 200,000 shares authorized, 11,836 outstanding	118	918	—	(918)	118
Class B common stock; $.01 par value; 10,000 shares authorized, 540 outstanding	5	—	—	—	5
Additional paid-in capital	193,347	349	31,679	(32,028)	193,347
Accumulated earnings (deficit)	(791,446)	(743,103)	(48,088)	791,191	(791,446)
Unearned compensation	(698)	—	—	—	(698)
Accumulated other comprehensive income	2,336	—	—	—	2,336
Total shareholders' equity (deficit)	(596,338)	(741,836)	(16,409)	758,245	(596,338)
	$1,388,604	$1,197,725	$ 25,833	$(1,194,712)	$1,417,450

Statement of Operations Information for the year ended December 31, 2004 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUE:					
Service	$ 86,138	$ 282,453	$8,944	$ (316)	$ 377,219
Roaming	15,555	82,727	7,230	(8)	105,504
Equipment	5,667	15,652	775	—	22,094
Total revenue	107,360	380,832	16,949	(324)	504,817
OPERATING EXPENSES:					
Network costs, excluding depreciation	18,298	82,602	3,435	(264)	104,071
Cost of equipment sales	8,671	30,627	1,074	—	40,372
Selling, general and administrative	33,657	96,341	5,232	(60)	135,170
Depreciation and amortization	15,630	57,188	3,537	—	76,355
Impairment of assets	—	47,136	—	—	47,136
Total operating expenses	76,256	313,894	13,278	(324)	403,104
OPERATING INCOME	31,104	66,938	3,671	—	101,713
OTHER INCOME (EXPENSE):					
Interest expense	(163,870)	(166,004)	(2,438)	168,335	(163,977)
Interest and dividend income	170,044	18	—	(168,335)	1,727
Inter-company charges	(26,971)	26,971	—	—	—
Equity in subsidiaries	(69,242)	—	—	69,239	(3)
Other	(6)	(67)	—	—	(73)
Other expense, net	(90,045)	(139,082)	(2,438)	69,239	(162,326)
INCOME (LOSS) BEFORE INCOME TAXES	(58,941)	(72,144)	1,233	69,239	(60,613)
INCOME TAX PROVISION (BENEFIT)	—	13,742	—	(15,414)	(1,672)
NET INCOME (LOSS)	(58,941)	(85,886)	1,233	84,653	(58,941)
PREFERRED STOCK DIVIDEND	(12,915)	—	—	—	(12,915)
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	$ (71,856)	$ (85,886)	$1,233	$ 84,653	$ (71,856)

Statements of Cash Flows Information for the year ended December 31, 2004 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES:					
Net income (loss)	$ (58,941)	$(85,886)	$ 1,233	$ 84,653	$ (58,941)
Adjustments to reconcile to net cash provided by (used in) operating activities:					
Depreciation and customer list amortization	15,630	57,188	3,537	—	76,355
Loss on write-off of debt and preferred stock issuance costs	12,605	—	—	—	12,605
Mark-to-market adjustments—financial instruments	4,339	—	—	—	4,339
Gain on repurchase of preferred stock	(22,573)	—	—	—	(22,573)
Non-cash preferred stock dividends	28,626	—	—	—	28,626
Impairment of assets	—	47,136	—	—	47,136
Stock based compensation	41	—	—	—	41
Deferred income taxes	—	13,741	—	(15,413)	(1,672)
Other	5,594	2,143	(44)	—	7,693
Change in other operating elements:					
Accounts receivable	2,425	(3,690)	(556)	—	(1,821)
Inventories	(131)	704	(26)	—	547
Other current assets	600	(511)	—	—	89
Accounts payable	(4,877)	11,276	(246)	—	6,153
Advance billings and customer deposits	(115)	558	39	—	482
Accrued preferred stock dividends	26,747	—	—	—	26,747
Accrued interest	6,598	—	—	—	6,598
Other accrued expenses	(1,376)	(680)	(71)	—	(2,127)
Net cash provided by (used in) operating activities	15,192	41,979	3,866	69,240	130,277
INVESTING ACTIVITIES:					
Purchases of property and equipment	(24,768)	(66,956)	(2,693)	—	(94,417)
Purchases of wireless properties, net	—	(725)	—	—	(725)
Net proceeds from property exchange	—	13,567	—	—	13,567
Proceeds from sale of property and equipment	25	67	—	—	92
Other	231	(207)	—	—	24
Net cash used in investing activities	(24,512)	(54,254)	(2,693)	—	(81,459)
FINANCING ACTIVITIES:					
Change in parent company receivable and payable	58,151	12,262	(1,173)	(69,240)	—
Proceeds from issuance of common stock related to employee stock purchase plan and stock options	188	—	—	—	188
Repayments of long-term debt under the credit facility	(525,724)	—	—	—	(525,724)
Proceeds from issuance of 8¼% senior secured notes	350,000	—	—	—	350,000
Proceeds from issuance of senior secured floating rate notes	160,000	—	—	—	160,000
Repurchase of preferred stock	(68,351)	—	—	—	(68,351)
Payments to settle interest rate swaps	(7,645)	—	—	—	(7,645)
Payments of debt issuance costs	(14,293)	—	—	—	(14,293)
Other	(201)	—	—	—	(201)
Net cash (used in) provided by financing activities	(48,875)	12,262	(1,173)	(69,240)	(106,026)
NET DECREASE IN CASH	(57,195)	(13)	—	—	(57,208)
CASH AND CASH EQUIVALENTS, at beginning of year	141,263	1,266	18	—	142,547
CASH AND CASH EQUIVALENTS, at end of year	$ 84,068	$ 1,253	$ 18	$ —	$ 85,339

Statement of Operations information for the year ended December 31, 2003 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUE:					
Service	$ 71,073	$275,224	$ 8,893	$ (152)	$ 355,038
Roaming	15,410	112,300	4,199	(13)	131,896
Equipment	4,433	15,101	921	—	20,455
Total revenue	90,916	404,625	14,013	(165)	507,389
OPERATING EXPENSES:					
Network costs, excluding depreciation	16,922	76,037	3,275	(165)	96,069
Cost of equipment sales	6,661	29,548	1,427	—	37,636
Selling, general and administrative	30,670	95,564	5,527	—	131,761
Depreciation and amortization	15,290	57,868	3,271	—	76,429
Loss on assets held for sale	—	42,244	—	—	42,244
Total operating expenses	69,543	301,261	13,500	(165)	384,139
OPERATING INCOME	21,373	101,364	513	—	123,250
OTHER INCOME (EXPENSE):					
Interest expense	(135,590)	(143,975)	(2,330)	145,633	(136,262)
Interest and dividend income	146,522	25	2	(145,633)	916
Inter-company charges	(15,815)	16,297	(482)	—	—
Equity in subsidiaries	(14,388)	—	—	14,385	(3)
Other	1,001	(107)	—	—	894
Other expense, net	(18,270)	(127,760)	(2,810)	14,385	(134,455)
NET INCOME (LOSS) BEFORE INCOME TAXES	(3,103)	(26,396)	(2,297)	14,385	(11,205)
INCOME TAX PROVISION (BENEFIT)	14,308	22,279	—	(36,587)	—
NET INCOME (LOSS)	(11,205)	(48,675)	(2,297)	50,972	(11,205)
PREFERRED STOCK DIVIDEND	(38,877)	—	—	—	(38,877)
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	$ (50,082)	$ (48,675)	$(2,297)	$ 50,972	$ (50,082)

Statements of cash flows information for the year ended December 31, 2003 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES:					
Net income (loss)	$ (11,205)	$(48,675)	$(2,297)	$ 50,972	$ (11,205)
Adjustments to reconcile to net cash provided by operating activities:					
Depreciation and amortization	15,290	57,868	3,271	—	76,429
Loss on write-off of debt and preferred stock issuance costs	6,134	—	—	—	6,134
Adjustments of interest rate derivatives to fair market value	(2,225)	—	—	—	(2,225)
Non-cash preferred stock dividends	13,074	—	—	—	13,074
Tax adjustments	14,308	22,279	—	(36,587)	—
Loss on assets held for sale	—	42,244	—	—	42,244
Other	3,596	401	16	—	4,013
Change in other operating elements:					
Accounts receivable	(6,483)	(7,597)	(206)	—	(14,286)
Inventories	(889)	(704)	12	—	(1,581)
Other current assets	(1,249)	174	(1)	—	(1,076)
Accounts payable	4,428	248	2	—	4,678
Advance billings and customer deposits	(219)	729	(364)	—	146
Accrued preferred stock dividends	14,899	—	—	—	14,899
Accrued interest	12,188	—	—	—	12,188
Other accrued liabilities	1,578	(338)	(151)	—	1,089
Net cash provided by operating activities	63,225	66,629	282	14,385	144,521
INVESTING ACTIVITIES:					
Purchases of property and equipment	(17,496)	(33,625)	(2,583)	—	(53,704)
Proceeds from property exchange, net	121	503	—	—	624
Proceeds from sale of property and equipment	—	(7,200)	—	—	(7,200)
Other	(176)	2	—	—	(174)
Net cash used in investing activities	(17,551)	(40,320)	(2,583)	—	(60,454)
FINANCING ACTIVITIES:					
Change in parent company receivable and payable	32,135	(20,035)	2,285	(14,385)	—
Proceeds from issuance of common stock related to employee stock purchase plan and stock options	131	—	—	—	131
Proceeds from issuance of long-term debt under the credit agreement	120,000	—	—	—	120,000
Repayments of long-term debt under the credit agreement	(388,128)	(6,500)	—	—	(394,628)
Proceeds from issuance of 8¼% senior secured notes	325,000	—	—	—	325,000
Proceeds from issuance of variable rate notes Repayment of swaption	(34,184)	—	—	—	(34,184)
Proceeds from unwinding derivative hedge agreements	2,632	—	—	—	2,632
Payments of debt issuance costs	(13,374)	—	—	—	(13,374)
Other	(885)	—	—	—	(885)
Net cash provided by (used in) financing activities	43,327	(26,535)	2,285	(14,385)	4,692
NET (DECREASE) INCREASE IN CASH	89,001	(226)	(16)	—	88,759
CASH AND CASH EQUIVALENTS, at beginning of year	52,262	1,492	34	—	53,788
CASH AND CASH EQUIVALENTS, at end of year	$ 141,263	$ 1,266	$ 18	$ —	$ 142,547

Rural Cellular Corporation and Subsidiaries

Schedule II—Valuation and Qualifying Accounts

Allowance for Doubtful Accounts:

(in thousands)	Years Ended December 31, 2005	2004	2003
Balance, at beginning of year	$ 2,456	$ 3,333	$ 3,096
Additions charged to income	20,112	12,584	12,784
Write-offs	(19,001)	(13,461)	(12,547)
Balance, at end of year	$ 3,567	$ 2,456	$ 3,333

Included on the following pages are the financial statements for RCC Minnesota, Inc., a wholly-owned subsidiary of Rural Cellular Corporation. Rural Cellular Corporation is required to provide these financial statements under Regulation S-X Rule No. 3-16, "Financial Statements of Affiliates Whose Securities Collateralize an Issue Registered or Being Registered." The securities of RCC Minnesota, Inc. collateralize RCC's Senior Secured Floating Rate Notes due 2010 and 8¼% Senior Secured Notes due 2012.

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Rural Cellular Corporation Minnesota
Alexandria, Minnesota

We have audited the accompanying balance sheets of RCC Minnesota, Inc. ("RCCM"), a wholly owned subsidiary of Rural Cellular Corporation ("RCC"), as of December 31, 2005 and 2004, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of RCCM's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of RCCM at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared from the separate records maintained by Rural Cellular Corporation and may not necessarily be indicative of the conditions that would have existed or the results of operations if RCCM had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made to and from RCCM, as discussed in Note 2 to the financial statements.

Deloitte & Touche LLP
Minneapolis, Minnesota
March 10, 2006

RCC Minnesota, Inc.
(A Wholly-Owned Subsidiary of Rural Cellular Corporation)

Balance Sheets

(in thousands, except shares and per share data)	As of December 31, 2005	2004
Assets		
INTERCOMPANY RECEIVABLE	$ 11,460	$ —
LICENSES AND OTHER ASSETS:		
Licenses, net	445,098	445,098
Deferred tax asset	5,266	9,905
Total assets	$461,824	$455,003
Liabilities and Shareholders' Equity		
CURRENT LIABILITIES:		
Current portion of inter-company long-term debt	$ 49,000	$ —
Inter-company taxes payable	20,940	20,940
Total current liabilities	69,940	20,940
LONG-TERM LIABILITIES:		
Inter-company long-term debt	301,000	418,529
Total liabilities	370,940	439,469
SHAREHOLDERS' EQUITY:		
Common stock; $0.01 par value; 200,000 shares authorized; 1,000 issued and outstanding	—	—
Additional paid-in capital	68,530	1
Accumulated equity	22,354	15,533
Total shareholders' equity	90,884	15,534
	$461,824	$455,003

The accompanying notes are an integral part of these financial statements.

Financials

RCC Minnesota, Inc.
(A Wholly-Owned Subsidiary of Rural Cellular Corporation)

Statements of Operations

(in thousands)	2005	2004	2003
	Years Ended December 31,		
REVENUE:			
License management revenue	$49,797	$99,058	$108,349
Total revenue	49,797	99,058	108,349
OPERATING EXPENSES:			
Corporate management expense	2,939	3,775	3,714
Other operating	693	407	280
Impairment of assets	—	24,307	28,318
Total operating expenses	3,632	28,489	32,312
OPERATING INCOME	46,165	70,569	76,037
OTHER EXPENSE:			
Inter-company interest	34,705	37,942	34,206
INCOME BEFORE INCOME TAX PROVISION	11,460	32,627	41,831
INCOME TAX PROVISION	4,639	13,051	16,732
NET INCOME	$ 6,821	$19,576	$ 25,099

The accompanying notes are an integral part of these financial statements.

RCC Minnesota, Inc.
(A Wholly-Owned Subsidiary of Rural Cellular Corporation)

Statements of Shareholders' Equity (Deficit)

For the years ended December 31, 2005, 2004, and 2003

(in thousands)	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Shareholders' Equity (Deficit)
BALANCE, December 31, 2002	$ 1	$(29,142)	$(29,141)
Net income	—	25,099	25,099
BALANCE, December 31, 2003	1	(4,043)	(4,042)
Net income	—	19,576	19,576
BALANCE, December 31, 2004	1	15,533	15,534
Net income	—	6,821	6,821
Parent company capital contribution	68,529	—	68,529
BALANCE, December 31, 2005	$68,530	$ 22,354	$ 90,884

The accompanying notes are an integral part of these financial statements.

RCC Minnesota, Inc.
(A Wholly-Owned Subsidiary of Rural Cellular Corporation)

Statements of Cash Flows

(in thousands)	Years Ended December 31, 2005	2004	2003
OPERATING ACTIVITIES:			
Net income	$ 6,821	$ 19,576	$ 25,099
Adjustments to reconcile to net cash provided by operating activities:			
Impairment of assets	—	24,307	28,318
Income taxes	4,639	13,051	16,732
Net cash provided by operating activities	11,460	56,934	70,149
INVESTING ACTIVITIES:			
Assignment of licenses from wholly-owned subsidiaries of RCC	—	(98,804)	—
Acquisition of licenses	—	(14,526)	(7,200)
Disposition of licenses	—	34,175	—
Net cash used in investing activities	—	(79,155)	(7,200)
FINANCING ACTIVITIES:			
Net change in inter-company (receivable)/long-term debt	(11,460)	22,221	(62,949)
Net cash provided by (used in) financing activities	(11,460)	22,221	(62,949)
NET CHANGE IN CASH	—	—	—
CASH AND CASH EQUIVALENTS, at beginning of year	—	—	—
CASH AND CASH EQUIVALENTS, at end of year	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

Background and Basis of Presentation:

RCC Licenses, Inc., a wholly-owned subsidiary of Rural Cellular Corporation ("RCC"), was incorporated in 1997. In July 1998, RCC Licenses, Inc. changed its name to RCC Minnesota, Inc. ("RCCM"). RCCM's operations are subject to the applicable rules and regulations of the Federal Communications Commission ("FCC"). Since inception, this subsidiary has not engaged in any business activity other than acquiring and holding FCC licenses and conducting business activities incidental to holding and acquiring FCC licenses.

The financial statements of RCCM are presented to comply with the requirement under Rule 3-16 of Regulation S-X of the Securities and Exchange Commission to provide financial statements of affiliates whose securities collateralize registered securities if certain significance tests are met.

History of RCC Minnesota, Inc.

1) The following reflects the history of RCC Licenses, Inc. founded in 1997 and renamed RCC Minnesota, Inc. in 1998:

- October 1997, RCC assigned its cellular licenses in its Midwest territory to RCC Licenses, Inc.
- July 1998, RCC Licenses, Inc. changed its name to RCC Minnesota, Inc.
- December 2000, RGI Group, Inc., Western Maine Cellular, Inc., RCC Holdings, Inc., and MRCC, Inc., wholly-owned subsidiaries of RCC, assigned certain licenses to RCCM. Management agreements between RCCM and RCC operating subsidiaries commenced on December 1, 2000.
- January 2001, Star Cellular, a wholly-owned subsidiary of RCC, was acquired by RCC and assigned certain licenses to RCCM.
- February 2001, RCCM entered into an agreement to sell its 10MHz PCS licenses in its Northwest territory.
- October 2003, RCCM acquired 1900 MHz spectrum from AT&T Wireless Services, Inc. ("AWE") and one of its affiliates.
- March 2004, RCCM exchanged certain wireless properties with AWE. Under the agreement, RCCM sold to AWE its Oregon RSA 4 license. RCCM received from AWE licenses in Alabama and Mississippi. In addition, RCCM received from AWE unbuilt PCS licenses covering portions of RCC's South, Midwest, and Northwest territories.
- May 2004, RCC Holdings, a wholly-owned subsidiary of RCC, assigned licenses in its Alabama and Mississippi markets to RCCM.
- November 2004, RCCM acquired additional 1900 MHz PCS licenses, which cover selected areas in its Midwest and Northwest territories.

Principles of Presentation

The financial statements include all of the accounts of RCC Minnesota, Inc., a wholly-owned, license-only subsidiary of Rural Cellular Corporation.

The financial information included herein may not necessarily be indicative of the financial position, results of operations or cash flows of RCCM in the future or what the financial position, results of operations or cash flows would have been if RCCM had been a separate, independent company during the periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Ultimate results could differ from those estimates.

2) Summary of Significant Accounting Policies:

Revenue Recognition—License management revenue

RCCM recognizes inter-company management revenue based upon agreements with RCC's other operating subsidiaries, which have assigned all or a portion of their licenses to RCCM. This allocation is based on 85% of the respective subsidiary's operating income (excluding impairment charges) relating to such assigned licenses.

Effective January 1, 2005, RCCM entered into new agreements with RCC's other operating subsidiaries to amend the method used by RCCM to charge license management fees. Pursuant to the new agreements, RCCM charges each of the other operating subsidiaries a fixed monthly amount for the use of the licenses based on a detailed transfer pricing analysis conducted by RCC.

Expense Recognition

Corporate management expense. RCCM recognizes an inter-company corporate management charge in accordance with an agreement with RCC's other operating subsidiaries reflecting a proportionate share of RCC's operating expenses. The allocation to RCCM is based on relative revenues.

Other operating expenses. RCCM recognizes other operating expenses, including costs directly related to legal and FCC license renewal fees.

Interest expense. In the year ended December 31, 2005 and 2004, RCCM recognized inter-company interest expense using a rate equal to the weighted average rate of RCC's total external debt, including preferred securities.

Income Tax Provision

The income and expenses of RCCM are included in the consolidated federal income tax return of Rural Cellular Corporation and Subsidiaries. Any tax benefit or provision generated by RCCM from such Inclusion in Rural Cellular Corporation and Subsidiaries consolidated federal income tax return is accounted for in taxes payable and deferred tax accounts. For financial reporting purposes, the income tax provision or benefit of RCCM has been computed as if it had filed separate federal and state income tax returns.

RCCM uses the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change.

Licenses

RCCM holds licenses either granted to it by the FCC, received through acquisition, or assigned to it from Rural Cellular Corporation's other subsidiaries. The valuation of RCCM's licenses reflects their original acquisition cost adjusted by subsequent impairment adjustments as determined by the application of Statement of Financial Accounting Standards ("SFAS") No. 141, *"Business Combinations,"* and SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS No. 142").

The changes in carrying amount of licenses are as follows (in thousands):

	Years Ended December 31,	
	2005	2004
Beginning of year	**$445,098**	$356,075
Acquisitions	**—**	14,526
Impairment of assets	**—**	(24,307)
License held for sale	**—**	—
Assigned from RCC wholly-owned subsidiary	**—**	98,804
End of year	**$445,098**	$445,098

RCCM is a wholly-owned subsidiary of RCC and applies SFAS No. 142 in evaluating license impairment. Impairment tests for indefinite-lived intangible assets, consisting of FCC licenses, are required to be performed on an annual basis or on an interim basis if an event occurs or circumstances change that would indicate the asset might be impaired. In accordance with Emerging Issues Task Force ("EITF") No. 02-7, *Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets*, impairment tests for FCC licenses are performed on an aggregate basis by unit of accounting. RCCM utilizes a fair value approach, incorporating discounted cash flows, to complete the test. This approach determines the fair value of the FCC licenses, using start-up model assumptions and, accordingly, incorporates cash flow assumptions regarding the investment in a network, the development of distribution channels, and other inputs for making the business operational. These inputs are included in determining free cash flows of the unit of accounting, using assumptions of weighted average costs of capital and the long-term rate of growth for the unit of accounting. RCCM believes that its estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If any of the assumptions were to change, RCCM's FCC licenses may become impaired.

RCC as a consolidated entity also tests for impairment as required under SFAS No. 142. This is done at the lowest reporting level for which identifiable cash flows exist. Under this guidance RCC has identified four separate units of accounting in 2005, however due to a reorganization going forward, the Company expects to have one unit of accounting. The testing required by SFAS No. 142 at the RCC level resulted in no license impairments in 2005 and 2003 and a $24.3 million impairment in 2004.

In connection with the property exchange with AWE, RCCM recorded a $28.3 million non-cash impairment charge on assets held for sale in the third quarter of 2003.

Inter-company receivable:

RCC funds RCCM through an inter-company account. The receivable balance as of December 31, 2005 was $11.5 million. The balance adjusts as RCCM earns revenue and recognizes expense or as licenses are acquired or sold. This account is settled with the parent company on a periodic basis.

Inter-company long term debt:

RCCM has a $350 million long-term inter-company note with the parent company which matures on March 15, 2011. As of December 31, 2005, the current portion of the note is $49.0 million and the long-term portion is $301.0 million. The note bears an interest rate which is equal to the weighted average cost of indebtedness of the parent company and is adjusted annually. At December 31, 2005, the weighted average cost of indebtedness was 9.78%. The note requires annual payments of $24.6 million.

During 2005, the parent company made a capital contribution of $68.5 million to RCCM, which was used by RCCM to reduce inter-company debt. The parent company anticipates it will continue to fund the operations of RCCM as needed.

3) Income Taxes:

RCCM's reconciliation of income tax computed at the U.S. federal statutory rate to income tax benefit recorded in the consolidated financial statements was as follows:

	Year Ended December 31,		
	2005	2004	2003
Tax at statutory rate	**35.0%**	35.0%	35.0%
State taxes	**5.0**	5.0	5.0
	40.0%	40.0%	40.0%

The components of the Company's income tax provision consists of the following:

(in thousands)	Years Ended December 31, 2005	2004	2003
Current			
Federal	$ —	$ 1,919	$13,703
State	—	281	1,958
	—	2,200	15,661
Deferred			
Federal	4,059	9,495	986
State	580	1,356	85
	4,639	10,851	1,071
Total	$4,639	$13,051	$16,732

The income tax effect of the items that create deferred income tax assets are as follows:

(in thousands)	As of December 31, 2005	2004
Deferred income tax assets:		
Operating loss carryforwards	$14,304	$ —
Temporary differences:		
Intangible assets	—	9,905
Total deferred income tax assets	14,304	—
Deferred income tax liabilities:		
Intangible assets	(9,038)	—
Net deferred income tax asset	$ 5,266	$9,905

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

EXHIBIT INDEX

Exhibit No.	Document	
3.1(a)	Articles of Incorporation	[1]
3.1(b)	Amendment to Articles of Incorporation effective March 24, 2000	[1]
3.2(a)	Amended and Restated Bylaws	[1]
3.2(b)	Amendment to Amended and Restated Bylaws effective March 22, 2000	[1]
4.1(a)	Indenture dated March 25, 2004, between Rural Cellular Corporation, as Issuer, and U.S. Bank National Association, as trustee, with respect to the senior secured notes, including the forms of Senior Secured Notes.	[2]
4.1(b)	Collateral Agreement dated as of March 25, 2004, made by Rural Cellular Corporation and each of its subsidiaries that are signatories in favor of U.S. Bank National Association, as Collateral Trustee.	[2]
4.2	Indenture dated August 1, 2003 between Rural Cellular Corporation, as Issuer, and U.S. Bank National Association, as Trustee, with respect to the 9⅞% Senior Notes Due 2010, including the form of 9⅞% Senior Notes Due 2010	[3]
4.3	Indenture dated January 16, 2002 between Rural Cellular Corporation, as Issuer, and Wells Fargo Bank, N.A., as Trustee, with respect to the 9¾% Senior Subordinated Notes Due 2010, including form of 9¾% Senior Subordinated Notes Due 2010	[4]
4.4	Indenture dated November 7, 2005 between Rural Cellular Corporation, as Issuer, and Wells Fargo Bank National Association, as Trustee, with respect to the Senior Subordinated Floating Rate Notes Due 2012, including form of Senior Subordinated Notes Due 2012	***
4.5	Certificate of Designation of 11⅜% Senior Exchangeable Preferred Stock	[5]
4.6	Certificate of Designation of 12¼% Junior Exchangeable Preferred Stock	[1]
4.7(a)	Class A Share Rights Agreement dated April 30, 1999	[6]
4.7(b)	Amendment to the Class A Share Rights Agreement dated March 31, 2000	[7]
4.8(a)	Registration Rights Agreement dated March 31, 2000 by and between Rural Cellular Corporation and Telephone and Data Systems, Inc.	[8]
4.8(b)	Certificate of Designation of Voting Power, Preferences and Relative Participating, Optional and Other Special Rights, Qualifications and Restrictions of Class T Convertible Preferred Stock of Rural Cellular Corporation	[8]
4.9(a)	Preferred Stock Purchase Agreement dated April 3, 2000 among Rural Cellular Corporation, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P., Special Advisors Fund I, LLC, Boston Ventures Limited Partnership V and Toronto Dominion Investment, Inc. (collectively "Class M Investors")	[8]
4.9(b)	Certificate of Designation of Voting Power, Preferences and Relative Participating, Optional and Other Special Rights, Qualifications and Restrictions of Class M Redeemable Voting Convertible Preferred Stock of Rural Cellular Corporation	[8]
4.9(c)	Registration Rights Agreement dated April 3, 2000 among Rural Cellular Corporation and Class M Investors	[8]
10.1(a)	Credit facility dated as of March 25, 2004 among Rural Cellular Corporation, Lehman Commercial Paper, Inc., as Administrative Agent, and Bank of America, N.A., as Documentation Agent.	[2]
10.1(b)	Guarantee and Collateral Agreement dated as of March 25, 2004 among Rural Cellular Corporation, Lehman Commercial Paper Inc., as Administrative Agent, and Bank of America, N.A., as Documentation Agent.	[2]
10.1(c)	Intercreditor Agreement, dated as of March 25, 2004, among Lehman Commercial Paper Inc., as Senior Agent and Account Agent, U.S. Bank National Association, as Indenture Trustee and Collateral Trustee, Rural Cellular Corporation, a Minnesota corporation, and the Guarantors.	[2]
*10.2	1995 Stock Compensation Plan, as amended to date	[9]
*10.2(a)	Form of Restricted Stock Award Agreement pursuant to 1995 Stock Compensation Plan.	[2]
*10.3	Stock Option Plan for Nonemployee Directors, as amended to date	[10]
*10.4(a)	Employment Agreement with Richard P. Ekstrand effective January 22, 1999	[11]
*10.4(b)	Amendment to Employment Agreement with Richard P. Ekstrand effective January 1, 2001	[12]
*10.4(c)	Second Amendment to Employment Agreement with Richard P. Ekstrand effective July 24, 2001	[13]
*10.4(d)	Third Amendment to Employment Agreement with Richard P. Ekstrand effective August 23, 2001	[13]
*10.4(e)	Fourth Amendment to Employment with Richard P. Ekstrand effective February 27, 2003	[19]
*10.4(f)	Fifth Amendment to Employment with Richard P. Ekstrand effective February 17, 2005	[20]
*10.5(a)	Employment Agreement with Wesley E. Schultz effective January 22, 1999	[11]
*10.5(b)	Amendment to Employment Agreement with Wesley E. Schultz effective January 1, 2001	[12]
*10.5(c)	Second Amendment to Employment Agreement with Wesley E. Schultz effective July 24, 2001	[13]
*10.5(d)	Third Amendment to Employment Agreement with Wesley E. Schultz effective August 23, 2001	[13]
*10.5(e)	Fourth Amendment to Employment Agreement with Wesley E. Schultz effective February 17, 2005	[20]
*10.6(a)	Employment Agreement with Ann K. Newhall effective February 6, 1999	[14]

Exhibit No.	Document	
*10.6(b)	Amendment to Employment Agreement with Ann K. Newhall effective January 1, 2001	[12
*10.6(c)	Second Amendment to Employment Agreement with Ann K. Newhall effective July 24, 2001	[13
*10.6(d)	Third Amendment to Employment Agreement with Ann K. Newhall effective August 23, 2001	[13
*10.6(e)	Fourth Amendment to Employment Agreement with Ann K. Newhall effective February 17, 2005	[20
*10.7(a)	Change of Control Agreement with David Del Zoppo effective January 2, 2001	[12
*10.7(b)	Amendment to Change of Control Agreement with David Del Zoppo effective July 24, 2001	[13
*10.8(a)	Key Employee Deferred Compensation Plan	[15
*10.8(b)	Amendment to Key Employee Deferred Compensation Plan	[16
*10.8(c)	Second Amendment to Key Employee Deferred Compensation Plan	***
*10.9	Key Employee Deferred Compensation Plan II	***
*10.10	Management Incentive Plan	[17
**10.11(a)	Master Purchase Agreement dated March 14, 2002 by and between Rural Cellular Corporation and Ericsson Inc.	[18
**10.11(b)	Addendum dated August 4, 2003 to Master Purchase Agreement	[18
**10.12(a)	Intercarrier Multi-Standard Roaming and Colocation Agreement by and between Cingular Wireless LLC and Rural Cellular Corporation effective June 6, 2003 ("Roaming Agreement")	[19
**10.12(b)	Amendment No. 1 to Roaming Agreement	[19
**10.13	Billing Services and License Agreement between VeriSign, Inc and Rural Cellular Corporation.	[21
21	Subsidiaries of Registrant	***
23.1	*Consent of Deloitte & Touche LLP regarding financial statements of Rural Cellular Corporation*	***
23.2	Consent of Deloitte & Touche LLP regarding financial statements of RCC Minnesota, Inc.	***
31.1	Section 302 Certification Sarbanes-Oxley Act of 2002	***
31.2	Section 302 Certification Sarbanes-Oxley Act of 2002	***
32.1	Certification of principal executive officer and principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act	***

[1] Filed as an exhibit to Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

[2] Filed as an exhibit to Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.

[3] Filed with Report on Form 10-Q for quarter ended June 30, 2003, and incorporated herein by reference

[4] Filed as an Exhibit to Report on Form 10-K for year ended December 31, 2001, and incorporated herein by reference

[5] Filed as an exhibit to Registration Statement on Form S-4 (SEC No. 333-57677), filed June 25, 1998, and incorporated herein by reference.

[6] Filed as an exhibit to Registration Statement on Form 8-A filed May 19, 1999 and incorporated herein by reference.

[7] Filed as an exhibit to Registration Statement on Form 8-A/A-1 filed April 18, 2000 and incorporated herein by reference.

[8] Filed as an exhibit to Report on Form 8-K dated April 1, 2000 and incorporated herein by reference.

[9] Filed with definitive Proxy Statement for 2000 Annual Meeting on April 7, 2000 and incorporated herein by reference.

[10] Filed with definitive Proxy Statement for 2002 Annual Meeting on April 8, 2002 and incorporated herein by reference.

[11] Filed as an exhibit to Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.

[12] Filed as an exhibit to Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

[13] Filed as an exhibit to Report on Form 10-Q/A for the quarter ended September 30, 2001, and incorporated herein by reference.

[14] Filed as an exhibit to Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.

[15] Filed as an exhibit to Report on Form 10-Q/A for the quarter ended June 30, 2001, and incorporated herein by reference.

[16] Filed as an exhibit to Report on Form 10-K for year ended December 31, 2002, and incorporated herein by reference

[17] Filed with definitive Proxy Statement for 2001 Annual Meeting on April 9, 2001, and incorporated herein by reference.

[18] Filed as an exhibit to Report on Form 10-K/A for the year ended December 31, 2003, and incorporated herein by reference.

[19] Filed as an exhibit to Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.

[20] Filed as an exhibit to Report on Form 10-Q for the quarter ended March 31, 2005, and incorporated herein by reference.

[21] Filed as an exhibit to Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.

* Management contract or compensation plan or arrangement required to be filed as an exhibit to this Form.

** Portions of this exhibit have been omitted and filed separately with the Secretary of the Securities and Exchange Commission pursuant to Registrant's request for confidential treatment of such information under Rule 24b-2 of the Securities Exchange Act of 1934.

*** Filed herewith.



RURAL CELLULAR CORPORATION

3905 Dakota Street S.W.
Alexandria, Minnesota 56308

April 20, 2006

Dear Shareholder:

On behalf of the Board of Directors and management of Rural Cellular Corporation, it is my pleasure to invite you to the annual meeting of shareholders.

The annual meeting will be held on Thursday, May 25, 2006, at the Holiday Inn of Alexandria, 5637 Hwy 29 South, Alexandria, Minnesota, at 10:00 a.m., Minnesota time. At the meeting, we will vote on the matters described in the attached proxy statement and notice of annual meeting of shareholders.

I urge you to read the enclosed Notice of Annual Meeting and Proxy Statement so that you may be informed about the business to come before the meeting. It is also important that you complete and sign the enclosed proxy. RCC is your company, and I strongly urge you to exercise your right to vote. Included with the Proxy Statement is Rural Cellular Corporation's Annual Report for fiscal year 2005.

Please mark, sign and return your proxy(ies) promptly in the enclosed envelope, which requires no postage if mailed in the United States. You may also cast your vote electronically via the Internet by following the detailed instructions on the proxy card. Please return your proxy or cast your vote electronically even if you plan to attend the meeting.

On behalf of the Board of Directors and management, I thank you for your participation by voting and for your continued support of and interest in Rural Cellular Corporation.

We hope that you will be able to attend the meeting and look forward to seeing you there.

Sincerely,

Richard P. Ekstrand
President and Chief Executive Officer

Notice of Annual Meeting of Shareholders

May 25, 2006

Please take notice that the annual meeting of the shareholders of Rural Cellular Corporation, a Minnesota corporation, will be held at the Holiday Inn of Alexandria, 5637 Hwy 29 South, Alexandria, Minnesota, at 10:00 a.m., Minnesota time. At the meeting, holders of RCC's common stock will consider and vote upon the following matters:

- the election of two Class III directors, each for a three-year term expiring in 2009;
- the ratification of Deloitte & Touche LLP as our independent auditors; and
- the approval of a new incentive plan.

In addition, the Class M preferred shareholders and the Senior Preferred Shareholders, each voting separately as a group, will each elect two directors for terms expiring in 2007.

The Board of Directors of RCC has fixed the close of business on March 27, 2006, as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting. The transfer books of RCC will not be closed.

You are urged to complete, date, sign, and return the accompanying proxy card in the enclosed, self-addressed envelope or to vote electronically via the Internet as described on the proxy card. In addition, please attend the annual meeting if you can do so.

By Order of the Board of Directors

Ann K. Newhall
Secretary
Dated: April 20, 2006

This page left blank intentionally.

RURAL CELLULAR CORPORATION

3905 Dakota Street S.W.
Alexandria, Minnesota 56308

·ROXY STATEMENT OR ANNUAL MEETING OF SHAREHOLDERS

May 25, 2006

Solicitation and Revocation of Proxies

Ihe accompanying proxy is solicited by the board of directors of Rural Cellular Corporation in connection with the annual meeting of its shareholders, which will be held on May 25, 2006, and any adjournments thereof. Unless the context otherwise requires, all references to the "Company," "we," "us," and "RCC" refer to Rural Cellular Corporation and its subsidiaries.

RECORD DATE

You may vote if you were a shareholder of record on March 27, 2006.

HOW TO VOTE

By signing and returning the enclosed proxy card or voting electronically via the Internet, you will be giving your proxy to our Board of Directors and authorizing them to vote your shares.

HOW YOUR PROXY WILL BE VOTED

Your shares will be voted in accordance with your instructions. If you do not give any voting instructions, your proxy, subject to the following, will be voted FOR the election of the directors nominated by the Board, FOR the ratification of Deloitte & Touche LLP as our independent auditors, and FOR the approval of the 2006 Omnibus Incentive Plan.

HOW TO REVOKE YOUR PROXY

You have the power to revoke your grant of proxy at any time prior to the convening of the annual meeting. Revocation must be in writing, signed in exactly the same manner as the proxy, and dated. Revocations of proxy will be honored if received at our offices, addressed to Ann K. Newhall, Secretary, on or before May 24, 2006. In addition, on the day of the meeting, prior to the convening thereof, revocations may be delivered to the tellers, who will be present at the meeting. Revocation may also be effected by delivery of an executed, later dated proxy prior to the convening of the annual meeting. Unless revoked, all properly executed or electronically submitted proxies received in time will be voted.

ABSTENTIONS

If you abstain from voting as to any matter, then your shares will be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall not be deemed to have been voted in favor of such matter. Abstentions, therefore, as to any proposal will have the same effect as votes against such proposal.

BROKER NON-VOTES

If a broker turns in a "non-vote" proxy, indicating a lack of voting instruction by the beneficial holder of the shares and lack of discretionary authority on the part of the broker to vote on a particular matter, then the shares covered by such non-vote proxy shall be deemed present at the meeting for purposes of determining a quorum but shall not be deemed to be represented at the meeting for purposes of calculating the vote required for approval of such matter.

COSTS OF SOLICITATION

We will pay for costs of soliciting proxies, including the costs of preparing and mailing the notice of annual meeting of shareholders and this proxy statement. Solicitation will be primarily by mailing this proxy statement to all shareholders entitled to vote at the meeting. Proxies may be solicited by our officers or other employees, who will receive no special compensation for their services. We may reimburse brokers, banks, and others holding shares in their names for others for the costs of forwarding proxy material to, and obtaining proxies from, beneficial owners.

Copies of this proxy statement and proxies will first be mailed to shareholders on or about April 20, 2006.

Voting Rights

Only shareholders of record at the close of business on March 27, 2006 are entitled to notice of and to vote at the annual meeting or any adjournment thereof. As of that date, there were issued and outstanding 13,808,549 shares of Class A Common Stock, 427,334 shares of Class B Common Stock, and 110,000 shares of Class M Convertible Preferred Stock. Each holder of record of Class A Common Stock is entitled to one vote for each share registered in his or her name as of the record date, and each holder of record of Class B Common Stock is entitled to ten votes for each share registered in his or her name as of the record date. In addition, the holders of the Class M Convertible Preferred Stock are permitted to vote with the holders of the common stock on an as-converted basis. As of March 27, 2006, these holders are entitled to a total of 2,181,239 votes at the annual meeting. No shareholder will have appraisal rights or similar dissenter's rights as a result of any matters expected to be voted on at the meeting. The presence in person or by proxy of holders of a majority of the voting power represented by the outstanding shares of the Class A and Class B Common Stock, in the aggregate, entitled to vote at the annual meeting will constitute a quorum for the transaction of business.

The following table shows certain information relating to outstanding shares and voting rights as of the record date:

Class of Stock	Shares Outstanding	Votes Per Share	Votes Per Class
Class A Common Stock	13,808,549	1	13,808,549
Class B Common Stock	427,334	10	4,273,340
Class M Convertible Preferred Stock[1]	2,181,239	1	2,181,239
Total	16,417,122		20,263,128

(1) Reflects voting rights on an as-converted basis

Board Recommendations

Our board of directors recommends that you vote FOR the election of directors nominated by the Board, FOR the ratification of Deloitte & Touche LLP as independent auditors, and FOR approval of the 2006 Omnibus Incentive Plan.

Directors are elected by plurality of the votes cast, in person or by proxy, at the annual meeting, which means that the two nominees for Class III directors receiving the highest number of votes will be elected. Because there are only two Class III nominees, each will be elected if he receives any number of votes. If you do not wish to have your shares voted for a particular nominee, you may withhold authority as indicated on the proxy card. For all other matters, approval requires the affirmative vote by holders of at least a majority of the voting power of the shares voting on such matter.

Ownership of Voting Securities

Common Stock. The following table sets forth information provided to us by the holders, or contained in our stock ownership records, regarding beneficial ownership of our common stock as of March 27, 2006 (except as otherwise noted) by:

- each person known by us to be the beneficial owner of more than 5% of any class of our outstanding common stock;
- each Named Executive Officer (as defined in the rules of the Securities and Exchange Commission);
- each director and nominee as a director; and
- all directors and executive officers as a group.

Unless otherwise indicated, each person has sole voting and investment power with respect to the shares listed. A "currently exercisable" option is an option exercisable as of, or becoming exercisable within 60 days following, the record date.

Name and Address of Beneficial Owner	Class A		Class B		Percentage of Combined Voting Power
	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class	
Kevin Douglas (1) 1101 Fifth Avenue, Suite 360 San Rafael, CA 94901	1,919,000	13.9%	—	—	9.5%
Madison Dearborn Partners (2) Three First Plaza, Suite 330 Chicago, IL 60602	1,122,119	7.5	—	—	5.5
Knickerbocker Partners LLC (3) 708 3rd Avenue, 6th Floor New York, NY 10017	1,033,761	7.5	—	—	5.1
Philippe Laffont (4) 126 East 56th Street New York, NY 10022	778,305	5.6	—	—	3.8
Boston Ventures Management, Inc. (5) One Federal Street 23rd Floor Boston, MA 02110	758,580	5.2	—	—	3.7
Telephone and Data Systems, Inc. (6) 30 North LaSalle Street Chicago, IL 60602	586,799	4.2	132,597	31.0%	9.4
Arvig Enterprises, Inc. 160 2nd Ave. S.W. Perham, MN 56573	—	—	121,664	28.5	6.0
Garden Valley Telephone Co. 201 Ross Avenue Erskine, MN 56535	85,418	*	45,035	10.5	2.6
North Holdings, Inc. P.O. Box 211 Lowry, MN 56349	97,276	*	32,708	7.7	2.1
Rothsay Telephone Co. 137 1st Street NW Rothsay, MN 56579	—	—	28,607	6.7	1.4
Gardonville Coop P. O. Box 187 Brandon, MN 56315	—	—	26,200	6.1	1.3
Richard P. Ekstrand (7)	504,830	3.6	32,708	7.7	4.0
Anthony J. Bolland (5)	758,580	5.2	—	—	3.7

Name and Address of Beneficial Owner	Class A		Class B		Percentage of Combined Voting Power
	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class	
James V. Continenza (8)	5,250	*	—	—	*
Paul J. Finnegan (2)	1,122,119	7.5%	—	—	5.5%
Jacques Leduc (8)	5,250	*	—	—	*
Ann K. Newhall (9)	286,047	2.0	—	—	1.4
George M. Revering (10)	125,350	*	—	—	*
Wesley E. Schultz (11)	257,660	1.8	—	—	1.3
Don C. Swenson (10)	31,500	*	—	—	*
George W. Wikstrom (12)	59,723	*	—	—	*
David J. Del Zoppo (13)	57,344	*	—	—	*
All directors and executive officers as a group (11 persons) (14)	3,213,653	19.3	32,708	7.7	16.6

* Denotes less than 1%.

(1) Based on Schedule 13G/A dated February 13, 2006, filed jointly on behalf of Kevin Douglas, Michelle Douglas, the Douglas Family Trust, the James Douglas and Jean Douglas Irrevocable Descendants' Trust, the Estate of Cynthia Douglas, and James E. Douglas III.

(2) Based on Schedule 13D dated April 13, 2000 (the "April 2000 13D") filed jointly by Boston Ventures Company V, L.L.C., Boston Ventures Limited Partnership V, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Partners III, L.P., Madison Dearborn Partners, LLC, Madison Dearborn Special Equity III, L.P., Special Advisors Fund I, LLC, The Toronto-Dominion Bank, Toronto Dominion Holdings (U.S.A.), Inc. and Toronto Dominion Investments, Inc. Reflects 1,090,619 shares of Class A common stock into which the 55,000 shares of Class M convertible preferred stock held by certain affiliates of Madison Dearborn Partners, LLC may be converted. The shares of Class M preferred stock may vote on all matters submitted for a vote of the holders of the common stock on an as-converted basis. Also includes 31,500 shares of Class A common stock that may be issued upon exercise of currently exercisable options. Paul J. Finnegan is a Managing Director of Madison Dearborn Partners, Inc., an affiliate of Madison Dearborn Partners, LLC.

(3) Based on Schedule 13G/A dated February 14, 2006, filed jointly by Marc Buchheit and Knickerbocker Partners LLC.

(4) Based on Schedule 13G/A dated February 14, 2006.

(5) Based on the April 2000 13D. Reflects 727,080 shares of Class A common stock into which 36,667 shares of Class M convertible preferred stock owned by Boston Ventures Limited Partnership V may be converted. The shares of Class M preferred stock may vote on all matters submitted for a vote of the holders of the common stock on an as-converted basis. Also includes 31,500 shares of Class A common stock that may be issued upon exercise of currently exercisable options. Anthony J. Bolland is a general partner of Boston Ventures Management, Inc., an affiliate of Boston Ventures Limited Partnership V.

(6) Based on Schedule 13G/A dated February 14, 2006, filed jointly by Telephone and Data Systems, Inc., Arvig Telephone Company, Mid-State Telephone Company, United States Cellular Corporation, United States Cellular Investment Company, TDS Telecommunications Corporation, USCCI Corporation, TDSI Telecommunications Corporation, and The Trustees of the TDS Voting Trust.

(7) Includes 97,276 shares of Class A common stock and 32,708 shares of Class B common stock owned by North Holdings, Inc., of which Mr. Ekstrand is the sole shareholder and president, and 500 shares of Class A common stock held by or on behalf of one of Mr. Ekstrand's children. Also includes 332,943 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(8) Includes 5,250 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(9) Includes 245,485 shares of Class A common stock that may be purchased upon exercise of currently exercisable options. Also includes 5,000 shares of Class A common stock held by Ms. Newhall's spouse and 1,000 shares of Class A common stock held in an IRA account.

(10) Includes 31,500 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(11) Includes 201,985 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(12) Includes 28,233 shares of Class A common stock owned by Wikstrom Telephone Company, Inc., of which Mr. Wikstrom is a shareholder and Vice President. Mr. Wikstrom disclaims beneficial ownership of these shares. Also includes 31,500 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(13) Includes 48,614 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(14) Includes 1,817,699 shares of Class A common stock into which 91,667 shares of Class M convertible preferred stock may be converted and 997,027 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

Senior Exchangeable Preferred Stock. Because we have failed to pay the dividends on our 11⅜% Senior Exchangeable Preferred Stock ("Senior Preferred") for six quarters, the holders of such shares have the right to elect two members of our board of directors. These directors would be in addition to the directors elected by the holders of the common stock and the Class M preferred stock. Based upon information available to us, we are aware of the following holders (other than custodians) of more than five percent of the shares of Senior Preferred stock currently outstanding.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
Iridian Asset Management, LLC 276 Post Road West Westport, CT 06880	10,000	6.9%
OppenheimerFunds, Inc. 225 Liberty St 2 World Financial Center New York, NY 10281	8,187	5.7
Fairfield Greenwich Advisors, LLC 919 Third Avenue New York, NY 10022	7,599	5.3
Deutsche Bank AG Taunusanlage 12 Frankfurt, Germany 60325	7,523	5.2

Item No. 1 Election of Directors

Rural Cellular's Articles of Incorporation provide that directors are divided into three classes, with each class serving a three-year term and approximately one-third of the Board of Directors to be elected each year. The two directors in Class III whose terms are expiring, Richard P. Ekstrand and George W. Wikstrom, have been nominated by the Board of Directors for reelection.

Anthony J. Bolland and Paul J. Finnegan were selected to serve as directors for a term expiring at the 2005 annual meeting by the holders of the Class M convertible preferred stock, who have the right, voting separately as a class, to elect two directors. Accordingly, concurrently with the annual meeting, the Class M holders are expected to reelect Messrs. Bolland and Finnegan to the Board of Directors. In accordance with our Articles of Incorporation and Bylaws, these individuals will not be designated to serve in any of the three classes, but will be elected as provided for under the terms of the issuance of the Class M convertible preferred stock.

The holders of the Common Stock are being asked to vote for Richard P. Ekstrand and George W. Wikstrom as Class III directors, to terms expiring in 2009. In each case, the individual will be elected to hold office until the expiration of the term and until a successor has been elected and qualified or until his death, resignation, or removal, if earlier.

Election of directors is determined by a plurality vote of the combined voting power of all shares of Common Stock present in person or by proxy and voting at the Annual Meeting. If any nominee is not a candidate for election at the meeting, the Proxies may vote for such other person as they, in their discretion, may determine.

Our Board of Directors recommends that the above nominees be elected. Unless instructed not to vote for the election of the nominees, the Proxies will vote to elect the nominees above named.

Certain information regarding the nominees and the continuing directors of RCC is set forth below:

Nominees for Election as Class III Directors (terms expiring in 2009)

Richard P. Ekstrand, 56, has served as our President, Chief Executive Officer, and a director since 1990. He currently serves on the board of directors and executive committee of the Cellular Telecommunications and Internet Association (CTIA) and the Wireless Foundation. Mr. Ekstrand previously served as Chairman of the Board of Directors of both CTIA and the Wireless Foundation. He also was a founding director of the Rural Cellular Association and served as a director until 2000. In addition, he is past President of the Minnesota Telephone Association, the Association of Minnesota Telephone Utilities, and the Minnesota Telecommunications Association. Mr. Ekstrand is the sole shareholder, president, and a director of North Holdings, Inc. (formerly Lowry Telephone Co., Inc.), which is a shareholder of Rural Cellular. From 1980 through 2000, Mr. Ekstrand had served as vice president and a director of Lowry Telephone Co., Inc. North Holdings, Inc. is a member of Lowry Telephone Company, LLC, of which Mr. Ekstrand is the treasurer and a member of the board of governors. He also serves on the board of directors of the Minnesota Zoo Foundation.

George W. Wikstrom, 68, has been a director since 1990 and was Vice President from 1991 until 2000. Mr. Wikstrom has been Vice President of Wikstrom Telephone Company, Incorporated, a local exchange telephone company and a shareholder of Rural Cellular, for more than ten years. He has been the Commissioner of the Northwest Regional Development Commission since 1979 and has served as a director of the Minnesota Association of Rural Telecommunications.

Continuing Class I Director (term expiring in 2007)

Wesley E. Schultz, 49, has served as Executive Vice President and Chief Financial Officer since 2000 and as a director since 1999. He joined us in 1996 as Vice President of Finance and Chief Financial Officer. In 1999, he was appointed Senior Vice President and Chief Financial Officer and Assistant Secretary. Mr. Schultz is a certified public accountant and served for three years as an auditor with Deloitte and Touche LLP.

Continuing Class II Directors (terms expiring in 2008)

Ann K. Newhall, 55, has served as Executive Vice President, Chief Operating Officer, and Secretary since 2000 and as a director since 1999. She joined us as Senior Vice President and General Counsel in 1999. Prior to joining us, Ms. Newhall was a shareholder attorney with Moss & Barnett, A Professional Association, most recently serving as President and a director of the firm. Ms. Newhall received her J.D. from the University of Minnesota Law School in 1977. She serves on the board of directors of Alliant Energy Corporation, a gas and electric utility.

George M. Revering, 64, has been a director since 1990. Mr. Revering is currently retired and had served as president and general manager of Midwest Information Systems Inc. from 1976 until 2001.

Don C. Swenson, 64, has been a director since 1990 and served as Secretary from 1995 until 2000. Mr. Swenson served as Director of Operations of Arvig Communications Systems, Inc. from 1981 until his retirement in 2001. Mr. Swenson also serves as a director of Arvig Enterprises, Inc., one of our shareholders. Mr. Swenson has been a member of the board of directors of United Community Bank, Perham, Minnesota, since 1993.

Nominees for Election by Class M Shareholders

Anthony J. Bolland, 51, has been a General Partner of Boston Ventures Management Inc. since its formation in 1983. From 1981 through 1983, he was a vice president of First Venture Capital Corporation, a subsidiary of Bank of Boston Corporation, and had an active role in initiating, structuring and monitoring First Ventures' investments. Mr. Bolland received his L.L.B. degree from Warwick University, England in 1975. He is currently on the boards of directors of Integra Telecom and Production Resource Group. Mr. Bolland was elected to the Board of Directors by the holders of our Class M convertible preferred stock and has served as a director since 2004.

Paul J. Finnegan, 53, is a Managing Director of Madison Dearborn Partners, Inc., where he concentrates on investments in the communications industry. Mr. Finnegan has been with Madison Dearborn Partners since he co-founded the company in 1993. Prior to that time, Mr. Finnegan worked at First Chicago Venture Capital for ten years. Mr. Finnegan serves on the boards of directors of Allegiance Telecom, Inc. and Focal Communications, Inc. He also serves on the Board of Trustees of The Skyline Fund, a small cap mutual fund. Mr. Finnegan received his B.A. from Harvard College and his M.B.A. from the Harvard Graduate School of Business Administration. Mr. Finnegan was elected to the Board of Directors by the holders of our Class M convertible preferred stock and has served as a director since 2000.

Directors to be Elected by Holders of Senior Preferred Stock

As noted above, the holders of our senior exchangeable preferred stock have the right to elect two members of our Board of Directors. We anticipate these two directors will be elected at the Annual Meeting. The holders of Senior Preferred will submit nominees for these positions. At the 2005 annual meeting, holders of the Senior Preferred elected James V. Continenza and Jacques Leduc. At the time of the mailing of this proxy statement, we have not been advised whether they will be nominated for reelection.

James V. Continenza, 43, served as Chief Executive Officer, President, and a director of Teligent, Inc. from September 2002 through June 2004. From September 2000 to September 2002, Mr. Continenza served in various positions, including as Chief Operating Officer and a director of Arch Wireless, Inc. Mr. Continenza was President and Chief Executive Officer of Lucent Technologies Product Finance from 1999 through 2000. Mr. Continenza served as a director of Microcell Telecommunications, Inc. from May 2003 to November 2004. He is currently on the boards of directors of MAXIM Crane Works, Inc. and U.S.A. Mobility, Inc., which was formed by the merger of Arch Wireless, Inc. and Metrocall, Inc. Mr. Continenza was elected to the Board of Directors in May 2005 by the holders of our senior exchangeable preferred stock.

Jacques S. Leduc, 43, currently serves as Managing Partner of Trio Capital, Inc. He served as Chief Financial Officer of Microcell Telecommunications, Inc. from 1995 through November 2004 and as Director of Corporate Planning from 1995 to 1998. Mr. Leduc was elected to the Board of Directors in May 2005 by the holders of our senior exchangeable preferred stock.

Meetings of the Board of Directors

During fiscal 2005, the Board of Directors held five regular and three special meetings. All directors attended at least 85% of the meetings of the Board and the committees on which they served.

Directors are expected to attend board meetings, board committee meetings, and annual shareholder meetings. Five of the Company's then nine directors attended the 2005 Annual Meeting of Shareholders.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominating Committee.

Audit Committee. Don Swenson (Chair), Anthony J. Bolland, Jacques Leduc, and George M. Revering currently serve on the Audit Committee. The Audit Committee's duties include examination of matters relating to the financial affairs of RCC, including reviewing our annual financial statements, the scope of the independent annual audit, and the independent accountant's letter to management concerning the effectiveness of our internal financial and accounting controls. In addition, the Audit Committee serves as a "qualified legal compliance committee." The Audit Committee held six meetings during 2005. The Audit Committee operates under a written charter adopted by the Board of Directors. All members of the Audit Committee are independent as defined in rules of The Nasdaq Stock Market.

Compensation Committee. Paul J. Finnegan (Chair), James V. Continenza, and George W. Wikstrom currently serve on the Compensation Committee. The Compensation Committee's duties include consideration of and recommendations to our Board of Directors with respect to programs for executive compensation, employee benefit and incentive plans, and other compensation matters and policies. The Compensation Committee held seven meetings during 2005.

Nominating Committee. The nominating committee consists of Anthony J. Bolland, James V. Continenza, Paul J. Finnegan, Jacques Leduc, George M. Revering, Don C. Swenson, and George W. Wikstrom, all of whom have been determined by the board to be independent as defined in the Nasdaq rules. The nominating committee operates under a written charter adopted by the board of directors. A copy of the nominating committee charter is located on our website at *www.unicel.com* (click on "Investor Relations," then "Corporate Governance").

The purpose of the nominating committee is to identify individuals qualified to be nominees to the board. Qualifications and attributes that the nominating committee believes are important in a director may include the following:

- personal and professional integrity,
- the ability to apply good business judgment,
- the ability to understand and exercise his or her duties of loyalty and care,
- willingness to devote the required time to the Company's affairs, including attendance at board, committee, and shareholder meetings,
- broad training and experience at policy-making levels in business,
- financial acumen, and
- experience in telecom or similar businesses.

In considering director candidates, the nominating committee will consider an appropriate balance of experience, skills, and background and assure that at least a majority of the directors are independent. Other important factors in assessing qualifications of director nominees are the candidates' other commitments, such as employment and other board positions, and whether the candidate would qualify under the Company's guidelines for membership on the audit committee, the compensation committee, or the nominating committee. In considering whether current directors should be nominated for reelection, the nominating committee will consider the above criteria as well as the individual's past performance as a Company director. Members of the nominating committee who are being considered for reelection will not participate in any deliberations regarding their candidacy.

In the event that there are vacancies on our board, or vacancies are anticipated, the nominating committee will consider various candidates for director positions. Candidates may come to the attention of the nominating committee through current board members, shareholders, management, or, when appropriate, retained search firms. Although the Company has not paid any third party a fee to assist in the identification or evaluation of director candidates, the nominating committee has the authority to retain search firms or other qualified advisers for this purpose in the future, at the Company's expense. After a preliminary assessment of each director candidate based upon his or her resume and other biographical information, his or her willingness to serve, and other background information, promising candidates will be invited to participate in interviews with some or all of the members of the nominating committee. At the conclusion of this process, the nominating committee will determine whether a candidate is a good fit and recommend a candidate to the board. The committee will use the same process for evaluating all candidates, regardless of the source of the nomination.

The nominating committee will consider candidates recommended by shareholders. If you wish to propose a candidate, please forward the candidate's name and a detailed description of the candidate's background and qualifications, including all information relating to the candidate that would be required to be disclosed in the proxy statement, the candidate's written consent to being considered as a nominee and to serving as a director if elected, your name and address, as they appear on the corporation's shareholder records, and the class and number of shares of RCC that you own beneficially to:

Nominating Committee
Rural Cellular Corporation
3905 Dakota Street SW
P.O. Box 2000
Alexandria, MN 56308-2000

In order for an individual proposed by a shareholder to be considered by the nominating committee for recommendation as a board nominee at the 2007 Annual Meeting, the nominating committee must receive the proposal no later than 5 p.m. central time on December 21, 2006. Such proposals must be sent via registered, certified, or express mail (or other means that allows the shareholder to determine when the proposal was received by the Company). Shareholders submitting nominations are encouraged to submit them as early as possible in order to allow the nominating committee time to make an appropriate evaluation.

In addition, RCC's bylaws permit shareholders to nominate directors at an annual meeting of the shareholders or at a special meeting at which directors are to be elected if they comply with the requirements set forth in our bylaws, a copy of which may be obtained from RCC at the above address. Our bylaws require, among other things, that the corporate secretary receive written notice of a proposed nomination for the 2007 Annual Meeting no later than April 5, 2007, and that the notice contain the information outlined above.

Shareholder Communications with the Board

Shareholders who wish to do so may communicate directly with our Board, or any one or more of the members of our Board, by writing to the following address:

Board of Directors
Rural Cellular Corporation
3905 Dakota Street SW
P.O. Box 2000
Alexandria, MN 56308-2000

If a shareholder wishes to communicate with a specific committee, such submission may be addressed to the chair of the committee.

Compensation of Directors

Directors' Fees. In fiscal 2005, each of our nonemployee directors was paid an annual fee of $20,000, $1,000 for each Board meeting attended in person, $500 for each committee meeting attended in person, and $350 for each Board meeting and committee meeting attended via telephone conference and is reimbursed for travel and other expenses incurred in attending meetings and serving as a director. The Chair of the Audit Committee was paid an additional $250 per meeting attended either in person or by teleconference. Total fees paid to all nonemployee directors as a group for services rendered during 2005 were $198,067.

Beginning in 2006, in lieu of fees for attendance at committee meetings, members of the audit committee will each receive an annual retainer of $5,000 and members of the compensation committee will each receive an annual retainer of $3,000. The chair of the audit committee will receive an annual retainer of $10,000.

Directors' Stock Option Plan. Directors who are not employees are eligible for options under RCC's Stock Option Plan for Nonemployee Directors. The plan provides that all nonemployee directors serving as of the day following an annual meeting will be granted options to purchase 5,250 shares of Class A Common Stock on that date. Pursuant to the plan, nonemployee directors serving as of the day following the 2005 annual meeting were granted options to purchase an aggregate of 36,750 shares of Class A Common Stock at $4.89 per share. Upon approval of the proposed Omnibus Incentive Plan, directors will be granted options or other equity awards pursuant to that plan and there will be no further grants under the current plan.

Section 16 Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder require RCC's officers, directors, and holders of 10% or more of our outstanding common stock to file certain reports with the Securities and Exchange Commission. To our best knowledge, based solely on information provided to us by the reporting individuals, all of the reports required to be filed by these individuals were timely filed, except that a Form 4 reporting the grant of an option to Jacques Leduc was filed one day late.

Item No. 2 *Ratification of Deloitte & Touche LLP as Independent Auditors*

Deloitte & Touche LLP ("DT") has served as our independent auditors since June 2002. The Audit Committee of the Board of Directors has considered the qualifications and experience of DT and, based upon the recommendation of the Audit Committee, the Board of Directors has appointed DT as independent auditors for the current fiscal year, which ends December 31, 2006 ("Fiscal 2006").

Representatives of DT are expected to be present at the Annual Meeting and will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions. The affirmative vote of a majority of the combined voting power of the shares of common stock present and voting on such matter is required for ratification of the appointment of DT as our independent auditors.

The Board of Directors recommends that you vote FOR the ratification of the appointment of Deloitte & Touche LLP as RCC's independent auditor for fiscal 2006. Your proxy will be so voted unless you specify otherwise.

Report of Audit Committee

The Audit Committee of the Board of Directors is comprised of four nonemployee directors, all of whom are independent as defined in the rules of The Nasdaq Stock Market. In addition, the Board of Directors has determined that Anthony J. Bolland and Jacques Leduc are "audit committee financial experts" as defined by applicable regulations of the Securities and Exchange Commission.

The Audit Committee held six meetings during fiscal 2005. The meetings were designed to facilitate and encourage communication between the Audit Committee, management, and DT, our independent public accountants.

The Audit Committee reviewed and discussed the audited financial statements for fiscal 2005 with management and representatives of DT.

The Committee's discussions with DT included the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees). DT also provided to the Audit Committee the written disclosures and the letter regarding their independence as required by the Independence Standards Board Standard No. 1. This information was discussed with the auditors. The Audit Committee also considered whether the provision by DT of services other than audit services is compatible with the auditors' independence.

Based on these discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2005 be included in our annual report on Form 10-K.

Don Swenson, Chair Anthony J. Bolland Jacques Leduc George M. Revering

Members of the Audit Committee

Principal Accountant Fees and Services

The following is a summary of the fees billed to RCC by DT for professional services rendered for the fiscal years ended December 31, 2005 and 2004:

Fee Category	Fiscal 2005 Fees	Fiscal 2004 Fees
Audit fees	$747,375	$ 942,690
Audit-related fees	27,625	27,625
Tax fees	54,582	84,425
All other fees	—	—
Total fees	$829,582	$1,054,740

Audit Fees. Consists of fees billed for professional services rendered for the audit of RCC's annual consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports, services that are normally provided by DT in connection with statutory and regulatory filings or engagements, and services related to the review of and attestation to RCC's internal control of financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002. Also included are fees of $125,000 and $187,925 in 2005 and 2004, respectively, for services related to RCC's senior subordinated notes offering in November 2005 and senior secured notes offering in March 2004.

Audit-Related Fees. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of RCC's consolidated financial statements and are not reported under "Audit Fees." These services include employee benefit plan audits, accounting consolidations in connection with acquisitions and divestitures, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees. Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance, tax audit defense, and acquisitions and divestitures.

All Other Fees. Consists of fees for products and services other than the services reported above.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

All services provided by our independent auditor, DT, are subject to pre-approval by our Audit Committee. The Audit Committee has authorized the Chair of the Committee to approve services by DT in the event there is a need for such approval prior to the next full Audit Committee meeting. However, a full report of any such interim approval must be given at the next Audit Committee meeting. Before granting any approval, the Audit Committee (or the committee Chair, if applicable) must receive: (i) a detailed description of the proposed service; (ii) a statement from management as to why they believe DT is best qualified to perform the service; and (iii) an estimate of the fees to be incurred. Before granting any approval, the Audit Committee (or the committee Chair, if applicable) gives due consideration to whether approval of the proposed service will have a detrimental impact on DT's independence.

All audit and non-audit services provided by DT during fiscal 2005 and 2004 were approved in advance in accordance with our pre-approval policy.

Item No. 3 Approval of 2006 Omnibus Incentive Plan

On February 16, 2006, the Board unanimously approved and adopted, subject to the approval of the Company's shareholders at the annual meeting, the Rural Cellular Corporation 2006 Omnibus Incentive Plan (the "Plan"). The Plan affords the Board, acting through its Compensation Committee, the ability to design compensatory awards that are responsive to the Company's needs and includes authorization for a variety of awards designed to advance the Company's interests and long-term success by encouraging stock ownership among officers, directors, and employees.

The Company has historically granted stock options and restricted stock under various incentive compensation plans, including the Company's 1995 Stock Compensation Plan and the Stock Option Plan for Nonemployee Directors (the "Prior Plans"). No further awards may be made under these Prior Plans after approval of this Plan, but unissued shares from those plans are being transferred to this Plan. If approved by shareholders, the Plan will become effective and will replace the Prior Plans and the Management Incentive Plan. The Company's Employee Stock Purchase Plan will continue in effect.

The affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote is required for approval of the Plan. The following summary of the principal provisions of the Plan is not intended to be exhaustive and is qualified in its entirety by the terms of the Plan, a copy of which may be obtained from the Company. A copy of the Plan has been filed electronically with the Securities and Exchange Commission as an appendix to the proxy statement and is available through the Commission's website at *www.sec.gov*.

Plan Highlights

The Plan authorizes the Compensation Committee to provide equity-based compensation in the form of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, performance shares and units, cash-based awards, and other stock-based awards for the purpose of providing the Company's officers, directors, and employees performance incentives. Some of the key features of the Plan that reflect the Company's commitment to effective management of incentive compensation are set forth below and are described more fully under the heading "Summary of the Plan" and in the Plan.

- **Plan Limits.** The Plan limits the aggregate number of stock options and SARs that may be granted to any one participant in a calendar year to 100,000 in each instance, the aggregate number of shares of restricted stock and restricted stock units, performance shares, and shares underlying other equity-based awards that may be granted to any one participant in a calendar year to 100,000 in each instance, and no participant will receive performance units in any calendar year having a value at the date of grant in excess of the value of 100,000 shares. No cash award may exceed more than $2,000,000.
- **Share Counting.** The Plan provides that shares covering awards that expire or are forfeited will again be available for issuance under the Plan. In addition, the following shares will be added back to the aggregate plan limit: (1) shares tendered in payment of the option price and (2) shares withheld by the Company to satisfy tax withholding obligations. Further, only the shares actually issued when a SAR is exercised and settled in shares will be deemed delivered for purposes of determining the maximum number of shares available pursuant to the Plan.
- **No Repricing.** Option repricing is prohibited without shareholder approval.
- **Other Features.**
  - The Plan also provides that no stock options or SARs will be granted with an exercise or base price less than the fair market value of the Company's Class A common stock on the date of grant. The closing market price of the Company's Class A common stock as reported on The Nasdaq Stock Market on March 31, 2006 was $14.71 per share.
  - The Plan is designed to allow awards made under the Plan to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.
  - It is intended that the Compensation Committee of the Board, pursuant to Board delegation, will have all of the power and authority necessary to administer the Plan.

Summary of the Plan

Shares Available Under the Plan. The number of shares of the Company's Class A common stock that may be issued or transferred under the Plan will not exceed 1,000,000 shares plus any shares not issued or subject to outstanding awards under the Company's Prior Plans as of the effective date of the Plan or any such shares which cease for any reason to be subject to the Prior Plans after the effective date of the Plan. As of March 31, 2006, 197,783 shares were not subject to outstanding awards under the Prior Plans and 1,692,669 shares were subject to currently outstanding awards. Shares covered by an award granted under the Plan will not be counted as used unless and until they are actually issued and delivered to a participant. Upon payment in cash of the benefit provided by any award granted under the Plan, any shares that were covered by that award will again be available under the Plan. Shares issued under the Plan may be shares of original issuance or shares reacquired by the Company or a combination of the foregoing. The Plan contains limits on the number of shares that can be issued, including to any one participant in a calendar year as described above. Further, the Plan limits the aggregate number of shares that may be issued or transferred by the Company upon the exercise of incentive stock options ("ISOs") to 2,890,452 shares, or all of the shares potentially awardable under the Plan. The limits contained in the Plan are subject to certain adjustments as provided in the Plan in the event of stock splits, stock dividends, and certain other events.

Eligibility. All employees, directors, and third party service providers of the Company, its affiliates and/or its subsidiaries, may be selected by the Committee to receive benefits under the Plan. As of March 31, 2006, approximately 55 officers, directors, and employees were eligible to participate in the Plan.

Types of Awards Authorized. The Plan provides for the granting of option rights, SARs, restricted stock, restricted stock units, performance shares, performance units, cash awards, dividend equivalents and other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the Company's Class A common stock or factors that may influence the value of its Class A common stock. Awards granted under the Plan will be upon such terms as may be approved by the Committee and set forth in an award agreement. An award agreement will contain such terms and provisions, consistent with the Plan, as the Committee may approve, including provisions for the acceleration of vesting or satisfaction of other requirements upon the occurrence of certain events, including change in control events. No option right or appreciation right may be exercisable more than ten years from the date of grant.

Performance Measures. The Plan contemplates that the Committee will establish "performance measures" for purposes of performance shares and performance units and cash awards. When so determined, option rights, SARs, restricted stock, restricted stock units, other awards under the Plan or dividend credits may also specify performance measures that must be achieved as a condition to exercising such rights in the case of options and SARs or to result in termination or early termination of the restrictions applicable to such shares in the case of restricted stock and restricted stock units. Performance measures may be described in terms of either Company-wide objectives or objectives that are related to the performance of the individual participant or a subsidiary, affiliate or business unit. The Committee may provide, in connection with the setting of performance measures, that any evaluation of performance measures may include or exclude certain items, including but not limited to, asset write-downs, litigation or claim judgments or settlements, the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results, any reorganization and restructuring programs, extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year, acquisitions or divestitures, and foreign exchange gains and losses. To the extent such inclusions or exclusions affect the awards to "covered employees" (as defined in the Plan), they will be prescribed in a form that meets the requirements of 162(m) for deductibility.

Performance measures applicable to any award to a participant who is, or is determined by the Committee likely to become, a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code, will be limited to: net earnings or net income (before or after taxes); earnings per share; net sales, revenue growth, or local service revenue; net operating profit; operating income; return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment); earnings before or after taxes, interest, depreciation, and/or amortization (including adjusted EBITDA); EBITDA margin; gross or operating margins; productivity ratios; share price (including, but not limited to, growth measures and total shareholder return); expense targets; margins; operating efficiency; market share; customer satisfaction; working capital targets; capital expenditures; customer growth, net customer growth, or local service revenue growth; and economic value added or EVA® (net operating profit after tax minus the sum of capital multiplied by the cost of capital), in each case as defined by the Committee from time to time. Such performance measures may be used to measure the performance of the Company, subsidiary, and/or affiliate as a whole or any business unit of the Company, subsidiary, and/or affiliate or any combination thereof, as the Committee may deem appropriate, or any of the above performance measures may be compared to the performance of a group of comparative companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may compare share price to various stock market indices.

Administration and Amendments. The Plan is to be administered by the Committee. The Committee is authorized to interpret the Plan and related agreements and other documents. The Board may amend the Plan from time to time without further approval by the Company's shareholders, except where the amendment must otherwise be approved by the shareholders of the Company in order to comply with applicable law or the rules and regulations of The New York Stock Exchange or The Nasdaq Stock Market.

Change in Control. Upon the occurrence of a Change of Control (as defined in the Plan), unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the Committee shall determine otherwise in the award agreement, any and all options and SARs granted under the Plan shall become immediately exercisable and any period of restriction and restrictions imposed on restricted stock or restricted stock units shall lapse.

In addition, target payout opportunities attainable under all outstanding awards of performance-based restricted stock, performance-based restricted stock units, performance units, performance shares, and performance-based cash-based awards shall be deemed to have been earned based on an assumed achievement of all relevant targeted performance goals as of the effective date of the Change of Control, and the vesting of all awards denominated in shares shall be accelerated as of the effective date of the Change of Control and shall be paid out to participants within thirty days following the effective date of the Change of Control and awards denominated in cash shall be paid to participants in cash within thirty days following the effective date of the Change of Control. The Committee may, in its sole discretion, elect to pay out all awards in cash in lieu of shares.

"Change in Control" means the happening of any of the following:

(a) A majority of the directors of the Company elected by the holders of Company's Common Stock shall be persons other than persons:
  (i) for whose election proxies shall have been solicited by the Board, or
  (ii) who are then serving as directors appointed by the Board to fill vacancies on the Board caused by death or resignation (but not by removal) or to fill newly-created directorships,

(b) 30% or more of the outstanding voting stock of the Company is acquired or beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, or any successor rule thereto) by any person (other than the Company or a subsidiary of the Company) or group of persons acting in concert (other than the acquisition and beneficial ownership by a parent company or its wholly-owned subsidiaries, as long as they remain wholly-owned subsidiaries, of 100% of the outstanding voting stock of the Company as a result of a merger which complies with paragraph (c)(i)(B) hereof in all respects), or

(c) The consummation of:
  (i) a merger or consolidation of the Company with or into another entity other than
    (A) a merger or consolidation with a subsidiary of the Company, or
    (B) a merger in which the persons who were the beneficial owners, respectively, of the outstanding Common Stock and outstanding voting stock of the Company immediately prior to such merger beneficially own, directly or indirectly, immediately after the merger, a majority of, respectively, the then outstanding common stock and the then outstanding voting stock of the surviving entity or its parent entity, or
  (ii) an exchange, pursuant to a statutory exchange of shares of outstanding voting stock of the Company held by shareholders of the Company immediately prior to the exchange, of shares of one or more classes or series of outstanding voting stock of the Company for cash, securities, or other property, except for voting securities of a direct or indirect parent entity of the Company (after giving effect to the statutory share exchange) owning directly, or indirectly through wholly-owned subsidiaries, both beneficially and of record 100% of the outstanding voting stock of the Company immediately after the statutory share exchange if (i) the persons who were the beneficial owners, respectively, of the outstanding voting stock of the Company and the outstanding Common Stock of the Company immediately before such statutory share exchange own, directly or indirectly, immediately after the statutory share exchange a majority of, respectively, the voting power of the then outstanding voting securities and the then outstanding common stock (or comparable equity interest) of such parent entity, and (ii) all holders of any class or series of outstanding voting stock of the Company immediately prior to the statutory share exchange have the right to receive substantially the same per share consideration in exchange for their outstanding voting stock of the Company as all other holders of such class or series (except for those exercising statutory dissenters' rights), or
  (iii) the sale or other disposition of all or substantially all of the assets of the Company (in one transaction or a series of transactions), or

(d) The approval by the shareholders of the Company of the liquidation or dissolution of the Company.

The Committee may, in its sole discretion, determine that any or all outstanding awards granted under the Plan, will be canceled and terminated and that in connection with such cancellation and termination the holder of such award may receive for each share subject to such award a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the difference, if any, between the consideration received by shareholders of the Company in respect of a share in connection with such transaction and the purchase price per share, if any, under the award multiplied by the number of shares subject to such award; provided that if such product is zero or less, the awards may be canceled and terminated without payment therefor.

Transferability. Except for qualified domestic relations orders, or as otherwise determined by the Committee, no option right or SAR or other derivative security granted under the Plan is transferable by a participant except, upon death, by will or the laws of descent and distribution. Except as otherwise determined by the Board or Committee, option rights and SARs are exercisable during the optionee's lifetime only by him or her or by his or her guardian or legal representative.

Adjustments. The number of shares covered by outstanding awards under the Plan and, if applicable, the prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, split-offs, spin-outs, split-ups, reorganizations, liquidations, issuances of rights or warrants, and similar events. In the event of any such transaction or event or in the event of a Change in Control, the Committee, in its discretion, may provide in substitution for any or all outstanding awards under the Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and may require the surrender of all awards so replaced. The Committee may also make or provide for such adjustments in the number of shares available under the Plan and the other limitations contained in the Plan as the Committee may determine appropriate to reflect any transaction or event described above.

Withholding Taxes. To the extent that the Company is required to withhold federal, state, local, or foreign taxes in connection with any payment made or benefit realized by a participant under the Plan, the Company may require the participant to remit the taxes required to be withheld.

Termination. No grant will be made under the Plan more than ten years after the date on which the Plan is first approved by the Company's shareholders, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of the Plan.

Federal Income Tax Consequences

The following is a brief summary of some of the federal income tax consequences of certain transactions under the Plan based on federal income tax laws in effect on January 1, 2006. This summary is not intended to be complete and does not describe state or local tax consequences.

Tax Consequences to Participants

Non-qualified Option Rights. In general, (1) no income will be recognized by an optionee at the time a non-qualified option right is granted; (2) at the time of exercise of a non-qualified option right, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and (3) at the time of sale of shares acquired pursuant to the exercise of a non-qualified option right, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive Option Rights. No income generally will be recognized by an optionee upon the grant or exercise of an ISO. The exercise of an ISO, however, will result in an alternative minimum tax adjustment to the extent the fair market value of the shares exceeds the option price paid for the shares, which may result in a tax liability for alternative minimum tax purposes. If shares are issued to the optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price paid for the shares will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If common shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

SARs. No income will be recognized by a participant in connection with the grant of a tandem SAR or a free-standing SAR. When the SAR is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted shares received on the exercise.

Restricted Stock. The recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by any amount paid by the participant for such restricted stock) at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Internal Revenue Code of 1986, as amended (the "Code") ("Restrictions"). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted stock. If an election under Section 83(b) of the Code has not been timely made, any dividends received with respect to restricted stock that is subject to the Restrictions generally will be taxed as ordinary income to the participant.

Restricted Stock Units. No income generally will be recognized upon the award of restricted stock units. The recipient of a restricted stock unit award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such restricted stock units), and the capital gains/loss holding period for such shares will also commence on such date.

Performance Shares and Performance Units. No income generally will be recognized upon the grant of performance shares or performance units. Upon payment in respect of the earn-out of performance shares or performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares received.

Tax Consequences to the Company. To the extent that a participant recognizes ordinary income in the circumstances described above, the Company will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code, and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Registration with the SEC

The Company intends to file a Registration Statement on Form S-8 relating to the issuance of common shares under the Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as is practicable after approval of the Plan by the Company's shareholders.

New Plan Benefits

The Board of Directors, upon recommendation of the Compensation Committee, has approved prospectively the grant of stock options and restricted stock units (RSUs) under the Plan to three executive officers of the Company (listed below) and to the nonemployee directors, subject to the approval of the Plan by the Company's shareholders at the annual meeting.

The following table provides certain information with respect to such grants:

Name and Position	Dollar Value ($)[a]	Estimated Number of Options[b]	Estimated Number of RSUs[c]
Richard P. Ekstrand President and Chief Executive Officer	—	32,667	31,778
Wesley E. Schultz Executive Vice President and Chief Financial Officer	—	18,000	12,000
Ann K. Newhall Executive Vice President and Chief Operating Officer	—	18,000	12,000
Nonemployee directors as a group (7 persons)	—	—	18,669

(a) The actual dollar value of the options and RSUs cannot be determined at this time. The options will be granted at the fair market value of the Company's Class A common stock on the date of grant, which will be the date of shareholder approval of the Plan.

(b) The estimated number of options provided above is based on a $15 closing price of the Company's Class A common stock. The actual number of options granted to each executive or director will differ significantly only if the stock price is significantly different from $15 on the date of grant.

(c) The estimated number of RSUs provided above is based on a $15 closing price of the Company's Class A common stock. The actual number of RSUs granted to each executive or director will differ significantly only if the price is significantly different from $15 on the date of grant. In addition, this number reflects the number of target RSUs to be earned. Because the RSUs are subject to performance-based conditions, the number of RSUs actually earned will depend on the following factors: (i) 70% of the units will be earned based on the achievement of target EBITDA goals for 2006 and (ii) 30% will be earned based on the achievement of net postpaid customers added during 2006. Further, the earned units will only vest if the executive is still employed with the Company as of December 31, 2008. The RSUs to be granted to the nonemployee directors are not subject to performance-based conditions and will vest over a one-year period; however, actual payment will not occur until six months after termination of service. Vested units will be paid out in shares of the Company's Class A common stock, with one unit equaling one share.

Other than the options and RSUs detailed above, no awards have been made to date under the Plan. Awards for which benefits may be paid under the Plan are made at the discretion of the Compensation Committee, subject to the maximum plan and individual limitations described above.

Vote Required

The affirmative vote of a majority of the combined voting power of the shares of common stock present and voting on such matter is required for the approval of the Plan.

The Board of Directors recommends a vote FOR the approval of the 2006 Omnibus Incentive Plan. Your proxy will be so voted unless you specify otherwise.

Equity Compensation Plan Information

The following table summarizes share and exercise price information about our equity compensation plans as of December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders[1]	1,863,029	$ 15.09	379,605
Equity compensation plans not approved by security holders[2]	—	—	—
TOTAL	1,863,029	$ 15.09	379,605

(1) Includes stock subject to outstanding options and stock available for issuance under our 1995 Stock Compensation Plan, Stock Option Plan for Nonemployee Directors, and Employee Stock Purchase Plan.

(2) We have not adopted any equity compensation plans that have not been approved by our shareholders. The 2006 Omnibus Incentive Plan is subject to shareholder approval and is not included in this table.

Executive Compensation

Summary Compensation Table

The following table sets forth information with regard to compensation paid to our Chief Executive Officer and to each other executive officer whose total annual salary and bonus for fiscal 2005 exceeded $100,000 (the "Named Executive Officers").

Name and Principal Position	Fiscal Year	Annual Compensation		Long-Term Compensation Awards	All Other Compensation[1]
		Salary	Bonus	Securities Underlying Options	
Richard P. Ekstrand President and Chief Executive Officer	2005	$ 518,000	$ 407,264	—	$ 18,620[2]
	2004	518,000	207,200	—	18,470
	2003	508,000	535,093	80,000	19,082
Wesley E. Schultz Executive Vice President and Chief Financial Officer	2005	$ 402,000	$ 254,958	—	$ 14,160[3]
	2004	402,000	128,640	—	14,010
	2003	394,000	337,789	60,000	13,835
Ann K. Newhall Executive Vice President and Chief Operating Officer	2005	$ 402,000	$ 254,958	—	$ 15,319[4]
	2004	402,000	128,640	—	15,169
	2003	394,000	337,789	60,000	13,843
David J. Del Zoppo Senior Vice President, Finance and Accounting	2005	$ 190,550	$ 37,380	—	$ 6,300
	2004	185,000	37,555	—	6,150
	2003	166,000	62,051	5,000	4,506

(1) Except as otherwise indicated, for all years, All Other Compensation consists of RCC's contributions on behalf of each Named Executive Officer to RCC's 401(k) Plan and to the deferred compensation plan.

(2) Includes RCC's matching contribution to the 401(k) Plan of $6,300 and payment of $12,320 of premiums for long-term care insurance for Mr. Ekstrand and his spouse.

(3) Includes RCC's matching contribution to the 401(k) Plan of $6,300 and payment of $7,860 of premiums for long-term care insurance for Mr. Schultz and his spouse.

(4) Includes RCC's matching contribution to the 401(k) Plan of $6,300 and payment of $9,019 of premiums for long-term care insurance for Ms. Newhall and her spouse.

Option Grants in Last Fiscal Year

No options were granted to the Named Executive Officers during the 2005 fiscal year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information relating to option exercises during fiscal 2005 and the number and value of shares of Class A Common Stock subject to options held by the Named Executive Officers as of December 31, 2005.

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End[1]		Value of Unexercised In-the-Money Options at Fiscal Year-End[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard P. Ekstrand	—	—	349,743	96,000	$ 1,473,863	$ 1,000,160
Wesley E. Schultz	90,000	$490,185	165,985	72,000	$ 802,065	$ 750,120
Ann K. Newhall	—	—	209,485	72,000	$ 870,880	$ 750,120
David J. Del Zoppo	—	—	43,614	9,000	$ 155,230	$ 84,970

(1) Rural Cellular has not granted any stock appreciation rights.

(2) Value is calculated as the difference between the closing price of Class A Common Stock on December 31, 2005 ($14.60) and the related option exercise price multiplied by the number of shares underlying the option (assuming the option exercise price is higher than the closing price).

Long-Term Incentive Plans — Awards In Last Fiscal Year

The following table provides information regarding restricted stock awards made to the Named Executive Officers in fiscal 2005. The awards were made under the 1995 Stock Compensation Plan.

Name	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans[1]		
			Threshold (#)	Target (#)	Maximum (#)
Richard P. Ekstrand	12,000	1/01/05 to 12/31/09	11,400	12,000	12,000
Wesley E. Schultz	9,000	1/01/05 to 12/31/09	8,550	9,000	9,000
Ann K. Newhall	9,000	1/01/05 to 12/31/09	8,550	9,000	9,000
David J. Del Zoppo	2,500	1/01/05 to 12/31/09	2,375	2,500	2,500

(1) The restricted stock awards to Messrs. Ekstrand and Schultz and Ms. Newhall were granted in February 2005 and will vest in January 2010. The restricted stock award to Mr. Del Zoppo was granted in December 2005 and will vest in December 2010. The shares will vest only if the grantee is still employed by the Company on the vesting date and the Company's average actual EBITDA for the five fiscal years ending December 31, 2009 is at least 95% of average budgeted EBITDA. If the 95% level is achieved, 95% of the shares will vest. If a higher level is achieved, the percentage of shares vesting will increase by the same percentage. The maximum number of shares that can vest is 100%.

If the grantee is terminated without cause or as a result of disability or death, the award will vest on a prorata basis, provided that the performance goal has been met for the full fiscal years preceding termination. In the event of a change in control (as defined in the 1995 Stock Compensation Plan), all shares will immediately vest. In addition to the shares, Mr. Ekstrand, Mr. Schultz, and Ms. Newhall will also receive a cash payment equal to 50% of the value of the shares vesting to cover income taxes payable upon receipt of the shares. During the restricted period, grantees have the right to vote the shares and receive any dividends that may be paid on the shares. The value of the shares on the date of grant was: Mr. Ekstrand, $81,240, Mr. Schultz and Ms. Newhall, $60,930, and Mr. Del Zoppo, $32,450.

Employment Agreements/Change in Control Provisions

RCC has entered into employment agreements with Messrs. Ekstrand and Schultz and Ms. Newhall. Each agreement prohibits the individual from engaging in any activity competitive with our business or contacting our customers or employees for that purpose for a period of one year (for Mr. Ekstrand) or six months (for Mr. Schultz and Ms. Newhall) following termination of employment. The employment agreements, which were entered into in January 1999, provide for an initial term ending December 31, 2001 and, unless RCC or the executive gives notice otherwise, are automatically renewed each year for an additional one-year period, so that the remaining term of employment is never less than two years. Each agreement may be terminated at any time by either the individual or us. If any of the agreements is terminated at any time by us for other than "just cause" (as defined in the employment agreements), we are obligated to continue payment of salary and other benefits for the remainder of the term of the agreement. The employment agreements provide for annual base salaries plus increases as may be determined from time to time, but at least annually.

In the event any of these individuals is terminated for other than just cause or terminates his or her employment for "good reason" (as defined in the employment agreements), within 24 months following a change in control of RCC, he or she will be entitled to receive compensation in an amount equal to 2.99 times the average of the sum of his or her annual base salary and annual incentive payments for the three fiscal years immediately preceding such termination. In addition, the individual will be entitled to continue to participate in our group medical, dental, life, and disability plans on the same basis as he or she participated immediately prior to termination for a period of eighteen months following the date of termination. The individual shall be responsible for payment of premiums to the same extent as prior to termination, and we will reimburse the individual for any amount by which the premium exceeds the amount for which the individual was responsible at the time of termination. If the individual obtains substantially equivalent coverage or benefits from another source, we will have no further obligation for these benefits. Also, in the event of a change in control, the Company has agreed to pay all remaining premiums on any long-term care insurance policies then provided by the Company for each of the officers and his or her spouse, provided the officer is employed by the Company at the time of the change in control.

We have also entered into a change in control agreement with Mr. Del Zoppo providing that in the event he is terminated for other than "just cause" or terminates his employment for "good reason" (each as defined in the agreement), within 24 months following a change in control of RCC, he will be entitled to receive compensation in an amount equal to 100% of the sum of his highest annual base salary as in effect during the period beginning twelve months prior to the change in control until the date of termination and the highest annual incentive payment to him for the period beginning twelve months prior to the change in control until the date of termination. In addition, he will be entitled to continue to participate in our group medical, dental, life, and disability plans on the same basis as he participated immediately prior to termination for a period of six months following the date of termination. He shall be responsible for payment of premiums to the same extent as prior to termination, and we will reimburse him for any amount by which the premium exceeds the amount for which he was responsible at the time of termination. If he obtains substantially equivalent coverage or benefits from another source, we will have no further obligation for these benefits.

In addition, in the event of a change in control, any award granted under our 1995 Stock Compensation Plan will become fully vested and exercisable.

A change in control occurs when

- the majority of our directors are not persons whose election was solicited by our board or who were appointed by our Board,
- any person or group of persons acquires 30% or more of our outstanding voting stock, or
- the shareholders approve liquidation, or dissolution, or specified mergers or consolidations or exchanges of shares, or dispositions of substantially all of our assets.

Deferred Compensation Plan

We have adopted a deferred compensation plan, which permits designated key employees to defer between 5% and 100% of his or her compensation during any plan year. In fiscal 2006, Messrs. Ekstrand and Schultz and Ms. Newhall were eligible to participate in the deferred compensation plan. The purpose of the deferred compensation plan is to allow the individual to defer amounts in addition to the amounts permitted under the tax rules for contributions to 401(k) plans. Under the terms of the plan, RCC is required to make a matching contribution in an amount equal to 50% of the individual's deferred amount, but only to the extent the deferred amount, when added to any amounts contributed by the individual to our 401(k) plan, does not exceed 6% of the individual's compensation. The matching contribution is made in the discretion of RCC at the end of the year and is contingent upon reaching established financial goals. No matching payments were made by the Company in 2005.

Payment of benefits from the deferred compensation plan is to be made after termination of the participant's employment. In the event of the participant's death, the balance in the participant's account is to be paid to the participant's beneficiary. Payment may be made by lump sum or in up to ten annual installments, as elected by the participant. The Company adopted a new plan, effective January 1, 2005, that complies with Section 409A of the Code.

Long-Term Care Insurance

Beginning in 2004, the Company agreed to pay premiums on long-term care insurance for the three top executives and their spouses in lieu of matching contributions to the deferred compensation plan. The insurance policies provide for payment of premiums over a ten-year period. In the event of a change in control, the premiums for any remaining portion of the ten-year period are to be paid in full by the Company. In 2005, the aggregate amount of these premiums for the three executive officers was $29,199.

Report of Compensation Committee

Overview. The Compensation Committee of the Board of Directors (the "Committee") is comprised solely of directors who are not current or former employees of Rural Cellular, and each is independent as defined by the Nasdaq Stock Market governance rules. The Committee is responsible for establishing compensation policies and evaluating the compensation programs for the Company's executive officers and other key employees. The Committee engages an independent compensation consultant to assist it in this process.

Compensation Philosophy. The compensation program for RCC's executive officers is designed to:

- attract and retain superior talent and reward individual performance;
- encourage strong financial performance by emphasizing performance-based compensation; and
- encourage executive stock ownership and alignment with shareholder interests by providing a significant portion of compensation in the form of the Company's common stock or options to purchase the common stock.

The principal elements of the executive compensation program consist of base salary, annual cash incentives, and long-term incentives in the form of stock options and restricted stock. The Company strives to be competitive with compensation programs of comparable wireless telecommunications companies. In comparing Rural Cellular to these companies, the committee relies upon salary survey data developed and published by external sources, including the Cellular Telecommunications and Internet Association.

The Compensation Committee periodically conducts a review of our executive compensation programs to ensure that the programs are meeting the objectives listed above. In that review, the Committee considers data submitted by management and external data, including the data referred to in the preceding paragraph, and additional input from the consultant.

Base Salary. In making recommendations to the Board of Directors regarding an individual's base salary, the Compensation Committee considers the compensation levels of similar positions at comparable companies, the responsibilities and performance of the individual executive officer, and RCC's recent financial performance.

Generally, salary determinations are made prior to or at the beginning of each calendar year based upon evaluations and recommendations made by the Chief Executive Officer. The Chief Executive Officer provides the Compensation Committee with a performance appraisal for each other executive officer that assesses the individual's performance in the following areas: accountabilities of the position, individual goals and objectives, special projects and assignments, and management skills. A salary recommendation is made based upon the individual's overall performance assessment and where the individual's salary falls within the range of salaries for similar positions at comparable companies within the industry.

For fiscal 2005, base salaries of the top three Named Executive Officers did not increase, and the base salaries of other officers increased 3%. This decision was made after analysis of the state of the national economy, the low inflation rate, the downturn in the wireless industry as a whole, and the individual's performance.

Incentive Bonuses. Each executive officer is eligible to receive a cash bonus at the end of the fiscal year based upon RCC's financial performance and the officer's achievement of specified individual goals. The purpose of this annual cash incentive program is to provide a direct financial incentive to the executive officers to meet or exceed financial and other performance objectives.

Potential bonus awards for executive officers are determined at the beginning of each fiscal year. For fiscal 2005, each Named Executive Officer's potential annual bonus (in target amounts ranging from 35% to 100% of the individual's base salary, with possible increase if the goals were exceeded) was based on attainment of certain financial goals as reflected in RCC's fiscal 2005 budget and specified individual goals. For fiscal 2005, the financial goals were based upon achievement of specified levels of budgeted EBITDA (earnings before interest, taxes, depreciation, and amortization) and customer growth. Because the customer growth goal was not reached, that portion of the targeted bonus was not paid for 2005. The Committee also determined that the top three Named Executive Officers had not fully attained their specified individual goals, and, accordingly, that portion of their targeted bonus was reduced as well. For fiscal 2005, bonuses paid to the Named Executive Officers ranged between 19% and 78% of base salary.

Stock-based Compensation. Stock-based compensation is designed to align the interest of RCC's executives with those of shareholders by encouraging executives to enhance the value of RCC and, hence, the price of the Class A Common Stock and return to shareholders. The objective of stock-based compensation is to assist in the recruitment, motivation, and retention of key professional and managerial personnel as well as to reward eligible employees for outstanding performance. In addition, through deferred vesting, this component of the compensation system is designed to create an incentive for the individual executive to remain with RCC.

In 2005, the Company granted shares of restricted stock to executive employees. These restricted shares will cliff vest after five years, so long as the Company reaches certain levels of budgeted EBITDA over the five-year period. In the event the executive's employment is terminated (other than voluntarily or for cause), the shares will vest pro rata, so long as the goals have been met for the relevant period. In the event of a change in control, the shares will immediately vest in full, whether or not the goals have been met. The Named Executive Officers were granted an aggregate of 32,500 shares of restricted stock in 2005.

The Company maintains an employee stock purchase plan pursuant to which all eligible employees, including executive officers, are given the opportunity to purchase shares of the Company's Class A common stock at a discount. The board of directors has discretion to limit the number of shares that may be purchased by any employee in any fiscal year. In 2005, that limit was 1,000 shares. Each of the Named Executive Officers purchased 1,000 shares at $5.32 per share during 2005.

Deferred Compensation. The Company has established a deferred compensation plan, in which the top three executives are eligible to participate. Prior to 2004, the Company made contributions to the deferred compensation plan, subject to the limits of employer contributions under defined contribution plans. Matching contributions to the deferred compensation plan were discontinued in 2004.

Long-Term Care Insurance. Beginning in 2004, the Company agreed to pay premiums on long-term care insurance for the three top executives and their spouses in lieu of matching contributions to the deferred compensation plan. The insurance policies provide for payment of premiums over a ten-year period. In the event of a change in control, the premiums for any remaining portion of the ten-year period are to be paid in full by the Company. In 2005, the aggregate amount of these premiums for the three executive officers was $29,199.

Chief Executive Officer's Compensation. The Compensation Committee determines Mr. Ekstrand's compensation package in accordance with the methodology described above. In evaluating and setting the Chief Executive Officer's target annual compensation, the committee reviews RCC's business and financial performance, considering such factors as sales, earnings, customer growth, and market share, as well as RCC's progress with respect to its long-term goals and strategies. The Committee does not assign relative weights or rankings to these factors, but instead makes a subjective determination based upon a consideration of all of these factors.

For fiscal 2005, the Compensation Committee recommended that the Chief Executive Officer's salary remain at $518,000, based upon its evaluation of the state of the national economy, the low inflation rate, and the downturn in the wireless industry as a whole.

As noted above, because a portion of the goals for fiscal 2005 was not achieved, Mr. Ekstrand's bonus of $407,264 reflects such partial achievement. In addition, in 2005, Mr. Ekstrand was granted 12,000 shares of restricted stock, which will vest in January 2010, provided that the Company meets certain financial goals (subject to earlier vesting upon termination of employment, other than voluntarily or for cause, or a change in control). Mr. Ekstrand also is the beneficiary of a long-term care insurance policy covering him and his spouse, for which the Company pays the premiums. The premium in fiscal 2004 was $12,320. The Committee also considered the long-term service of Mr. Ekstrand to the Company and has agreed to allow Mr. Ekstrand and his spouse to continue participation in the Company's employee health insurance program after his retirement upon the same terms and conditions as if he were still employed.

Tax Deductibility under Section 162(m). Section 162(m) of the Internal Revenue Code imposes an annual deduction limitation of $1.0 million on the compensation of certain executive officers of publicly held companies. The Compensation Committee considered the impact of this limitation on RCC and determined that it would be in the best interests of RCC to preserve the tax deduction for compensation paid to the chief executive officer and other Named Executive Officers to the extent possible consistent with RCC's executive compensation program. Accordingly, based on the recommendation of the Compensation Committee, we have adopted a management incentive plan, which was approved by the shareholders, in order to provide for compensation that meets the requirements of Section 162(m). The Committee also believes that there may be circumstances in which the Company's interests are best served by maintaining flexibility in the way compensation is provided, whether or not the compensation is fully deductible.

Paul J. Finnegan, Chair James V. Continenza George W. Wikstrom

Members of the Compensation Committee

Stock Performance Graph

The following graph compares the cumulative total shareholder return on our common stock for the period beginning December 31, 2000 through December 31, 2005, with the cumulative total returns of the Standard & Poor's Corporation ("S&P") 500 Stock Index, and a peer group index consisting of six publicly held wireless companies. The comparison assumes $100 was invested in our common stock and in each index at the beginning of the comparison period and reinvestment of dividends.

Our peer group consists of Alltel Corporation, Centennial Communications Corp., Dobson Communications Corporation, Leap Wireless International, Inc., Suncom Wireless Holdings, Inc. (formerly Triton PCS Holdings, Inc.), and United States Cellular Corporation. AT&T Wireless Services, Inc., Sprint Corp. PCS Group, and Western Wireless Corporation, which were included in prior years, were no longer separate entities at the end of 2005.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG RURAL CELLULAR CORPORATION,
THE S&P 500 INDEX AND A PEER GROUP



Comparison of 5 Year Cumulative Total Return*
Among Rural Cellular Corporation, The S&P 500 Index and a Peer Group
120
100
80
60
40
20
0
12/00
12/01
12/02
12/03
12/04
12/05
Rural Cellular Corporation
S&P 500
Peer Group

* $100 invested on 12/31/00 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative Total Return					
	12/00	12/01	12/02	12/03	12/04	12/05
RURAL CELLULAR CORPORATION	100.00	75.11	2.87	26.84	21.67	50.79
S & P 500	100.00	88.12	68.64	88.33	97.94	102.75
PEER GROUP	100.00	92.19	68.10	68.66	85.21	100.35

Certain Transactions

Rural Cellular Corporation and its security holders and their respective affiliates engage in a variety of transactions between or among each other in the ordinary course of their respective businesses. In accordance with rules of The Nasdaq Stock Market, such transactions are reviewed and approved by the audit committee.

Transactions with Security Holders

We have entered into various arrangements with our shareholders or their affiliates. Arrangements involving shareholders or their affiliates that beneficially own more than 5% of any class of our stock and in which total payments for all of these arrangements exceeded $60,000 in fiscal 2005 are described below. Except as may be otherwise indicated below, we anticipate that amounts paid or earned in 2006 will be similar to the 2005 amounts.

Leases, Interconnection Service, and Agency Agreements. We have arrangements with several of our shareholders for cell site leases, interconnection service agreements, and agent sales agreements. We currently lease office space in Detroit Lakes, Minnesota, from an affiliate of Arvig Enterprises, Inc. In addition, several of our shareholders and their affiliates serve as agents for the sale of our cellular and paging services.

- During 2005, we paid $880,783 to Arvig Enterprises, Inc. and its affiliates for all services. Arvig Enterprises, Inc. is the beneficial owner of more than 5% of our outstanding Class B Common Stock. Don C. Swenson, one of our directors, chairman of our audit committee, and former member of our compensation committee, serves as a director of Arvig Enterprises, Inc. and had served as director of operations for Arvig Communications, Inc., an affiliate of Arvig Enterprises, Inc., from 1981 until his retirement in 2001.
- During 2005, we paid $119,954 to Garden Valley Telephone Co. and its affiliates, which beneficially own more than 5% of our outstanding Class B Common Stock, for all services.
- During 2005, we paid $31,251 to Telephone and Data Systems, Inc. and its affiliates, which beneficially own, in the aggregate, more than 5% of our Class A and Class B Common Stock, for all services.

Roaming Arrangements. We have roaming agreements with United States Cellular Corporation, a subsidiary of Telephone and Data Systems, Inc. Under the roaming agreements, we pay for service provided to our customers in areas served by United States Cellular Corporation and receive payment for service provided to customers of United States Cellular Corporation in our cellular service areas. We negotiated the rates of reimbursement with United States Cellular Corporation, and the rates reflect those charged by all carriers. Roaming charges are passed through to the customer. During 2005, charges to our customers for services provided by United States Cellular Corporation totaled $1,933,176, and charges by us to customers of United States Cellular Corporation totaled $3,358,754.

Cellular and Paging Service and Equipment. Several of our shareholders are customers for our cellular and paging services and, in connection therewith, also purchase or lease cellular telephones and pagers from us. During 2005, Arvig Enterprises, Inc. and its affiliates were billed $93,254, and Garden Valley Telephone Co. was billed $24,119 for these services and equipment.

Employment with RCC. Dean Revering, the son of George M. Revering, one of our directors and a member of our audit committee, is one of our sales managers and received $69,312 in compensation in 2005. He is not an executive officer and does not reside in the same household as Mr. Revering.

Other Matters

The Board of Directors is not aware that any matter other than those described in the Notice will be presented for action at the annual meeting. If, however, other matters do properly come before the meeting, it is the intention of the persons named in the enclosed Proxy to vote the proxied shares in accordance with their best judgment on such matters.

Shareholder Proposals for 2007 Annual Meeting

Our 2007 Annual Meeting of Shareholders is expected to be held on or about May 25, 2007, and proxy materials in connection with that meeting are expected to be mailed on or about April 7, 2007. In order to be included in our proxy materials for the 2007 Annual Meeting, shareholder proposals prepared in accordance with the proxy rules must be received by us on or before December 19, 2006.

Under our bylaws, for business to be properly brought before the 2007 Annual Meeting, a shareholder must give notice in writing to the Secretary of RCC no later than April 5, 2007. Any proposal not submitted by such date will not be considered at the 2007 Annual Meeting.

In addition, pursuant to Rule 14a-4 under the Exchange Act, if we receive notice of a proposal on or after April 5, 2007, under Rule 14a-4, the persons named in the proxy solicited by our Board of Directors for the 2007 Annual Meeting may exercise discretionary voting power with respect to such proposal.

Copies of Report on Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission, accompanies the Notice of Annual Meeting and Proxy Statement.

It is important that Proxies be returned promptly. Shareholders are urged to sign, date, and forward the Proxy by return mail.

BY ORDER OF THE BOARD OF DIRECTORS



Ann K. Newhall
Secretary



Board members pictured from left to right: George W. Wikstrom, Paul J. Finnegan, Ann K. Newhall, Richard P. Ekstrand, Wesley E. Schultz, Anthony J. Bolland, George M. Revering, Don C. Swenson. Seated: James V. Continenza, Jacques Leduc.

RCC Officers

Richard P. Ekstrand
President & Chief Executive Officer

Ann K. Newhall
Executive Vice President,
Chief Operating Officer & Secretary

Wesley E. Schultz
Executive Vice President,
Chief Financial Officer & Assistant Secretary

David J. Del Zoppo
Senior Vice President, Finance & Accounting

Scott G. Donlea
Senior Vice President, Networks
& Product Development

Jeffrey A. Hilland
Senior Vice President, Sales & Marketing

William D. Finley
Vice President & Controller

Ann D. Foote
Vice President, Customer Operations

Karen C. Henrikson
Vice President, Human Resources

William M. Johnson III
Vice President, Customer
Equipment & Purchasing

Elizabeth L. Kohler
Vice President, Legal Services

Thomas F. McLaughlin
Vice President, Sales

William "Lex" A. Wilkinson, Jr.
Vice President, Business Support Services

Board Members

Richard P. Ekstrand
President & Chief Executive Officer
Rural Cellular Corporation

Anthony J. Bolland
Managing Director,
Boston Ventures Management, Inc.

James V. Continenza
Retired Chief Executive Officer,
Teligent, Inc.

Paul J. Finnegan
Managing Director,
Madison Dearborn Partners, Inc.

Jacques Leduc
Managing Partner,
Trio Capital, Inc.

Ann K. Newhall
Executive Vice President,
Chief Operating Officer & Secretary,
Rural Cellular Corporation

George M. Revering
Retired President & General Manager,
Midwest Information Systems, Inc.

Wesley E. Schultz
Executive Vice President,
Chief Financial Officer & Assistant
Secretary, Rural Cellular Corporation

Don C. Swenson
Retired Director of Operations,
Arvig Communications, Inc.

George W. Wikstrom
Vice President,
Wikstrom Telephone Company, Inc.



URAL CELLULAR CORPORATION

HE WAY WIRELESS SHOULD BE.

Dakota Street SW

Box 2000

andria, MN 56308

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